ETHANEX ENERGY, INC.

Prospectus

38,000,000 shares of common stock

This prospectus relates to the offering by the selling stockholders of Ethanex Energy, Inc. of up to 38,000,000 shares of our common stock, par value $0.001 per share. Those shares of common stock include 19,500,000 shares of common stock and 18,500,000 shares of common stock underlying warrants, issued to certain investors and financial advisors in a private offering.

The selling stockholders have advised us that they will sell the shares of common stock from time to time in the open market, on the OTC Bulletin Board, in privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or otherwise as described under the section of this prospectus titled “Plan of Distribution”.

Our common stock is traded on the OTC Bulletin Board under the symbol “EHNX.OB”. On June 29, 2007 the closing price of the common stock was $0.65 per share.

Investing in our common stock involves risks. Before making any investment in our securities, you should read and carefully consider risks described in the Risk Factors beginning on page 5 of this prospectus.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated July 9, 2007

TABLE OF CONTENTS

SUMMARY	1
RISK FACTORS	5
NOTE REGARDING FORWARD-LOOKING STATEMENTS	19
SELLING STOCKHOLDERS	20
USE OF PROCEEDS	29
DETERMINATION OF OFFERING PRICE	29
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	29
DIVIDEND POLICY	31
MANAGEMENT’S PLAN OF OPERATIONS	31
BUSINESS	39
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS	55
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	59
EXECUTIVE COMPENSATION	60
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	63
PLAN OF DISTRIBUTION	64
DESCRIPTION OF SECURITIES	67
LEGAL MATTERS	70
EXPERTS	70
WHERE YOU CAN FIND MORE INFORMATION	71
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	71
FINANCIAL STATEMENTS	F-1

SUMMARY

This summary highlights those aspects of the offering that we deem most significant to potential investors. Potential investors should read the entire prospectus carefully, including the more detailed information regarding our business provided below in the “Business” section, the risks of purchasing our common stock discussed under Risk Factors, and our financial statements and the accompanying notes.

In this prospectus, “Ethanex Energy,” “the Company,” “we,” “us,” and “our” refer to Ethanex Energy, Inc., a Nevada corporation, and its subsidiaries taken as a whole, unless the context requires otherwise.

Our Company

   We are a development stage company that plans to engage in the business of producing fuel ethanol through the ownership and operation of ethanol plants. Our objective is to become one of the ethanol industry’s lowest-cost producers. We intend to market the ethanol we produce to refineries for use as a blend component in the U.S. gasoline fuel market. In addition, as a byproduct of our ethanol fuel operations, we intend to produce and sell dried distiller grains, which we refer to as DDG, and other commercially useful corn by-products, including food grade corn oil. DDG are used in the manufacture of various animal feeds.

   As a company we have no operating history as a producer of ethanol and have not constructed any ethanol plants to date. We have not earned any revenues to date, and expect that our current capital and other existing resources will be sufficient only to provide a limited amount of working capital. Our Company will require substantial additional capital to implement our business plan, and it may be unable to obtain the capital required. Our management, with the exception of our Chief Financial Officer, does not have extensive experience in public company matters, which could impair our ability to comply with legal and regulatory requirements.

Merger and Private Offering

On September 1, 2006 (the “Closing Date”), we entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Ethanex North America Acquisition Corp., our wholly owned subsidiary (“Acquisition Sub”), and Ethanex Energy North America, Inc., a Delaware Corporation (“Ethanex N.A.”). On the Closing Date, Acquisition Sub merged with and into Ethanex N.A., with Ethanex N.A. remaining as the surviving corporation and our wholly-owned subsidiary (the “Merger”). On the Closing Date, the holders of Ethanex N.A.’s issued and outstanding capital stock before the Merger surrendered all of their issued and outstanding capital stock of Ethanex N.A. and received 46,000,000 shares of our common stock, par value $0.001 per share. Our stockholders immediately prior to the Merger retained 14,000,000 shares of our common stock. For a complete description of the background of the Merger and our capitalization prior to the Merger please see the discussion under “General Corporate Matters” on page 36.

Gamma Capital Partners, LLC was issued 1,000,000 shares of our common stock for finder and advisory fees in connection with the Merger.

On August 3, 2006, Ethanex N.A. closed a private offering (the “Offering”) of 20,000,000 units of its securities, each unit consisting of one share of Class B common stock of Ethanex N.A. and a warrant to purchase one share of Class B common stock for a period of five years at an exercise price of $1.50 per share, which warrants were callable by Ethanex N.A. under certain circumstances. The investors in the Offering collectively purchased 20,000,000 units for total consideration of $20,000,000.

The sale of the units (including the Class B common stock, the warrants and the Class B common stock underlying the warrants) in the Offering was exempt from registration under Section 4(2) of the Securities Act of 1933 (the “Securities Act”) and Rule 506 of Regulation D as promulgated by the Securities and Exchange Commission (the “SEC”).

Canaccord Capital Corporation and Sanders Morris Harris, Inc. acted as placement agents in connection with the Offering and received fees of $127,750 and $228,750, respectively.

On the Closing Date, each share of Class B common stock of Ethanex N.A. issued and outstanding before the Merger was converted into one share of our common stock. Each warrant for the purchase of shares of Class B common stock of Ethanex N.A. issued and outstanding before the Merger was converted into a warrant to purchase the same number of shares of our common stock on the same terms and conditions as the Ethanex Class B warrants.

Recent Business Developments

               We are a development stage company, and we are still in the early stages of implementing our business plan and developing the ethanol production projects we are pursuing in Illinois and Kansas. As of the date of this prospectus, we have not completed detailed engineering studies on either of these sites, we have not entered into pricing arrangements with contractors for construction of any facilities and we have not determined the timing of when construction may start at these sites. With respect to our project in Kansas, discussed under “Management’s Plan of Operations - Brownfield Development Opportunity”, we have recently completed a preliminary engineering study that produced positive results, and we are continuing discussions with a Kansas electric utility regarding this project. As discussed under “Management’s Plan of Operations - Costs of Development Activities and Financing Efforts”, we have not yet determined the total cost of the projects we are developing nor have we arranged financing that would permit us to complete their development. We may pursue these projects sequentially or simultaneously, depending upon many factors including particularly market conditions and the availability of required financing. For more information about the risks to our business if we are unable to implement our business plan or complete our planned ethanol production projects, please see the section “Risk Factors” beginning on page 5.

On August 3, 2006, Ethanex N.A. acquired all of the capital stock of IPT Ethanol, Inc., a then-wholly owned subsidiary of Industrial Power Technology, a California corporation (“IPT”). In connection with the acquisition, IPT Ethanol, Inc. was assigned the rights to a Letter of Understanding entered into between IPT and a New York Stock Exchange-listed electric utility located in the Midwest, for the joint evaluation of the environmental and operational impact of siting a 132 million gallon per year (“MMGY”) ethanol plant at a large coal-fired generating facility owned by the electric utility in Kansas. Recently, we completed a study in conjunction with an independent engineering firm which reported favorable results. This study has been reviewed by the utility and they expressed a willingness to proceed with further negotiations. Upon the satisfactory negotiation of business terms with the electric utility for the development of the proposed plant, we intend to enter into a definitive agreement to site the ethanol plant at the coal-fired generating facility pursuant to our brownfield co-location strategy.

On September 17, 2006, we entered into a joint venture agreement with Star Ethanol, LLC to construct and operate a 132 MMGY ethanol facility in Franklin County, Illinois utilizing fractionation technology in the production of ethanol and ethanol-related products. The original site selected in Franklin County for development was deemed to be unsatisfactory and a different site has been selected in southern Illinois in Jefferson County near Waltonville. The joint venture will operate as Ethanex Southern Illinois LLC, an Illinois limited liability company, through which the parties plan to construct an ethanol facility and develop, manufacture, distribute, and sell ethanol and ethanol-based products. During the first half of 2007, the joint venture has been pursuing matters necessary to enable it to construct an ethanol plan on the site, including entering into an option agreement to acquire the site, obtaining an air permit to operate a natural gas fired boiler on the site, performing geotechnical engineering studies, discussing water, sewer, gas and electrical supply agreements, and engineering the plant layout at the site. We recently began discussions with Star Ethanol about having Ethanex assume ownership of 100% of this project and revising the terms of our ongoing business relationship with Star. We cannot presently predict the outcome of these discussions, although we do not expect them to have a negative impact on the project.

In February 2007, we learned that our former outside legal counsel, Louis W. Zehil, who at the time was a partner at the law firm of McGuireWoods LLP, and who was our corporate secretary until February 22, 2007, had been named a defendant in a civil lawsuit by the SEC for violations of the antifraud and registration provisions of the federal securities laws. Mr. Zehil also was named a defendant in a criminal proceeding brought by the U.S. Attorney for the Southern District of New York involving similar matters. Both of these lawsuits involve actions Mr. Zehil is alleged to have taken to trade shares of our common stock. While we do not expect to have any liability for Mr. Zehil’s actions, there is a possibility that our Company could be named as a defendant in a lawsuit relating to these matters. For more information about the risk to our business as a result of Mr. Zehil’s actions please see the disclosure on page 5 of the “Risk Factors” section.

On April 20, 2007, we entered into an agreement with Buhler, Inc. to collaborate on and jointly market a bio-refinery ethanol production system. Pursuant to the terms of the agreement, Buhler will cooperate with Ethanex in marketing a bio-refinery ethanol production system consisting of (a) Buhler’s proprietary corn fractionation system and (2) services provided by the Company for integration of this fractionation technology into ethanol production facilities. The Buhler corn fraction system is a proprietary corn processing system using Buhler roller mills and other designated equipment and processes that produces corn endosperm, bran and “whole” germ fractions for use in the production of fuel ethanol and ethanol co-products. Under the agreement, we also have an option to purchase several corn fractionation systems from Buhler on terms that will be determined during the negotiations of the purchase agreements for each system.

On April 28, 2007, we received a letter from SEMO Milling, LLC (“SEMO”) informing us that SEMO was terminating the Joint Venture Agreement that we originally signed with SEMO on August 4, 2006. The Agreement originally envisioned that the Joint Venture would begin operations by the end of 2006, but we and SEMO postponed this date multiple times over the last five months. Since late December, we have been engaged in discussions with SEMO about the contemplated Joint Venture, and ultimately we and SEMO were unable to reach agreement on how to proceed and how each company would best realize the anticipated benefits of the venture. Consequently, we agreed with SEMO that the original agreement should be terminated, and SEMO sent us the termination letter. As originally envisioned, we expected to cooperate with SEMO to build a 132 MMGY ethanol plant co-located with SEMO Milling’s dry corn mill production facility at the SEMO port authority in Scott City, Missouri. We also originally envisioned that the Joint Venture would utilize corn fractionation technology developed by SEMO. Despite the termination, we have agreed with SEMO that we will continue working to obtain a permit for the SEMO site, and we still intend to explore the potential for constructing an ethanol plant that uses next generation ethanol production technology, including the Buhler corn fractionation system, at the SEMO port site in Missouri, although there is no guarantee that suitable arrangements can be achieved.

Effective June 4, 2007, we agreed to terminate our professional services agreement with Chevron Energy Solutions Company (“Chevron”) by mutual consent. We entered into that agreement in October 2006 . We originally envisioned working with Chevron to develop ethanol production plants. Under our agreement, Chevron Energy Solutions Company would have performed engineering, geotechnical studies, and site and civil design work for our proposed ethanol plants.

On June 15, 2007, our board of directors approved a ten-for-one reverse stock split of all outstanding common shares. Our shareholders are scheduled to vote on this reverse stock split at our annual meeting in July. If approved, the proposed stock split is expected to take effect in mid-July.

Ethanol Industry

Ethanol is marketed across the United States as a gasoline blend component that serves as an octane enhancer, a clean air additive and a renewable fuel resource. It is used by refiners to meet clean air standards and to improve refinery production by increasing octane levels and extending fuel supplies. We expect the use of ethanol to continue to grow as a result of the following factors:

•
Competitive economics. Under current market conditions, ethanol represents an economically competitive source of fuel. We believe that ethanol can be produced and sold on a competitive basis to gasoline.   This competitive cost structure should enable ethanol to grow not only as a strategic blend component, but also as an alternative fuel in the form of E85.

•
The replacement of MTBE. MTBE was once the preferred oxygenate ingredient used by the petroleum industry in most reformulated gasoline. In recent years, as a result of health and environmental concerns, more than half of the States have banned or significantly limited the use of MTBE according to the U.S. Energy Information Administration (“EIA”). The EIA also reports that product liability concerns regarding MTBE increased following passage of the Energy Policy Act of 2005, which did not contain limitations on product liability claims relating to MTBE use. According to the EIA, refiners are now expediting the phase-out of MTBE nationwide, creating additional demand for ethanol. As MTBE is replaced, ethanol is positioned to be the most likely substitute for MTBE because of its favorable production economics, high octane rating and clean burning characteristics.

•
A shortage of domestic petroleum refining capacity. The EIA reports that the number of operable U.S. petroleum refineries has decreased from 319 in 1980 to 149 in 2006. The EIA also reports that although domestic refining capacity decreased approximately 5% from 1980 to 2005, domestic demand increased 21% over the same period. The EIA expects growth in refining capacity to average 1.3% per year until 2025, with demand for refined petroleum products growing at 1.5% per year over the same period. Because ethanol is blended with gasoline after the refining process, it directly increases domestic fuel capacity.

•
Geopolitical concerns. The U.S. is increasingly dependent on foreign oil. According to the EIA, crude oil imports represented 65% of the U.S. crude oil supply in 2005 and are estimated to rise to 71% by 2025. Political unrest and attacks on oil infrastructure in the major oil producing nations have periodically disrupted the flow of oil. Fears of terrorist attacks have added a “risk premium” to world oil prices. At the same time, developing nations such as China and India have increased their demand for oil. World oil prices topped $70 a barrel at times during 2005 and have averaged above $50 a barrel during 2006. As a domestic, renewable source of energy, ethanol reduces the U.S.’s dependence on foreign oil by increasing the availability of domestic fuel supplies. The Renewable Fuels Association calculates that in 2006 alone, the use of ethanol reduced the U.S. trade deficit by $11 billion by eliminating the need to import 170 million barrels of oil.

•
Federally mandated renewable fuel usage—the renewable fuels standard. In August 2005, President Bush signed the Energy Policy Act establishing a nationwide renewable fuels standard that will almost double the use of ethanol, biodiesel and other renewable fuels by 2012. The RFS eliminated the mandated use of oxygenates and mandates levels of annual use of renewable fuels in the U.S. fuel supply.

Corporate Information

Ethanex Energy, Inc. was incorporated under the laws of the State of Nevada on November 4, 2004. Our Company was originally named New Inverness Explorations, Inc. We changed our name to Ethanex Energy, Inc on August 21, 2006 in connection with the Merger with Ethanex N.A. Our principal executive offices are located at 14500 Parallel Road, Suite A, Basehor, KS 66007 . The telephone number at our principal executive offices is (913) 724-4106. Our website address is   www.ethanexenergy.com. Information contained on our website is not deemed part of this prospectus.

The Offering

Common stock currently outstanding	64,236,889 shares (1)

Common stock offered by the selling stockholders	19,500,000 shares (2)

Common stock offered by the selling stockholders issuable upon exercise of Warrants	18,500,000 shares

Common stock outstanding after the offering	82,736,889 shares (3)

Use of Proceeds
We will not receive any proceeds from the sale of common stock offered by this prospectus. We will receive the proceeds from any warrant exercises, which we intend to use for general corporate purposes, including for working capital.

OTC Bulletin Board Symbol	EHNX.OB

(1) Includes  19,500,000 shares of common stock which will not be available to trade publicly until the registration statement of which this prospectus is a part is declared effective by the SEC.

(2) Includes 18,500,000 shares of common stock that were acquired pursuant to Units sold in the Offering and 1,000,000 shares of common stock issued to Gamma Capital Partners, LLC for finder and advisory fees in connection with the Merger.

(3) Assumes the full exercise of the warrants held by the selling stockholders to acquire 18,500,000 shares of common stock and excludes shares subject to outstanding but unexercised stock options.

RISK FACTORS

An investment in shares of our common stock is highly speculative and involves a high degree of risk. Only those investors who can bear the risk of loss of their entire investment should participate. Prospective investors should carefully consider the following risk factors in evaluating whether to invest in our company.

Risks Related to the Company’s Business

We have had no operating history as a producer of ethanol or dried distillers grain (“DDG”).

As a Company we have no operating history in our contemplated ethanol production business and, to date, have not earned any revenues. Accordingly, it may be difficult for investors to evaluate our business prospects.

We depend on the implementation of our business plan, including our ability to make future investments. There can be no assurance that our efforts will ultimately be successful or result in revenues or profits. We cannot assure you that investors will not lose their entire investment.

Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company and in rapidly evolving markets, such as the ethanol market, where supply and demand may change significantly in a short amount of time.

Some of these risks relate to our potential inability to:

•	effectively manage our contemplated business and operations;

•	recruit and retain key personnel;

•	successfully create and maintain the low-cost structure we envision as we expand the scale of our business;

•	manage rapid growth in personnel and operations;

•	develop new products that complement our contemplated business; and

•	successfully address the other risks described throughout this prospectus.

If we cannot successfully address these risks, our contemplated business and the results of our contemplated operations and financial position would suffer.

Our ability to execute our business plan depends on conditions, the satisfaction of which are not under our control.

Our ability to successfully execute our business plan depends on the satisfaction of several conditions. Our ability to satisfy these conditions may be, in part or in whole, beyond our control. The principal conditions to be satisfied include:

•	reaching definitive agreements for the development, construction and operation of our contemplated facilities or, if a contemplated facility is not feasible, one or more other sites;

•	entering into satisfactory agreements for the acquisition of existing, operational ethanol production facilities;

•	entering into satisfactory agreements for the expansion of existing ethanol facilities that we may be able to acquire;

•	obtaining all required permits and consents from third parties for our anticipated acquisition and expansion of existing facilities, as well as for the future operation of those facilities;

•
entering into satisfactory agreements to acquire or otherwise participate in planned ethanol production facilities which may or may not have sufficient permits and consents at the time of acquisition; and

•
entering into satisfactory agreements, on either a spot market or forward basis, for the sale of our ethanol production or the purchase of feedstock, natural gas and other materials or services needed for operation.

As we have yet to begin full operation as a business, there is no certainty that we will be able to achieve satisfaction of any or all of the above conditions. Furthermore, to achieve satisfaction, it is likely that we will be required to raise substantial additional amounts of capital, including equity capital. The amount and timing of raising new capital will depend upon the number and size of projects that are actually developed. The terms on which such equity capital may be raised, if available at all, may be dilutive and otherwise disadvantageous to our existing stockholders.

Currently, we estimate that we will need to obtain financing in the amount of approximately $700.0 million over the next twelve months to successfully continue pursuing the construction of two ethanol production facilities. As of the date of this prospectus, we have not obtained the financing necessary to develop these projects. If we are unable to arrange such financing or are unable to obtain additional funding for operating expenses we will not achieve our business objectives and may not be able to continue as a going concern.

Our former corporate secretary and outside counsel has been named as a defendant in civil and criminal lawsuits relating to trading in our common stock that have been brought by the Securities and Exchange Commission and the U.S. Attorney’s Office.

In February 2007, we learned that our former outside legal counsel, Louis W. Zehil, who at the time was a partner at the law firm of McGuireWoods LLP, and who was our corporate secretary until February 22, 2007, had been named a defendant in a civil lawsuit by the SEC for violations of the antifraud and registration provisions of the federal securities laws. Mr. Zehil also was named a defendant in a criminal proceeding brought by the U.S. Attorney for the Southern District of New York involving similar matters. Both of these lawsuits relate to actions Mr. Zehil is alleged to have taken to trade shares of our common stock.

Persons who purchased shares directly from Mr. Zehil may have a rescission right against Mr. Zehil. Such persons also may try to claim that this rescission right extends to the Company. One or more of the investors in the Offering, in which Mr. Zehil acquired the shares that he subsequently is alleged to have sold improperly, may also try to claim a rescission right based upon Mr. Zehil’s conduct. It is also possible that one or more of our stockholders could claim that they suffered a loss and attempt to hold the Company responsible. We also may incur significant legal and other costs in connection with our internal investigation of this matter, any litigation we may become involved in and/or our cooperation with the SEC. While we do not expect to have any liability for Mr. Zehil’s actions, if we were to be named as a defendant in lawsuits relating to these matters, and if a material judgment were rendered against us, our business and financial condition could be materially and adversely affected.

The results of operations, financial position and business outlook of our planned business depend highly on commodity prices, which are subject to significant volatility and uncertainty and the availability of supplies. Accordingly, any results of our contemplated business could fluctuate substantially.

Anticipated results may substantially depend on commodity prices, especially prices for corn and corn by-products, natural gas, ethanol, and unleaded gasoline.

As a result of the volatility of the prices for commodities, anticipated results may fluctuate substantially and we may experience periods of declining prices for our products and increasing costs for our raw materials, which could result in operating losses. Although we may attempt to offset a portion of the effects of fluctuations in prices by entering into forward contracts to supply ethanol or purchase corn, natural gas or other items or by engaging in transactions involving exchange-traded futures contracts, the amount and duration of these hedging and other risk mitigation activities may vary substantially over time and these activities also involve substantial risks. See “Raw Material Supply, Pricing and Hedging” on page 50.

Our business is likely to be highly sensitive to corn prices, and we generally will be unable to pass on increases in corn prices to our customers.

The principal raw material we expect to use to produce ethanol and ethanol co-products, including dry and wet distillers grains, is corn. As a result, changes in the price of corn can significantly affect our contemplated business. In general, rising corn prices produce lower profit margins. Because ethanol competes with fuels not produced from corn, it is unlikely that we will be able to pass along increased corn costs to customers. At certain levels, corn prices may make ethanol uneconomical to use in fuel markets. Over the ten-year period from 1996 through 2005, corn prices (based on the Chicago Board of Trade daily futures data) have ranged from a low of $1.75 per bushel in 2000 to a high of $5.48 per bushel in 1996, with prices averaging $2.47 per bushel during this period. In 2006, corn prices fluctuated between approximately $2.00 to $2.25 per bushel for the first eight months of the year. Beginning in September 2006, corn prices began rising rapidly, and this trend continued through February of 2007 when corn prices reached a high of almost $4.00 per bushel. In March of 2007 corn prices began to fall in anticipation of an increase in acreage planted during the spring.

The purchase of corn represents the single largest component of the cost of producing ethanol.  In general, higher corn prices produce lower profit margins. Based upon preliminary engineering studies, we anticipate that an ethanol plant of the size being developed by us will consume approximately 48 million bushels of corn per year. As a result, for every $0.01 increase in the cost per bushel of corn our cost of goods sold will be adversely impacted by $0.48 million.

Weather conditions and other factors affecting crop yields, farmer planting decisions, and general economic, market and regulatory factors may also influence the price of corn. Government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply also impact the price. The significance and relative effects of these factors on the price of corn are difficult to predict. Any event that tends to negatively affect the supply of corn, such as adverse weather or crop disease, could increase corn prices and potentially harm our business. In addition, ethanol producers may also have difficulty, from time to time, in physically sourcing corn on economical terms due to supply shortages. Such a shortage could require us to suspend our contemplated operations until corn becomes available at acceptable terms, which would have a material adverse effect on our profits and revenues, thus affecting our financial position. The price paid for corn at a facility could increase if an additional ethanol production facility is built in the same general vicinity.

The spread between ethanol and corn prices can vary significantly, and the recent high levels of these spreads are unlikely to remain.

The gross margin of our anticipated business depends principally on the spread between ethanol and corn prices. During the five-year period from 2001 to 2006, ethanol prices (based on average U.S. ethanol rack prices from Bloomberg, L.P.) have ranged from a low of $0.94 per gallon to a high of $2.76 per gallon. In recent periods, the spread between ethanol and corn prices has been at a historically high level, driven in large part by high oil prices and relatively low corn prices. During 2006, however, this spread fluctuated widely because of the unusual fluctuations in oil prices, the unexpected curtailment of MTBE production, rapid expansion of the ethanol industry and lower than expected corn production. Because of industry and global conditions fluctuations are likely to continue to occur. Any reduction in the spread between ethanol and corn prices, whether as a result of an increase in corn prices or a reduction in ethanol prices, would adversely affect our anticipated results of operations and financial position.

The market for coal and natural gas is subject to market conditions that create uncertainty in the price and availability of the coal and natural gas that we may use in our anticipated manufacturing process.

Our contemplated business may rely upon third parties for supplies of coal or natural gas or both, which are consumed to provide energy for the manufacture of ethanol. The prices for, and availability of, coal and natural gas are subject to volatile market conditions. These market conditions often are affected by factors beyond our control, such as higher prices resulting from colder than average weather conditions and overall economic conditions. Significant disruptions in the supply of coal and natural gas could impair our ability to manufacture ethanol for our customers. Furthermore, increases in coal and natural gas prices or changes in coal and natural gas costs relative to natural gas costs paid by competitors could adversely affect our anticipated results of operations and financial position. The price fluctuations in natural gas prices over the six-year period from December 31, 2000 through December 31, 2006, based on the NYMEX daily futures data, has ranged from a low of $1.83 per MMBTU in 2001 to a high of $13.91 per MMBTU in 2005.

Fluctuations in the selling price and production cost of gasoline may reduce our anticipated profit margins.

Ethanol is marketed both as a fuel additive to reduce vehicle emissions from gasoline and as an octane enhancer to improve the octane rating of gasoline with which it is blended. As a result, ethanol prices are influenced by the supply and demand for gasoline and our anticipated results of operations and financial position may be materially adversely affected if gasoline demand or prices decrease. Historically, the price of a gallon of gasoline has been lower than the cost to produce a gallon of ethanol. In addition, some of the sales contracts into which we may enter may provide for pricing on an indexed basis, so that the price we may receive for products sold under these arrangements will be adjusted as gasoline prices change.

Our anticipated business will be subject to seasonal fluctuations.

Our anticipated operating results are likely to be influenced by seasonal fluctuations in the price of our primary operating inputs, corn and coal or natural gas or both, and the price of our primary product, ethanol. The spot price of corn tends to rise during the spring planting season in May and June and tends to decrease during the fall harvest in October and November. The price for natural gas, however, tends to move opposite that of corn and tends to be lower in the spring and summer and higher in the fall and winter. In addition, ethanol prices are substantially correlated with the price of unleaded gasoline especially in connection with indexed, gas-plus sales contracts. The price of unleaded gasoline tends to rise during each of the summer and winter. Given our lack of operating history, we do not know yet how these seasonal fluctuations will affect our results over time.

Industry conditions may limit our ability to develop our projects in accordance with our strategies.

Since many new ethanol construction and expansion projects are currently underway, existing ethanol industry resources are in short supply. There are only a few experienced ethanol plant construction contractors, all of which are generally booked for two years in advance or more. In addition, currently there are many industrial projects requiring substantial numbers of construction craft workers. The volatility of stainless steel, copper, and other commodities used in the construction of ethanol plants makes ethanol plant construction contracting difficult at best. We plan to seek out contractors both inside and outside the ethanol industry to provide construction services either by way of the direct hire of necessary crafts or the management of smaller local subcontractors with a craft following. In addition, we expect to begin procuring long lead equipment and materials required with a view to maintaining the shortest construction schedules possible. Despite our efforts, however, we may not be able to secure the services of contractors that are capable of providing us with the required services or are willing to provide those services on acceptable terms. Similarly, we cannot be certain that we will be able to procure equipment and materials on the terms that we currently envision or on any terms. As a result, our ability to commence, continue or complete construction or expansion of the contemplated facilities may be severely limited and we may not be able to achieve our business goals.

If we engage in hedging transactions and other risk mitigation strategies, those strategies could harm our financial results.

It is possible that, in an attempt to partially offset the effects of volatility of ethanol prices and corn and natural gas costs, we will enter into contracts to supply a portion of our ethanol production or purchase a portion of our corn or natural gas requirements on a forward basis and also engage in other hedging transactions involving exchange-traded futures contracts for corn, natural gas and unleaded gasoline from time to time. The price of unleaded gasoline also affects the price we may receive for ethanol under indexed contracts. The financial statement impact of these activities depends upon, among other things, the prices involved and our ability to sell sufficient products to use all of the corn and natural gas for which we have futures contracts. Hedging arrangements, if entered into, will also expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or, in the case of exchange-traded contracts, where there is a change in the expected differential between the underlying price in the hedging agreement and the actual prices paid or received by us. Hedging activities can themselves result in losses when a position is purchased in a declining market or a position is sold in a rising market. A hedge position is often settled in the same time frame as the physical commodity is either purchased (corn and natural gas) or sold (ethanol). Hedging losses may be offset by a decreased cash price for corn and natural gas and an increased cash price for ethanol. If we do hedge, we may also vary the amount of hedging or other risk mitigation strategies we undertake, and we may choose not to engage in hedging transactions at all. As a result, our results of operations and financial position may be adversely affected by increases in the price of corn or natural gas or decreases in the price of ethanol or unleaded gasoline.

We may substantially depend on one or two facilities, and any operational disruption could result in a reduction of sales volumes and could cause us to incur substantial losses.

Most of our anticipated revenues will be derived from the sale of ethanol and the related co-products that we plan to produce. Once commenced, our anticipated operations may be subject to significant interruption if any of our facilities experience a major accident or are damaged by severe weather or other natural disasters. In addition, our operations may be subject to labor disruptions and unscheduled downtime, or other operational hazards inherent in the ethanol industry, such as equipment failures, fires, explosions, abnormal pressures, blowouts, pipeline ruptures, transportation accidents and natural disasters. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. The insurance that we plan to obtain, if obtained, may not be adequate to cover fully the potential operational hazards described above.

We may not be able to implement our business plan for acquisition and expansion as planned or at all.

We plan to grow our contemplated business by investing in new or existing facilities. We believe that there is increasing competition for suitable sites. Therefore, we may not find suitable additional sites for construction of new facilities or other suitable expansion opportunities.

We will need financing to implement our business strategies, and we may not have access to the funding required or such funding may not be available to us on acceptable terms. We may finance the expansion of our business with additional indebtedness or by issuing additional equity securities. We could face financial risks associated with incurring additional indebtedness, such as reducing our liquidity and access to financial markets and increasing the amount of cash flow required to service such indebtedness, or associated with issuing additional stock, such as dilution of ownership and earnings.

We must also obtain numerous regulatory approvals and permits in order to construct and operate additional or expanded facilities. These requirements may not be satisfied in a timely manner or at all. In addition, as described on page 53 under “—Environmental Matters,” federal and state governmental requirements may substantially increase our costs, which could have a material adverse effect on the results of our contemplated operations and financial position. Our contemplated expansion plans may also result in other unanticipated adverse consequences, such as diverting management’s attention from our existing operations.

Our anticipated construction costs may also increase to levels that would make a new facility too expensive to complete or unprofitable to operate. Contractors, engineering firms, construction firms, and equipment suppliers also receive requests and orders from other ethanol companies and, therefore, we may not be able to secure their services or products on a timely basis or on acceptable financial terms. We may suffer significant delays or cost overruns as a result of a variety of factors, such as shortages of workers or materials, transportation constraints, adverse weather, unforeseen difficulties or labor issues, any of which could prevent us from commencing operations as expected at our facilities.

Accordingly, we may not be able to implement our acquisition or expansion strategy as planned or at all. We may not find additional appropriate sites for new facilities and we may not be able to finance, construct, develop, or operate these new or expanded facilities successfully.

Potential future acquisitions could be difficult to find and integrate, disrupt business, dilute stockholder value, and adversely affect financial results.

As part of our business strategy, we may consider acquisitions of building sites, production facilities, storage or distribution facilities and selected infrastructure.

Acquisitions involve numerous risks, any of which could harm our contemplated business, including:

•
difficulties in integrating the operations, technologies, products, existing contracts, accounting processes and personnel of the target and realizing the anticipated synergies of the combined businesses;

•	difficulties in supporting and transitioning customers, if any, of the target company or assets;

•	diversion of financial and management resources from existing operations;

•	the price paid or other resources devoted may exceed the value we realize, or the value to be realized if we had allocated the purchase price or other resources to another opportunity;

•	risks of entering new markets or areas in which we have limited or no experience;

•	potential loss of key employees, customers and strategic alliances from our contemplated business or the business of the target;

•	assumption of unanticipated problems or latent liabilities, such as problems with the quality of the products of the target; and

•	inability to generate sufficient revenue to offset acquisition costs.

Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairments in the future that could harm our financial results. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders’ interests may be diluted, which could affect the market price of our common stock. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business and financial results.

Growth in the sale and distribution of ethanol depends on the changes to and expansion of related infrastructure which may not occur on a timely basis, if at all, and our contemplated operations could be adversely affected by infrastructure disruptions.

Substantial development of infrastructure will be required by persons and entities outside our control for our contemplated operations, and the ethanol industry generally, to grow. Areas requiring expansion include, but are not limited to:

•	additional rail capacity;

•	additional storage facilities for ethanol;

•	increases in truck fleets capable of transporting ethanol within localized markets;

•	expansion of refining and blending facilities to handle ethanol; and

•	growth in service stations equipped to handle ethanol fuels.

Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes to or expansion of infrastructure could hurt the demand or prices for our contemplated products, impede our delivery of those products, impose additional costs on us, or otherwise have a material adverse effect on our results of contemplated operations or financial position. Our contemplated business will depend on the continuing availability of infrastructure and any infrastructure disruptions could have a material adverse effect on our business.

New ethanol plants under construction or decreases in the demand for ethanol may result in excess U.S. production capacity.

According to the Renewable Fuels Association, domestic ethanol production capacity has increased from 1.9 BGY as of January 2001 to an estimated 5.5 BGY at December 31, 2006. During March and April 2006 ethanol was produced at record and near-record levels of 392.2 million gallons and 363.6 million gallons. The Renewable Fuels Association estimates that, as of December 31, 2006, approximately 6 BGY of additional production capacity is under construction. According to the Renewable Fuel Association, at the end of 2006, 110 ethanol refineries were in production, 73 were under construction and 8 were expanding. Excess capacity in the ethanol industry could have an adverse effect on our contemplated results of operations, cash flows, and financial position. In a manufacturing industry with excess capacity, producers have an incentive to manufacture additional products for so long as the price exceeds the marginal cost of production (i.e., the cost of producing only the next unit, without regard for interest, overhead or fixed costs). This incentive can result in the reduction of the market price of ethanol to a level that is inadequate to generate sufficient cash flow to cover costs.

We may not be able to compete effectively in the U.S. and international ethanol  industries.

In the United States, our contemplated business would compete with other corn processors, ethanol producers and refiners. As of December 31, 2006, the top 10 producers accounted for at least 45% of the ethanol production capacity in the U.S. according to the Renewable Fuels Association.

A number of competitors are divisions of substantially larger enterprises and have substantially greater financial resources than we plan to have. Smaller competitors also pose a threat. Farmer-owned cooperatives and independent firms consisting of groups of individual farmers and investors have been able to compete successfully in the ethanol industry. These smaller competitors operate smaller facilities which do not affect the local price of corn grown in the proximity to the facility as much as larger facilities. In addition, many of these smaller competitors are farmer-owned and often require their farmer-owners to commit to selling them a certain amount of corn as a requirement of ownership. A significant portion of production capacity in the ethanol industry consists of smaller-sized facilities. Most new ethanol plants under development across the country are individually owned. In addition, institutional investors and high net worth individuals could heavily invest in ethanol production facilities and oversupply the demand for ethanol, resulting in lower ethanol price levels that might adversely affect the results of our contemplated operations and financial position.

The ethanol industry also includes increasing competition from international suppliers. Although there is a $0.54 per gallon tariff (which is scheduled to expire in 2009) on foreign produced ethanol that is approximately equal to the blenders’ credit, ethanol imports equivalent to up to 7% of total domestic production in any given year from various countries were exempted from this tariff under the Caribbean Basin Initiative to spur economic development in Central America and the Caribbean. Currently, international suppliers produce ethanol primarily from sugar cane and have cost structures that may be substantially lower than ours.

Any increase in domestic or foreign competition could result in reduced ethanol prices. As a result, we could be forced to take other steps to compete effectively, which could adversely affect the results of our contemplated operations and financial position.

The U.S. ethanol industry is highly dependent upon federal and state legislation and regulation, and any changes in legislation or regulation could materially and adversely affect the results of our contemplated operations and financial position.

The elimination or significant reduction in the blenders’ credit could have a material adverse effect on the results of our contemplated operations and financial position. The cost of producing ethanol is made significantly more competitive with regular gasoline by federal tax incentives. Before January 1, 2005, the federal excise tax incentive program allowed gasoline distributors that blended ethanol with gasoline to receive a federal excise tax rate reduction for each blended gallon sold. If the fuel was blended with 10% ethanol, the refiner/marketer paid $0.052 per gallon less tax, which equated to an incentive of $0.52 per gallon of ethanol. The $0.52 per gallon incentive for ethanol was reduced to $0.51 per gallon in 2005 and is scheduled to expire (unless extended) in 2010. The blenders’ credits may not be renewed in 2010 or may be renewed on different terms. In addition, the blenders’ credits, as well as other federal and state programs benefiting ethanol (such as tariffs), generally are subject to U.S. government obligations under international trade agreements, including those under the World Trade Organization Agreement on Subsidies and Countervailing Measures, and might be the subject of challenges thereunder, in whole or in part. The elimination or significant reduction in the blenders’ credit or other programs benefiting ethanol may have a material adverse effect on the results of our contemplated operations and financial position.

Ethanol can be imported into the United States duty-free from some countries, which may undermine the ethanol industry in the United States.

Imported ethanol is generally subject to a $0.54 per gallon tariff that was designed to offset the $0.51 per gallon ethanol incentive available under the federal excise tax incentive program for refineries that blend ethanol in their fuel. A special exemption from the tariff exists for ethanol imported from 24 countries in Central America and the Caribbean Islands, which is limited to a total of 7% of U.S. production per year. Imports from the exempted countries may increase as a result of new plants under development. Since production costs for ethanol in these countries are estimated to be significantly less than what they are in the United States, the duty-free import of ethanol through the countries exempted from the tariff may negatively affect the demand for domestic ethanol and the price at which we sell our ethanol. In May 2006, bills were introduced in both the U.S. House of Representatives and U.S. Senate to repeal the $0.54 per gallon tariff. We do not know the extent to which the volume of imports would increase or the effect on U.S. prices for ethanol if this proposed legislation is enacted or if the tariff is not renewed beyond its current expiration in December 2009. Any changes in the tariff or exemption from the tariff could have a material adverse effect on our results of operations and financial position.

The effect of the renewable fuels standard in the recent Energy Policy Act is uncertain.

The use of fuel oxygenates, including ethanol, was mandated through regulation, and much of the forecasted growth in demand for ethanol was expected to result from additional mandated use of oxygenates. Most of this growth was projected to occur in the next few years as the remaining markets switch from MTBE to ethanol. The recently enacted energy bill, however, eliminated the mandated use of oxygenates and established minimum nationwide levels of renewable fuels (ethanol, biodiesel or any other liquid fuel produced from biomass or biogas) to be included in gasoline. Because biodiesel and other renewable fuels in addition to ethanol are counted toward the minimum usage requirements of the renewable fuel standard, the elimination of the oxygenate requirement for reformulated gasoline may result in a decline in ethanol consumption, which in turn could have a material adverse effect on the results of our contemplated operations and financial condition.

The legislation did not include MTBE liability protection sought by refiners, and ethanol producers have generally estimated that this will result in accelerated removal of MTBE and increased demand for ethanol. Refineries may use other possible replacement additives, such as iso-octane, iso-octene or alkylate. Accordingly, the actual demand for ethanol may increase at a lower rate than production for estimated demand, resulting in excess production capacity in our industry, which would negatively affect our results of operations, financial position and cash flows.

Waivers of the renewable fuel standard minimum levels of renewable fuels included in gasoline could have a material adverse affect on the results of our contemplated operations.

Under the Energy Policy Act, the U.S. Department of Energy, in consultation with the Secretary of Agriculture and the Secretary of Energy, may waive the renewable fuels mandate with respect to one or more states if the Administrator of the U.S. Environmental Protection Agency (“EPA”), determines that implementing the requirements would severely harm the economy or the environment of a state, a region of the United States, or that there is inadequate supply to meet the requirement. Any waiver of the renewable fuel standard (“RFS”) with respect to one or more states would adversely offset demand for ethanol and could have a material adverse effect on the results of our contemplated operations and financial condition.

We may be adversely affected by environmental, health and safety laws, regulations and liabilities.

As we pursue our business plan, we will become subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. In addition, some of these laws and regulations require our contemplated facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns.

Furthermore, upon effecting our plan, we may become liable for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where we may arrange for the disposal of hazardous substances. If these substances have been or are disposed of or released at sites that undergo investigation and/or remediation by regulatory agencies, we may be responsible under CERCLA, or other environmental laws for all or part of the costs of investigation and/or remediation, and for damages to natural resources. We may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from those properties. Some of these matters may require expending significant amounts for investigation, cleanup, or other costs.

In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws, or other developments could require us to make additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at ethanol production facilities. Present and future environmental laws and regulations (and interpretations thereof) applicable to ethanol operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial expenditures that could have a material adverse effect on the results of our contemplated operations and financial position.

The hazards and risks associated with producing and transporting ethanol and DDGS (such as fires, natural disasters, explosions, and abnormal pressures and blowouts) may also result in personal injury claims or damage to property and third parties. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. However, we could sustain losses for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. Events that result in significant personal injury or damage to our property or third parties or other losses that are not fully covered by insurance could have a material adverse effect on the results of our contemplated operations and financial position.

We depend upon our officers for management and direction, and the loss of any of these persons could adversely affect our contemplated operations and results.

We are dependent upon our officers, including Robert C. Walther, our Executive Chairman; Albert W. Knapp, III, our President and Chief Executive Officer; Randall L. Rahm, our Co-Chief Operating Officer; Bryan J. Sherbacow, our Co-Chief Operating Officer; Alan H. Belcher, our Executive Vice President for Technology, and David J. McKittrick, our Executive Vice President and Chief Financial Officer, for implementation of our proposed expansion strategy and execution of our contemplated business plan.  We do not maintain “key person” life insurance for   any of our officers. The loss of any of our officers could delay or prevent the achievement of our contemplated business objectives.

Our contemplated competitive position, financial position and results of operations may be adversely affected by technological advances.

The development and implementation of new technologies may result in a significant reduction in the costs of ethanol production. For instance, any technological advances in the efficiency or cost to produce ethanol from inexpensive, cellulosic sources such as wheat, oat or barley straw could have an adverse effect on our contemplated business, because the facilities we contemplate acquiring are designed to produce ethanol from corn, which is, by comparison, a raw material with other high value uses. We cannot predict when new technologies may become available, the rate of acceptance of new technologies by our competitors or the costs associated with new technologies. In addition, advances in the development of alternatives to ethanol could significantly reduce demand for or eliminate the need for ethanol.

Any advances in technology which require significant capital expenditures to remain competitive or which reduce demand or prices for ethanol would have a material adverse effect on the results of our operations and financial position.

We may have liabilities arising from its prior business.

Simultaneous with the closing of the Merger, we acquired the business of Ethanex N.A. and will continue the business operations of Ethanex N.A. as a publicly-traded company. Although Ethanex N.A. conducted due diligence, there is a risk that we could be liable for liability arising from our prior business. The Merger Agreement contains a limited stockholder post-closing adjustment to the number of shares of common stock issued to pre-Merger Ethanex N.A. stockholders as a means of providing a remedy for breaches of representations made in the Merger Agreement by us, including representations related to undisclosed liabilities, however, there is no comparable protection offered to our other investors. Any such liabilities that may survive the Merger could harm our revenues, business, prospects, financial condition and results of operations upon our acceptance of responsibility for such liabilities.

We may not be able to continue as a going concern.

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have a history of operating losses that are likely to continue in the future. We have included an explanatory paragraph in Note 3 of our financial statements for the year ended December 31, 2006, to the effect that our significant losses from operations and our dependence on equity and debt financing raise substantial doubt about our ability to continue as a going concern. Our accumulated deficit at December 31, 2006 was $6.7 million.  Our financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

Our operations must begin to provide sufficient revenues to improve our working capital position. If we are unable to become profitable and cannot generate cash flow from our operating activities sufficient to satisfy our current obligations and meet our capital investment objectives, we may be required to raise additional capital or debt to fund our operations, reduce the scope of our operations or discontinue our operations. We may not be able to raise necessary equity or debt financing on acceptable terms or at all.

If we are unable to successfully apply corn fractionation technology to ethanol production, our ability to generate revenues and profits may be impaired.

We believe that the application of corn fractionation technology to ethanol production will lead to increased ethanol production and decreased ethanol production costs. Currently, corn fractionation technology has not been successfully applied to ethanol production. We believe that, in collaboration with other technology providers, we will be able to successfully apply corn fractionation technology to the production of ethanol; however, we cannot be certain that we will be successful in our efforts. If we are not successful in commercializing corn fractionation technology, our ability to generate revenue and profits is likely to be impaired.

Our investments in joint ventures are subject to risks beyond our control.

We have begun to make, and in the future expect to continue to make, significant investments in joint ventures. By operating a business through a joint venture, we have less control over the operating decisions than if we were to own the business outright. Specifically, we cannot act on major business initiatives without the consent of the other investors, who may not agree with our ideas. If the disagreement is material, it is possible that our joint venture partner(s) could elect to defer or abandon further development of such business ventures., In April 2007 SEMO Milling, LLC terminated the joint venture we had with them to build a 132 MMGY ethanol plant co-located with SEMO Milling’s dry corn mill production facility at the SEMO port authority in Scott City, Missouri. Under the terms of the joint venture agreement, SEMO retained all of the assets of the joint venture, including the unused cash balance of approximately $0.8 million remaining out of the $2 million we were required to contribute to the joint venture. See Note 2 of our unaudited financial statements for a discussion of the impact of the termination of the SEMO joint venture on our financial results and condition, including an asset impairment charge of approximately $2.7 million. While our other existing joint venture agreements do not have similar forfeiture provisions in them, it is possible that in the future we may negotiate or agree to contractual arrangements that would impose penalties or other adverse financial effects on us in the event of a termination of a joint venture.

We may need substantial additional funding, and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our plant production plans or commercialization efforts.

To successfully implement our business plan, we will need to raise substantial additional capital to:

•	build production facilities;

•	commercialize our corn fractionation technology; and

•	fund our operations generally.

Our future funding requirements will depend on many factors, including:

•	our ability to find favorable sites for our production facilities;

•	our ability to obtain all necessary environmental and other permits;

•	securing acceptable terms from electric utilities;

•	the timing of regulatory approvals from electric utility boards;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the rate of market acceptance of our corn fractionation technology;

•	the effect of competing products and market developments;

•	any revenue generated by sales of our future products; and

•	the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

We cannot predict when (if ever) our operations will generate sufficient cash to fund our capital investment requirements. Until such time, we will be required to finance our cash needs through public or private equity offerings, debt financings or joint venture (or similar collaborative) arrangements, and through grants.

Additional capital may not be available to us on favorable terms or at all. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, will result in interest payment obligations and is likely to involve restrictive covenants and the imposition of liens on our assets. Examples of such restrictive covenants include limitations on our ability to:

•	incur additional debt or liens on any of our assets;

•	dispose of our property; and

•	make dividend payments or distributions to our stockholders or enter into certain transactions that would result in a change in control.

Any additional debt or equity financing that we raise may contain other terms that are not favorable to us or our stockholders.

If we enter into joint venture (or similar) arrangements with third parties, we may need to relinquish some rights to our technologies or products, or grant licenses on terms that are not favorable to us.

Because all of these activities require the involvement of third parties and are subject to changes in economic and capital market conditions, our ability to secure needed financing or reach agreements with desirable venture partners is subject to substantial risks and uncertainties that are outside of our control. If we are unable to raise adequate funds or reach agreements with suitable joint venture partners, we may have to delay, reduce the scope of, or eliminate some or all of, our development programs or liquidate some or all of our assets.

Risks Related to Our Common Stock

Shares of ethanol companies that trade in the public markets may be overvalued.

Recently, a number of ethanol companies have entered the public markets. As a result of the continuing influx of the shares of these companies and the levels at which they trade in comparison to the current earnings of these companies, the volatility of the price of our shares may be greater than otherwise. Moreover, adverse movement in the market price of shares of other ethanol producers may adversely affect the value of our shares for reasons related or unrelated to our contemplated business. The presence of these competitive share offerings may also make it more difficult for our stockholders to resell their shares in the public markets.

Our common stock has a limited bid history and prospective investors may not be able to resell their shares at their purchase price, if at all.

Our common stock is currently available for trading in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol “EHNX.OB.” Prior to September 5, 2006, there was no bid history for our common stock and there is no assurance that a regular trading market will develop or, if developed, will be sustained. The offering price of our common stock in the Offering on August 3, 2006 is not indicative of future market prices.

Investors who purchased securities in the Offering purchased at a price that was not established in a competitive market. The public market may not agree with or accept this valuation, in which case stockholders may not be able to sell their common stock at or above the offering price, if at all. The market price of the common stock has fluctuated significantly since it was first quoted on the OTC Bulletin Board on August 25, 2006. Since this date, through June 30, 2007, the price has fluctuated from a low of $0.55 to a high of $4.85. The price of our common stock may continue to fluctuate significantly in response to factors, some of which are beyond our control, including the following:

•	actual or anticipated variations in operating results;

•	the limited number of holders of the common stock, and the limited liquidity available through the OTC Bulletin Board;

•	changes in financial estimates by securities analysts;

•	changes in the economic performance and/or market valuations of other energy companies;

•	our announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel; and

•	sales or other transactions involving our capital stock.

Because we became public by means of a reverse merger with an existing company, we may not be able to attract the attention of major brokerage firms and, as a public company, will incur substantial expenses.

Additional risks may exist as we became public through a “reverse merger”. We cannot assure you that brokerage firms will want to conduct any secondary offerings on behalf of us in the future.

As a result of the Merger, we are publicly-traded and, accordingly, subject to the information and reporting requirements of the U.S. securities laws. The U.S. securities laws require, among other things, review, audit, and public reporting of our financial results, business activities, and other matters. Recent SEC regulation, including regulation enacted as a result of the Sarbanes-Oxley Act of 2002, has also substantially increased the accounting, legal, and other costs related to becoming and remaining an SEC reporting company. The public company costs of preparing and filing annual and quarterly reports, and other information with the SEC and furnishing audited reports to stockholders will cause our expenses to be higher than they would be if we remained privately-held and did not enter into the Merger. In addition, we will incur substantial expenses in connection with the preparation of the Registration Statement and related documents with respect to the registration of the shares issued in the Offering. These increased costs may be material and may include the hiring of additional employees and/or the retention of additional advisors and professionals. Our failure to comply with the federal securities laws could result in private or governmental legal action against us and/or our officers and directors, which could have a detrimental effect on our business and finances, the value of our stock, and the ability of stockholders to resell their stock.

Our management team does not have extensive experience in public company matters.

Our management team has had limited public company management experience or responsibilities, which could impair our ability to comply with legal and regulatory requirements such as the Sarbanes-Oxley Act of 2002 and applicable federal securities laws including filing required reports and other information required on a timely basis. We cannot assure you that our management will be able to implement and affect programs and policies in an effective and timely manner that adequately respond to increased legal, regulatory compliance and reporting requirements imposed by such laws and regulations. Our failure to comply with such laws and regulations could lead to the imposition of fines and penalties and further result in the deterioration of our business.

 Our common stock may be considered “penny stock” and may be difficult to sell.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock is currently less than $5.00 per share and therefore is designated as a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell the common stock and may affect the ability of investors to sell their shares. In addition, since the common stock is currently traded on the OTC Bulletin Board, investors may find it difficult to obtain accurate quotations of the common stock and may experience a lack of buyers to purchase such stock or a lack of market makers to support the stock price.

A significant number of our shares will be eligible for sale, and their sale could depress the market price of our stock.

Sales of a significant number of shares of the common stock in the public market following this registration could harm the market price of the common stock. As additional shares of the common stock become available for resale in the public market pursuant to the registration of the securities issued in the Offering, and otherwise, the supply of the common stock will increase, which could decrease its price. Some or all of the shares of common stock may be offered from time to time in the open market pursuant to Rule 144, and these sales may have a depressive effect on the market for the shares of common stock. In general, a person who has held restricted shares for a period of one year may, upon filing with the SEC a notification on Form 144, sell into the market common stock in an amount equal to the greater of 1% of the outstanding shares or the average weekly number of shares sold in the last four weeks before such sale. Such sales may be repeated once each three months, and any of the restricted shares may be sold by a non-affiliate after they have been held two years.

The securities issued in connection with the Merger are “restricted” securities that have not been registered under federal or state securities laws and will not be freely transferable. Holders of these securities must be prepared to bear the economic risks of investment for an indefinite period of time since the securities cannot be sold unless they are subsequently registered or an exemption from registration is available. We assumed a Registration Rights Agreement pursuant to which certain registration rights were granted under the Securities Act with respect to certain shares of the common stock.

Our principal stockholders will have significant voting power and may take actions that may not be in the best interests of other stockholders.

Our officers, directors, principal stockholders, and their affiliates control 39% of our outstanding common stock. If these stockholders act together, they will be able to exert significant control over our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all our stockholders.

Stockholders should not anticipate receiving cash dividends on our stock.

We have never declared or paid any cash dividends or distributions on our capital stock. We currently intend to retain future earnings to support operations and to finance expansion and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future.

We may not be able to effectively manage our growth.

If we fail to effectively manage our growth, our financial results could be adversely affected. Growth may place a strain on our management systems and resources. We must continue to refine and expand our business development capabilities, our systems and processes and our access to financing sources. As we grow, we must continue to hire, train, supervise and manage new employees. We cannot assure you that we will be able to:

•	meet our capital needs;

•	expand our systems effectively or efficiently or in a timely manner;

•	allocate our human resources optimally;

•	identify and hire qualified employees or retain valued employees; or

•	incorporate effectively the components of any business that we may acquire in our effort to achieve growth.

If we are unable to manage our growth and our operations, our financial results could be adversely affected.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. This prospectus includes statements regarding our plans, goals, strategies, intent, beliefs or current expectations. These statements are expressed in good faith and based upon a reasonable basis when made, but there can be no assurance that these expectations will be achieved or accomplished. These forward looking statements can be identified by the use of terms and phrases such as “believe,” “plan,” “intend,” “anticipate,” “target,” “estimate,” “expect,” and the like, and/or future-tense or conditional constructions “may,” “could,” “should,” etc. Items contemplating or making assumptions about, actual or potential future sales, market size, collaborations, and trends or operating results also constitute such forward-looking statements.

Since our common stock may be considered a “ penny stock, ” we are ineligible to rely on the safe harbor for forward-looking statements provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934.

Although forward-looking statements in this prospectus reflect the good faith judgment of our management, forward-looking statements are inherently subject to known and unknown risks, business, economic and other risks and uncertainties that may cause actual results to be materially different from those discussed in these forward-looking statements. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this prospectus, other than as may be required by applicable law or regulation. Readers are urged to carefully review and consider the various disclosures made by us in our reports filed with the SEC which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.

SELLING STOCKHOLDERS

This prospectus covers 37,000,000 shares of common stock, including shares underlying warrants, sold to investors in the Offering on August 3, 2006. In the Offering, the selling stockholders purchased 20,000,000 units, each unit consisting of one share of Ethanex N.A.’s Class B common stock and one warrant to purchase a share of Ethanex N.A.’s Class B common stock. In the Merger, each share of Ethanex N.A.’s Class B common stock was converted into one share of our common stock and each warrant was converted into a warrant to purchase one share of our common stock. This prospectus covers 18,500,000 shares of common stock issued in connection with the Offering and 18,500,000 shares of common stock underlying outstanding warrants issued in the Offering. The investors in the Offering were “accredited investors” as defined by Rule 501(a) under the Securities Act and the shares were issued pursuant to an exemption from registration provided in Regulation D, Rule 506 under Section 4(2) of the Securities Act. In addition, this prospectus covers 1,000,000 shares of common stock issued to Gamma Capital Partners, LLC for finder and advisory services rendered in connection with the Merger. The selling stockholders may from time to time offer and sell under this prospectus any or all of the shares listed opposite each of their names below. We are required, under a registration rights agreement, to register for resale the shares of our common stock described in the table below. Notwithstanding the preceding sentence, we have a separate agreement to register the 1,000,000 shares of common stock held by Gamma Capital Partners, LLC.

   The following table sets forth information about the number of shares beneficially owned by each selling stockholder that may be offered from time to time under this prospectus. Certain selling stockholders may be deemed to be “underwriters” as defined in the Securities Act. Any profits realized by the selling stockholder may be deemed to be underwriting commissions. The term “selling stockholder” includes them and their transferees, pledges, donees, or their successors. We will file a supplement to this prospectus to name successors to any named selling stockholders who are able to use this prospectus to sell securities.

   The table below has been prepared based upon the information furnished to us by the selling stockholders as of March 31, 2007. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly. We cannot estimate the number of shares of common stock that will be held by the selling stockholders upon termination of this offering because the selling stockholders may offer some or all of their common stock under this prospectus. The total number of shares that may be sold hereunder will not exceed the number of shares offered hereby. The information in the table assumes that all of the securities registered pursuant to this registration statement will be sold. Please read the section entitled “Plan of Distribution” in this prospectus.

We have been advised, as noted below in Footnotes 6, 8, 9, 10, 11, 22, 32, 36, 38, 39, 40, 41, 42, 45, 52, 53, 58 and 59 to the table, that twelve of the selling stockholders are broker-dealers and are underwriters in this offering. In addition, six of the selling stockholders are affiliates of broker-dealers. We have been advised that each of such selling stockholders purchased our common stock and warrants in the ordinary course of business, not for resale, and that none of such selling stockholders had, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute the related common stock.

      The following table sets forth the name of each selling stockholder, the nature of any position, office, or other material relationship, if any, which the selling stockholder has had, within the past three years, with us or with any of our predecessors or affiliates, and the number of shares of our common stock beneficially owned by such stockholder before this offering. The number of shares owned are those beneficially owned, as determined under the rules of the SEC, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement.

Unless otherwise indicated, the stockholders listed in the table below acquired their shares in the Offering on August 3, 2006. Beneficial ownership is calculated based on 64,236,889 shares of our common stock outstanding as of March 31, 2007. Beneficial ownership is determined in accordance with Rule 13d-3 of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or become exercisable within 60 days of March 31, 2007 are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of the table. Unless otherwise set forth below, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable.

	Shares of Common Stock Underlying Warrants Owned Before the offering (a)	Shares of Common Stock Owned Before the offering (a)	Shares of Common Stock Being offered (c)	Shares of Common Stock Owned Upon Completion of the offering (b)	Percentage of Common Stock Outstanding Upon Completion of this offering
0702119 BC Ltd. [1]	75,000	75,000	150,000	—	—
719906 BC Ltd. [2]	50,000	50,000	100,000	—	—
783036 Alberta Ltd. [3]	10,000	10,000	20,000	—	—
1087741 Alberta Ltd. [4]	50,000	50,000	100,000	—	—
Ross Allsopp	20,000	20,000	40,000	—	—
Delores Antonsen	50,000	50,000	100,000	—	—
Asset Protection Fund Ltd. [5]	250,000	250,000	500,000	—	—
Atlantis Software Plc. [6]	25,000	25,000	50,000	—	—
Aton Select Fund Ltd. [7]	250,000	250,000	500,000	—	—
Rob Anderson [8]	50,000	50,000	100,000	—	—
George L. Ball [9]	50,000	50,000	100,000	—	—
Richard Barth [10]	10,000	10,000	20,000	—	—
Jana Bartholomew [11]	25,000	25,000	50,000	—	—
Sam Belzberg	372,500	372,500	745,000	—	—
Benedek Investment Group, LLC [12]	100,000	100,000	200,000	—	—
Jeffrey Berwick	25,000	25,000	50,000	—	—
Besser Kapital Fund Ltd. [13]	100,000	100,000	200,000	—	—
Imtiaz Bhimani	15,000	15,000	30,000	—	—
Bernard Bonertz	20,000	20,000	40,000	—	—
Robert A. Brautovich [14]	5,000	5,000	10,000	—	—
James Brewster	20,000	20,000	40,000	—	—
Brunella Jacs LLC [15]	100,000	100,000	200,000	—	—
Charbonneau Limited Partnership [16]	20,000	20,000	40,000	—	—
Jack Coldwell	10,000	10,000	20,000	—	—
Coromandel Resources Ltd. [17]	20,000	20,000	40,000	—	—
Cranshire Capital, L.P. [18]	250,000	250,000	500,000	—	—
Robert M. Cymbor [19]	5,000	5,000	10,000	—	—
Daniel T. Dane	130,000	130,000	260,000	—	—
Danich Investments Ltd. [20]	20,000	20,000	40,000	—	—
David N. Malm Anaesthesia Inc. [21]	50,000	50,000	100,000	—	—
Nick Demare	20,000	20,000	40,000	—	—
Don A. Sanders [22]	200,000	200,000	400,000	—	—
Natalie D ű ll	20,000	20,000	40,000	—	—
Harry Edelson	300,000	300,000	600,000	—	—
Elephant Investments [23]	20,000	20,000	40,000	—	—
Armando Engenheiro	100,000	100,000	200,000	—	—
Epsilon Management Ltd. [24]	40,000	40,000	80,000	—	—
Excalibur Limited Partnership [25]	250,000	250,000	500,000	—	—

Earl Fawcett	20,000	20,000	40,000	—	—
John Fitzgibbons	25,000	25,000	50,000	—	—
Jennifer Foster [26]	10,000	10,000	20,000	—	—
Edwin Freedman	100,000	100,000	200,000	—	—
Brad Gabel	25,000	25,000	50,000	—	—
Harry F. Gabel	25,000	25,000	50,000	—	—
Robert H. Geddes	35,000	35,000	70,000	—	—
Michael Glita	200,000	200,000	400,000	—	—
Joseph Grosso	5,000	5,000	10,000	—	—
Mark S. Grube [27]	25,000	25,000	50,000	—	—
Robert Sean Guerre	5,000	5,000	10,000	—	—
Bill Haak and Johnie S. Haak	25,000	25,000	50,000	—	—
Steven R. Hall	30,000	30,000	60,000	—	—
Brian Hicks	50,000	50,000	100,000	—	—
Ty Hoffer	40,000	40,000	80,000	—	—
Hooter’s Welding Ltd. [28]	20,000	20,000	40,000	—	—
Steve Horth	20,000	20,000	40,000	—	—
Edmund Houchin	15,000	15,000	30,000	—	—
Jerry Houchin	15,000	15,000	30,000	—	—
Stuart S. Howard-Smith	100,000	100,000	200,000	—	—
Wayne Hucik	20,000	20,000	40,000	—	—
Ellen Davis Huettig [29]	15,000	15,000	30,000	—	—
James L. Harris Law Corporation [30]	25,000	25,000	50,000	—	—
David I. Johnson [31]	5,000	5,000	10,000	—	—
Harold and/or Pearl Jones	25,000	25,000	50,000	—	—
Erik Klefos [32]	40,000	40,000	80,000	—	—
Kornell Capital Corporation [33]	20,000	20,000	40,000	—	—
Albert H. Kouba [34]	7500	7500	15,000	—	—
Brian Kuhn	100,000	100,000	200,000	—	—
LSM Business Services Ltd. [35]	25,000	25,000	50,000	—	—
James M. La	20,000	20,000	40,000	—	—
Ladasa Investments Inc. [36]	100,000	100,000	200,000	—	—
Joseph Laird III [37]	10,000	10,000	20,000	—	—
Nathan A. Low [38]	145,000	145,000	290,000	—	—
Edgar L. Lowe Family Trust DTD 5/26/1994 [39]	80,000	80,000	160,000	—	—
William Lowe	100,000	100,000	200,000	—	—
Richard MacDermott	20,000	20,000	40,000	—	—
John H. Malanga and Jodi F. Malanga [40]	25,000	25,000	50,000	—	—
Rose Anna Marshall	25,000	25,000	50,000	—	—
Todd Mazei	20,000	20,000	40,000	—	—
William J. McCluskey[41]	100,000	100,000	200,000	—	—
Bruce R. McMaken [42]	25,000	25,000	50,000	—	—
Rune and Elisa Medhus [43]	25,000	25,000	50,000	—	—
Edmund H. Melhado	50,000	50,000	100,000	—	—
Mercator Momentum Fund III, C.P. [44]	76,700	76,700	153,400	—	—
Joseph A. Michel	15,000	15,000	30,000	—	—
Monarch Pointe Fund, Ltd. [45]	173,300	173,300	346,600	—	—

Jay Morrin	150,000	150,000	300,000	—	—
Ben T. Morris	50,000	50,000	100,000	—	—
Mike Mueller	50,000	50,000	100,000	—	—
Peter Nichols	10,000	10,000	20,000	—	—
Nite Capital L.P. [46]	150,000	150,000	300,000	—	—
Hiroshi Ogata	25,000	25,000	50,000	—	—
Old Willow Partners, LLC [47]	100,000	100,000	200,000	—	—
Leonard Olim	25,000	25,000	50,000	—	—
Eric Pedersen	20,000	20,000	40,000	—	—
Manijeh Pejan	25,000	25,000	50,000	—	—
PGS Holdings Ltd. [48]	20,000	20,000	40,000	—	—
Carl Pipes	25,000	25,000	50,000	—	—

Henry Polessky	25,000	25,000	50,000	—	—
Carter D. Pope	85,000	85,000	170,000	—	—
Humbert B. Powell III	25,000	25,000	50,000	—	—
Rubin Children Trust c/o Aryeh Rubin [49]	75,000	75,000	150,000	—	—
Donald V. Weir TTEE Sanders 1998 Children’s Trust DTD 12/01/97 [50]	100,000	100,000	200,000	—	—
Sandeep G. Aggarwal Professional Corporation [51]	20,000	20,000	40,000	—	—
Sanders Opportunity Fund, L.P. [52]	117,500	117,500	235,000	—	—
Sanders Opportunity Fund (Institutional), L.P. [53]	382,500	382,500	765,000	—	—
Sanovest Holdings Ltd. [54]	150,000	150,000	300,000	—	—
Saskatoon Valve and Fitting Ltd. [55]	15,000	15,000	30,000	—	—
Michael Schaefer	250,000	250,000	500,000	—	—
Arn Schoch	50,000	50,000	100,000	—	—
Jeffrey Scott	150,000	150,000	300,000	—	—
Gregg Sedun	100,000	100,000	200,000	—	—
Blake Selig	25,000	25,000	50,000	—	—
Anke Senze	20,000	20,000	40,000	—	—
David A. Shapiro	25,000	25,000	50,000	—	—
Jack Sheng	20,000	20,000	40,000	—	—
Paul S. Sherbacow [56]	75,000	75,000	150,000	—	—
Todd Sherbacow [57]	145,000	145,000	290,000	—	—
Jill Simone	100,000	100,000	200,000	—	—
Anthony Smith	70,000	70,000	140,000	—	—
Nadine Smith	150,000	150,000	300,000	—	—
William W. Sprague [58]	25,000	25,000	50,000	—	—
Sunrise Equity Partners, L.P. [59]	350,000	350,000	700,000	—	—
Delores Tam	5,000	5,000	10,000	—	—
William Tobman	15,000	15,000	30,000	—	—
Tom & Nancy Juda Living Trust [60]	100,000	100,000	200,000	—	—
David Tompkins	25,000	25,000	50,000	—	—
Barry Tucker	25,000	25,000	50,000	—	—
TWM Associates, L.L.C. [61]	50,000	50,000	100,000	—	—

Dale Tingley	25,000	25,000	50,000	—	—
VP Bank (Switzerland) Ltd. [62]	200,000	200,000	400,000	—	—
Vincent Vazquez	25,000	25,000	50,000	—	—
Vickers Family Trust [63]	35,000	35,000	70,000	—	—
Wallace W. & Florence I. Wadman	110,000	110,000	220,000	—	—
Don Weir and Julie Weir Ten in Com	50,000	50,000	100,000	—	—
Whalehaven Capital Fund Limited [64]	300,000	300,000	600,000	—	—
Y & S Nazarian Revocable Trust [65]	2,100,000	2,100,000	4,200,000	—	—
Howard Hughes Medical Institute (nominee: Mac & Co.) [66]	574,700	574,700	1,149,400	—	—
Public Sector Pension Investment Board (nominee: Mac & Co.) [66]	929,400	929,400	1,858,800	—	—
WTC-CTF Emerging Companies Portfolio (nominee: Landwatch & Co.) [66]	920,500	920,500	1,841,000	—	—
The Dow Chemical Employees' Retirement Plan (nominee: Kane & Co.) [66]	568,700	568,700	1,137,400	—	—
The Retirement Program Plan for Employees of Union Carbide Corporation (nominee: Kane & Co.) [66]	424,500	424,500	849,000	—	—
WTC-CIF Emerging Companies Portfolio (nominee: Finwell & Co.) [66]	1,266,200	1,266,200	2,532,400	—	—
Government of Singapore Investment Corporation Pte Ltd (nominee: Ell & Co.) [66]	370,200	370,200	740,400	—	—
New York Nurses Association Pension Plan (nominee: Ell & Co.) [66]	241,400	241,400	482,800	—	—
Radian Group Inc. (nominee: Ell & Co.) [66]	106,700	106,700	213,400	—	—

The Government of Singapore Investment Corporation Pte Ltd (nominee: Ell & Co.) [66]	1,055,800	1,055,800	2,111,600	—	—
The Robert Wood Johnson Foundation (nominee: Benchworthy & Co.) [66]	541,900	541,900	1,083,800	—	—
Diane Sawchuck	25,000	25,000	50,000	—	—
Gamma Capital Partners, LLC [67]		1,000,000	1,000,000

(a) Acquired in the Merger in exchange for securities of Ethanex N.A. that were acquired by the selling stockholder in the Offering

(b) Assumes all of the shares of common stock beneficially owned by the selling stockholders, including all shares of common stock underlying warrants held by the selling stockholders, are sold in the offering.

(c) On June 15, 2007, our board of directors approved a ten-for-one reverse stock split of our outstanding common shares. If approved by a majority of our shareholders, the reverse stock split will go into effect in mid July 2007. The shares in the table reflect the selling stockholders pre-split shares.

1 Gary Korzenowski and Vicki Korzenowski have the power to vote and dispose of the shares being registered on behalf of 0702119 BC Ltd.

2  Tom Kusumoto has the power to vote and dispose of the shares being registered on behalf of 719906 BC Ltd.

3  Ralph Miller has the power to vote and dispose of the shares being registered on behalf of 783036 Alberta Ltd.

4  Wade Macbain has the power to vote and dispose of the shares being registered on behalf of 1087741 Alberta Ltd.

5  David Dawes, a director of Asset Protection Fund, Ltd., has the power to vote and dispose of the shares being registered on behalf of Asset Protection Fund. Ltd.

6  Atlantis Software Pls. is an affiliate of a broker-dealer. Rune Medhus has the power to vote and dispose of the common shares being registered on behalf of Atlantis Software Pls.

7  Dr. Herner Keicher, a director of Aton Select Fund, Ltd., has the power to vote and dispose of the shares being registered on behalf of Aton Select Fund, Ltd.

8  Rob Anderson is an affiliate of a broker-dealer in Canada.

9  George L. Ball is a broker-dealer.

10  Richard Barth in an affiliate of a broker-dealer in the U.K.

11  Jana Bartholomew is a broker-dealer.

12  A. Richard Benedek and Stephen Benedek have the power to vote and dispose of the shares being registered on behalf of Benedek Investment Group, LLC.

13  Mr. O. Chaponnier and Mr. M. Montanari have the power to vote and dispose of the shares being registered on behalf of the Besser Kapital Fund Ltd.

14  Robert A. Brautovich has a preexisting business relationship with Randy Rahm during his time as Fuels Directors with Westar Energy.

15  Andrew Katz, Stanley Katz, Judith Katz, and Cheryl Katz have the power to vote and dispose of the shares being registered on behalf of Brunella Jacs LLC.

16  A. J. Charbronneau and D. Davidson have the power to vote and dispose of shares being registered on behalf of the Charbonneau Limited Partnership.

17  Steven Perry and Jamie Gilkison have the power to vote and dispose of the shares being registered on behalf of Coromandel Resources Ltd.

18  Mitchell P. Kapin has the power to vote and dispose of the shares being registered on behalf of Cranshire Capital, L.P.

19  Robert. M. Cymbor has a person relationship with Randall Rahm.

20  Danny Remenda has the power to vote and dispose of the shares being registered on behalf of Danich Investments Ltd.

21 David Malm has the power to vote and dispose of the shares being registered on behalf of David N. Malm Anaesthesia, Inc.

22  Don A. Sanders is a broker-dealer.

23  Adam Carpenter and Ryan Holt have the power to vote and dispose of the shares being registered on behalf of Elephant Investments.

24  Mr. M. Montanari and Mr. O. Chaponnier have the power to vote and dispose of the shares being registered on behalf of Epsilon Management Ltd.

25  William Heckter has the power to vote and dispose of the shares being registered on behalf of Excalibur Limited Partnership.

26  Jennifer A. Foster has a pre-existing business relationship with Randy Rahm at Westar Energy.

27  Mark Grube is an employee of Ethanex Energy.

28  Jesse L. Hudey has the power to vote and dispose of shares being registered on behalf of Hooters Welding Ltd.

29 Ellen Davis Huettig has a personal relationship with Bryan Sherbacow.

30  James L. Harris has the power to vote and dispose of the shares being registered on behalf of the James L. Harris Law Corporation.

31  David I. Johnson worked with Randy Rahm on the formation and development of the PRB Coal Users’ Group.

32  Erik Klefos is an employee of a broker-dealer.

33  Mark Kornell has the power to vote and dispose of the shares being registered on behalf of Kornell Capital Corporation.

34 Sharon Guenther and Lloyd Guenther have the power to vote and dispose of the shares being registered on behalf of LSM Business Services Ltd.

35 Gerald Wittenberg has the power to vote and dispose of the shares being registered on behalf of Ladasa Investments Inc.

36  Joseph E. Laird is an affiliate of a broker-dealer.

37 Edgar L. Lowe has the power to vote and dispose of the shares being registered on behalf of the Edgar L. Lowe Family Trust DTD 5/26/1994.

38 John H. Malanga and Jodi F. Malanga JTTEN is a broker-dealer.

39 Nathan Low is a broker-dealer.

40  Bruce R. McMaken is a broker-dealer.

41 William J. McCluskey is a broker-dealer.

42 Rune and Elisa Medhus is an affiliate of a broker-dealer.

43 David Firestone, H. Harry Aharantan, and Todd Bomberg have the power to vote and dispose of the shares being registered on behalf of Mercator Mountain Fund III, C.P.

44 David Firestone, H. Harry Aharantan, and Todd Bomberg have the power to vote and dispose of the shares being registered on behalf of Monarch Pointe Fund, Ltd.

45  Ben T. Morris is a broker-dealer.

46 Keith Goodman, John Pruz, and Ken Uruk have the power to vote and dispose of the common shares being registered on behalf of Nite Capital L.P.

47 Richard A Heise, Jr. has the power to vote and dispose of the common shares being registered on behalf of Old Willow Partners, LLC.

48  Paul Sicotte has the power to vote and dispose of the common shares being registered on behalf of PGS Holdings, Ltd.

49 Aryeh Rubin has the power to vote and dispose of the shares being registered on behalf of the Rubin Children Trust.

50 Don Sanders has the power to vote and dispose of the common shares being registered on behalf of Sanders 1998 Children’s Trust. Sanders 1998 Children’s Trust does not have any agreements, arrangements or understandings with any other persons, either directly or indirectly to dispose of the common stock being registered.

51 Sandeep G. Aggarwal has the power to vote and dispose of the common shares being registered on behalf of Sandeep G. Aggarwal Professional Corporation.

52 Sanders Opportunity Fund, L.P. is an affiliate of a broker-dealer. Brad Sanders and Don Sanders have the power to vote and dispose of the common shares being registered on behalf of Sanders Opportunity Fund, L.P.

53 Sanders Opportunity Fund (Institutional), L.P. is an affiliate of a broker-dealer. Brad Sanders and Don Sanders have the power to vote and dispose of the common shares being registered on behalf of Sanders Opportunity Fund (Institutional), L.P.

54 Tom and Hydri Kusumoto have the power to vote and dispose of the common shares being registered on behalf of Sanovest Holdings Ltd.

55 Dwight McLelleen has the power to vote and dispose of the common shares being registered on behalf of Saskatoon Valve and Fitting Ltd.

56 Paul Sherbacow had a pre-existing relationship with Brian Sherbacow.

57 Todd Sherbacow had a pre-existing relationship with Brian Sherbacow.

58 William Sprague is an affiliate of a broker-dealer.

59 Two of the principals in the Sunrise Equity Partners, L.P. are affiliates of a broker-dealer. Marilyn S. Adler, Nathan Low, and Dr. Amnon Mandelbaum have the power to vote and dispose of the common shares being registered on behalf of Sunrise Equity Partners, L.P.

60 Tom Juda TTEE and Nancy Juda TTEE have the power to vote and dispose of the common shares being registered on behalf of the Tom & Nancy Juda Living Trust.

61 Scott Stone has the power to vote and dispose of the common shares being registered on behalf of TWM Associates, L.L.C.

62 Daniel Lacher has the power to vote and dispose of the common shares being registered on behalf of VP Bank (Switzerland) Ltd.

63 Harold R. Vickers has the power to vote and dispose of the common shares being registered on behalf of the Vickers Family Trust.

64 Arthur Jones, Trevor Williams, and Derek Wood have the power to vote and dispose of the common shares being registered on behalf of Whalehaven Capital Fund Limited.

65 Younes Nazarian has the power to vote and dispose of the shares being registered on behalf of Y&S Nazarian Revocable Trust.

66 Wellington Management Company, LLP (“Wellington”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts.

67 Includes 1,000,000 shares of common stock acquired by the selling stockholder in exchange for services performed in connection with the Merger.

USE OF PROCEEDS

   We will not receive proceeds from the sale of common stock under this prospectus. We will, however, receive approximately $27.8 million from the selling stockholders if they exercise their warrants in full, which we will use for working capital and general corporate purposes. The warrant holders may exercise their warrants at any time until their expiration, as further described in the “Description of Securities”. Because the warrant holders may exercise the warrants in their own discretion, if at all, we cannot plan on specific uses of proceeds beyond application of proceeds to general corporate purposes. We have agreed to bear the expenses in connection with the registration of the common stock being offered hereby by the selling stockholders.

DETERMINATION OF OFFERING PRICE

              The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices, or at privately negotiated prices.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is currently available for trading in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol “EHNX.OB.” Prior to September 5, 2006, there was no bid history for our common stock and there is no assurance that a regular trading market will develop or, if developed, will be sustained. To date, there is no established public trading market for our common stock. The quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The high and low bid information for our common stock for each quarter since September 5, 2006, so far as information is reported, through March 31, 2007, as reported by the National Association of Securities Dealers’ composite feed, are as follows:

	High	Low
2006
First Quarter	N/A	N/A
Second Quarter	N/A	N/A
Third Quarter	$4.60	$2.00
Fourth Quarter	$4.85	$1.51
2007
First Quarter	$2.50	$0.94
Second Quarter	$1.05	$0.55

As of March 31, 2007, there were 64,236,889 shares of common stock issued and outstanding.

As of March 31, 2007, there were approximately 159 holders of record of shares of our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans

Securities authorized for issuance under equity compensation plans as of March 31, 2007 are as follows:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan category	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,100,000	$1.32	—
Equity compensation plans not approved by security holders	2,020,000	$2.25	4,018,111
Total	3,120,000	$1.92	4,018,111

On September 1, 2006, our board of directors and stockholders approved and adopted our 2006 Equity Incentive Plan. The 2006 Equity Incentive Plan was terminated by the board of directors on December 1, 2006, and the board of directors adopted the Omnibus Equity Incentive Plan of the Company. The Omnibus Equity Incentive Plan is intended to promote our interests by attracting and retaining exceptional employees, consultants, and directors, and enabling plan participants to participate in our long-term growth and financial success. Incentive awards granted under the Omnibus Equity Incentive Plan may be nonstatutory stock options, which are not intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code of 1986, as amended, and restricted stock awards, which are restricted shares of common stock . Incentive awards may be granted pursuant to the plan for 10 years from the date of the plan’s inception.

From time to time, we may issue the above-described incentive awards pursuant to the plan. Each of the awards will be evidenced by and issued under a written agreement.

The Board reserved a total of 7,500,000 shares of our common stock for issuance under the Omnibus Equity Incentive Plan. If an incentive award granted under the plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to us in connection with an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the plan. Before the termination of the 2006 Equity Incentive Plan, there were outstanding options to acquire 1,100,000 shares of our common stock, which continue to be outstanding. Additionally, our board of directors has approved  non-qualified stock options to acquire 2,020,000 shares of common stock and  restricted stock awards for 1,461,889 shares of common stock under the Omnibus Equity Incentive Plan. All of the stock options that have been awarded under the Omnibus Equity Incentive Plan have been non-qualified stock options.

The number of shares subject to the Omnibus Equity Incentive Plan, any number of shares subject to any numerical limit in the plan, and the number of shares and terms of any award under the plan may be adjusted in the event of any change in our outstanding common stock by reason of any stock dividend, spin-off, stock split, reverse stock split, recapitalization, reclassification, merger, consolidation, liquidation, business combination or exchange of shares, or similar transaction.

DIVIDEND POLICY

 We have never declared or paid dividends on shares of our common stock. We intend to retain future earnings, if any, to support the development of our business and therefore do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs.

MANAGEMENT’S PLAN OF OPERATIONS

              We are a development stage company planning to engage in the business of producing fuel ethanol through the ownership and operation of ethanol plants. Our objective is to become one of the ethanol industry’s lowest-cost producers. We intend to market the ethanol we produce to refineries for use as a blend component in the U.S. gasoline fuel market. In addition, as a byproduct of our ethanol fuel operations, we intend to produce and sell dried distiller grains, which we refer to as DDG, and other commercially useful corn by-products, including food grade corn oil. DDG are used in the manufacture of various animal feeds.

  As discussed below in the section entitled “Business”, we believe that there is a significant market opportunity in the ethanol industry resulting from various government mandated programs and market forces and events. To address this business opportunity, we are pursuing the following business strategies:

•	commercialize corn fractionation technology to take advantage of the economic benefits of fractionation in the ethanol production process;

•	acquire superior sites for the development of greenfield, state of the art ethanol production facilities;

•	acquire ethanol plants during construction to take advantage of existing regulatory approvals and reduce the timeline for bringing our plants on line;

•	align ourselves with existing producers to help them improve their efficiency using our technical expertise; and

•	utilize our management’s experience in the coal-fired electric utility sector for brownfield development of low-cost ethanol plants.

If we are able to execute our strategies effectively, we believe that we can establish annual production capacity of over 500 MMGY of denatured, fuel grade ethanol by 2010. We are working to achieve this target through the development of a combination of greenfield and brownfield facilities and the possible acquisition of existing production capacity. We are actively developing plans to construct ethanol plants with a capacity of approximately 130 MMGY each on the Kansas and Illinois sites discussed below. We also have been pursuing development of a similar plant on the Missouri site discussed below, but the recent termination of our joint venture to develop that site makes it uncertain as to whether we will be able to proceed with our development plans there. To date, we have been focused on efforts to develop new ethanol facilities, as opposed to actively pursuing business relationships with existing producers or acquiring ethanol plants already under construction.

We estimate that the capital costs of new capacity, excluding capitalized interest, is approximately $2.00-$2.30 per gallon of annual capacity. If we are able to develop our projects or acquire existing capacity at that cost, we will need to obtain new equity and debt financing of more than $1 billion to achieve our annual production capacity of 500 MMGY. We may pursue the development of multiple projects sequentially or simultaneously, depending upon many factors including particularly market conditions and the availability of required financing.

One of our main goals is to develop and commercialize fractionation technology for application in the production of ethanol because of the economic advantages of that process. In most existing ethanol plants, the corn is broken down using a hammer mill process. After the corn kernel has been crushed, all of the material from the kernel is then fed into the ethanol process. Approximately 17% of the kernel, consisting of the bran and the germ, has no benefit in the production of ethanol and actually increases the amount of energy used in the process. Fractionation is a process that separates the germ and the bran in a corn kernel from the endosperm. The endosperm contains the starch that is used to make ethanol. Fractionation leads to increased ethanol productivity and decreased ethanol production costs through increased plant output, decreased water use, decreased energy consumption, creation of a higher protein, higher value DDG, and the generation of additional corn by-products that can be further processed or consumed in a biomass boiler as a substitute for natural gas. We intend to utilize fractionation for all of our ethanol projects, whether it is in the development of new facilities or in the acquisition of existing capacity. We have had preliminary discussions from time to time with existing developers and producers with regard to their interest in fractionation technology, but none of those discussions have resulted in any business arrangements.

Corn Fractionation System

On April 20, 2007, we entered into a Joint Marketing Agreement (the “Marketing Agreement”) with Buhler, Inc. (“Buhler”), a Minnesota company, to jointly market a bio-refinery ethanol production system that includes Buhler’s proprietary corn fractionation system. The Buhler corn fractionation system is a proprietary corn processing system using Buhler roller mills and other designated equipment and processes that produces corn endosperm, bran and “whole” germ fractions for use in the production of fuel ethanol and ethanol co-products.

Pursuant to the terms of the Marketing Agreement, we have agreed to grant to Buhler, and Buhler has agreed to grant to us, a right of first participation in all sales related to the bio-refinery ethanol production system. In addition, the agreement contemplates that we will begin to purchase Buhler corn fractionation systems during the term of the agreement, beginning in 2007. The Marketing Agreement continues to March 2012, with annual renewals thereafter unless earlier cancelled by either party. Either party also has the right to terminate the Marketing Agreement if we and Buhler have not entered into a definitive agreement for us to purchase the first Buhler corn fractionation system by June 30, 2007 or if subsequent additional annual system purchase and installation minimums are not met. As of June 29, 2007, we had made a down payment to Buhler to acquire the first corn fractionation system and were continuing to negotiate with Buhler regarding the terms of a definitive agreement, including the total purchase price for the system.

Brownfield Development Opportunity

One of our wholly-owned subsidiaries, IPT Ethanol, Inc. (“IPT”), is a party to a letter of understanding (“LOU”) with a NYSE-listed electric utility located in the Midwest for the joint evaluation of the environmental and operational impact of siting a 132 MMGY ethanol plant at a large coal-fired generating facility owned by the electric utility in northeast Kansas. Recently, we completed a study in conjunction with an independent engineering firm which reported favorable results. This study has been reviewed by the utility and they expressed a willingness to proceed with further negotiations. Upon the satisfactory negotiation of business terms with the electric utility for the development of the proposed plant, we intend to enter into a definitive agreement to site the ethanol plant at the coal-fired generating facility pursuant to our brownfield co-location strategy. Our ability to participate in this project is wholly dependent, however, on the successful fulfillment of several conditions, including the negotiation of a definitive agreement with the electric utility and the following additional conditions:

•	favorable results for the siting of the facility;

•	receipt of all necessary environmental and other permits which are expected to take approximately six months to obtain after execution of a definitive agreement;

•	acquisition of capital for the development and construction of the plant;

•	securing acceptable terms for the purchase of excess steam and other shared services from the electric utility; and

•	review and approval of the project by the electric utility's board of directors.

If we are unable to satisfy any of these conditions, we may be unable to proceed with the development of an ethanol plant on this site. There can be no assurance that we will be successful in our efforts, as many of these conditions are outside of our control.

Illinois Greenfield Opportunity

On September 17, 2006, we entered into a Joint Venture Agreement with Star Ethanol, LLC (“Star”), an Illinois limited liability company, to construct and operate a 132 MMGY ethanol facility in southern Illinois utilizing fractionation technology in the production of ethanol and ethanol-related products. The joint venture will operate as Ethanex Southern Illinois LLC, an Illinois limited liability company (“Ethanex Southern”), through which the parties plan to construct an ethanol facility and develop, manufacture, distribute, and sell ethanol and ethanol-based products.

We will have an initial membership interest in Ethanex Southern of 85%, and Star will have a 15% membership interest. Star has the right to acquire an additional 10% membership interest through additional capital contributions made before the mechanical completion of the facility. Our initial contribution to Ethanex Southern was $2.0 million and we are principally responsible for all aspects of the development and operation of the facility. Also, we have agreed to seek to raise the project financing necessary to complete the plant as well as oversee the design and construction of the plant.

In the Joint Venture Agreement, it was estimated that total construction costs for the plant would be $250 million and that 30% of this amount would be funded with equity contributions from Star and Ethanex. Accordingly, the Joint Venture Agreement contemplates that Star’s initial equity contribution would be $11.25 million for its 15% membership interest and ours would be $63.75 million for our 85% membership interest (subject to Star’s right to contribute additional funds to acquire up to a 25% membership interest). Based on current trends in construction costs, we now expect that the total cost of construction could be as much as 20% higher than the original estimate. We have not yet obtained firm price quotes or the necessary debt or equity financing to construct the plant or fund our portion of the construction costs. See “Liquidity and Capital Costs” below for a discussion of our financing activities. The actual costs of the plant and the amount of debt financing that can be obtained will determine the amount of equity that we and Star would be required to contribute to fund the development of the plant at this site. If Star is unable to make its full initial capital contribution, we have agreed to advance Star up to $4.0 million toward its initial contribution in exchange for a senior subordinated debenture from Star, which will bear interest at the rate of 11% per year, compounded quarterly.

It may become necessary for us and Star to renegotiate the terms of the joint venture agreement in light of the fact that more than the anticipated amount of equity capital will be required to complete the development of the site. We recently began discussions with Star about having Ethanex assume 100% ownership of this project and revising the ongoing business relationship with Star. We cannot presently predict the outcome of these discussions, although we do not expect them to have a negative impact on the project

The original site for this project was in Franklin County, but it was subsequently deemed to be unsatisfactory and a different site has been selected in southern Illinois in Jefferson County near Waltonville. We have recently completed our due diligence on this site and we exercised our option to acquire the site on June 25, 2007 for $1.3 million. We have now obtained the necessary permits to construct and operate a facility powered by a natural gas boiler.

Missouri Greenfield Opportunity

On April 28, 2007, we received a letter from SEMO Milling, LLC (“SEMO”) informing us that SEMO was terminating the Joint Venture Agreement that we originally signed with SEMO on August 4, 2006. The Agreement originally envisioned that the Joint Venture would begin operations by the end of 2006, but we and SEMO postponed this date multiple times over the last five months. Since late December, we had been engaged in discussions with SEMO about the contemplated Joint Venture, and ultimately we and SEMO were unable to reach agreement on how to proceed and how each company would best realize the anticipated benefits of the venture. SEMO then sent us the termination letter.

As originally envisioned, we expected to cooperate with SEMO to build a 132 MMGY ethanol plant co-located with SEMO Milling’s dry corn mill production facility at the SEMO port authority in Scott City, Missouri. We also originally envisioned that the Joint Venture would utilize corn fractionation technology developed by SEMO. Despite the termination, we have agreed with SEMO that we will continue working to obtain a permit for the SEMO site, and we still intend to explore the potential for constructing an ethanol plant that uses next generation ethanol production technology, including the Buhler corn fractionation system, at the SEMO port site in Missouri, although there is no guarantee that suitable arrangements can be achieved.

Pursuant to the terms of the Joint Venture Agreement, upon termination SEMO was entitled to keep the unused cash balance of approximately $0.8 million out of $2.0 million that we had contributed to the joint venture through the termination date. We are currently in the process of determining the ownership and disposition of the other assets of the project, as well as the value of amounts invested by us in the development of the project. We have determined that expenditures of approximately $2.7 million incurred by us in connection with the development of the project will be deemed to have no ongoing value. We have written off these expenditures as an impairment charge during the first quarter. See Note 2 to the notes to our unaudited consolidated financial statements for a discussion of this impairment charge.

Professional Services Agreement

Effective June 4, 2007 we agreed to terminate a professional services agreement with Chevron Energy Solutions Company (“CES”), a division of Chevron U.S.A., a Pennsylvania corporation, by mutual consent. Among other things, the agreement provided for CES to perform preliminary engineering, geotechnical studies, site, and civil design work sufficient to prepare a proposal for the construction of ethanol plants utilizing fractionation technology at both of the sites we are currently developing. We have decided to terminate the agreement because most of the work performed to date related to the SEMO site which is now not being developed due to the termination of the joint venture agreement with SEMO and also because it has become apparent that CES and us would not be able to reach mutually acceptable terms for the actual construction of the ethanol plants under development.

Costs of Development Activities and Financing Efforts

We have been incurring various costs for feasibility studies, preliminary engineering, environmental permit applications and legal fees for the development of the sites described above. Necessary permits have been obtained with respect to the Waltonville site. Permits have also been applied for with respect to the SEMO and IPT sites and we expect that those permits will be issued in the near future. Once the necessary permits are obtained we believe we can quickly negotiate final construction contracts and could begin construction at one of the sites by the third quarter of 2007, subject to obtaining adequate financing.

In addition to these expenses, we anticipate incurring various costs associated with testing and marketing the bio-refinery production system we expect to market jointly with Buhler. Pursuant to the terms of the Marketing Agreement, we are sharing equally with Buhler the costs associated with tests of the outputs of Buhler’s corn fractionation system that were conducted National Corn-to-Ethanol Research Center in Edwardsville, Illinois in March and April 2007. As a result of this arrangement, we have access to test data produced during this testing and permission to use it for our business purposes.

Since December 2006, we have been actively exploring potential sources of financing for our projects. In early February 2007 we signed a mandate letter with an international commercial bank and an investment bank to provide up to $550.0 million of debt financing for our development projects, subject to the banks’ satisfaction with a number of conditions, including due diligence by the banks, receipt of favorable reports from independent consultants, our receipt of commitments for new equity in the amount of at least $150.0 million, credit committee approval by the banks, and other customary closing conditions. We are working toward satisfying the various conditions, but there can be no assurance that all of the conditions will be met. Simultaneously with discussions with potential lenders, we have been meeting with various potential sources of equity capital. We are exploring the availability of private equity capital as well as studying the feasibility of raising capital through a registered secondary offering of our securities. We have not yet entered into any agreements for the necessary equity to fund our growth and there can be no assurance that such capital will be available.

Off-Balance Sheet Arrangements

As of March 31, 2007, we had no off-balance sheet arrangements .

Liquidity and Capital Resources

Our principal source of liquidity was our private offering of units, which closed on September 1, 2006, from which we received gross proceeds of $20.0 million. From September 1, 2006 to March 31, 2007, we spent approximately $11.3 million of the net proceeds of $21.3 million arising from the private offering and the exercise of a portion of the warrants that were sold in that offering. These expenditures funded various costs related to the development of our ethanol projects as well as our ongoing general and administrative expenses., as follows:

•
Approximately $1.0 was spent on capital expenditures at Waltonville (related to the southern Illinois development project), and additional capital spending of $0.3 million was for corporate and other capital assets, of which computer equipment was the single largest category.

•	Approximately $3.8 million was invested in the SEMO joint venture (which was terminated at the end of April 2007).

•	We spent $0.5 million to acquire the IPT Ethanol contract rights.

•
The balance of the expenditures were for general and administrative expenses, which included personnel related costs of $2.4 million, investor relations and corporate identity costs of $2.1 million, and legal, accounting and other professional fees of $1.2 million.

Of these expenditures, we have previously written off the entire $0.5 million spent on acquiring the IPT Ethanol contract rights upon determining that the acquired asset was impaired. We have also written off approximately $2.7 million of the $3.8 million that we invested in the SEMO Joint Venture because of a determination that such portion of the total investment has no ongoing value.

As of May 31, 2007, we had approximately $ 9.3 million of cash and liquid investments on hand, and we spent 1.3 million of cash on June 25, 2007 to exercise an option to acquire the Waltonville site. Excluding expenses related to project development activities, we estimate that our base monthly administrative expenses are approximately $0.35 million, and we could continue to fund these expenses for a period of approximately 23 months with the cash and cash equivalents on hand (taking into account the acquisition of the Waltonville site). However, to successfully continue developing the Waltonville and IPT projects, including the building of anticipated facilities, we estimate that we will need to obtain financing of approximately $700.0 million over the next twelve months. This amount is intended to cover construction costs currently estimated to be $580 million and the balance is intended to cover anticipated financing fees, capitalized interest, pre-operating expenses and working capital requirements (taking into account anticipated employee growth). If we are unable to arrange such financing or are unable to obtain additional funding for operating expenses we may not be able to continue as a going concern. If we are able to obtain the necessary financing, we expect to hire substantially more employees on an as-needed basis, commensurate with our continued growth and development.

General Corporate Matters

Ethanex Energy, Inc. is a Nevada corporation incorporated on November 4, 2004. Until August 2006, our corporate name was New Inverness Explorations, Inc. We changed our name to Ethanex Energy on August 21, 2006 in connection with our Merger with Ethanex Energy North America, Inc. (“Ethanex N.A.”).

On September 1, 2006, we, along with one of our wholly owned subsidiaries, Ethanex North America Acquisition Corporation (“Acquisition Corp.”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Ethanex N.A. Pursuant to the Merger Agreement, Acquisition Corp. was merged with and into Ethanex N.A., with Ethanex N.A. surviving the Merger. At the effective time of the Merger, all of Ethanex N.A.’s then outstanding shares of Class A and Class B common stock were exchanged for a total of 46,000,000 shares of our common stock. The holders of Ethanex N.A.’s class A common stock received an aggregate of 26,000,000 shares of our common stock, and the holders of Ethanex N.A.’s Class B common stock received an aggregate of 20,000,000 shares of our common stock. In addition, all of Ethanex N.A.’s outstanding, unexercised options and warrants were converted into options and warrants exercisable for shares of our common stock. Our pre-Merger shareholders retained 14,000,000 shares of our common stock (after giving effect to the split off transaction described below).

By way of background, prior to the merger, we did not conduct meaningful operations. Our only pre-merger operations related to a mineral property option agreement to acquire right, title and interest in nine mineral claim units in Ontario, Canada. Although this mineral option agreement may have possessed some value, we did not have the resources to pursue the necessary exploration and development work related to the agreement. As we disclosed in our Form 10-QSB filed on June 5, 2006, we would need approximately $230,000 over the next several years to (1) make the cash payments required under the option agreement and (2) explore and develop the properties, and $20,000 of that amount was due on May 25, 2006. But, the only asset we had as of April 30, 2006 was $11,000 in cash. Moreover, it was unlikey that we would have been able to sell additional securities to raise the necessary capital because there was no active market for our equity prior to the merger. Thus, prior to the merger, we were not conducting meaningful operations and our equity was illiquid.

Ethanex N.A. was formed in May 2006 to serve as a vehicle to effect a merger with a publicly held company. It was formed by a team of experienced managers, with extensive experience in the energy and engineering sector, to engage in the business of producing fuel ethanol through the ownership and operation of ethanol plants. Prior to the merger, Ethanex N.A. was a closely held corporation, where the management team held the majority of its outstanding Class A common stock. Ethanex N.A.’s management team believed that a merger with a public company would provide Ethanex N.A. with greater access to the financial markets and allow Ethanex N.A. to obtain financing on better terms than Ethanex N.A. would as a private company. The management team located a group of investors that expressed a willingness to invest $20 million in Ethanex, N.A., so long as it found a suitable target for a merger that would allow it to become a reporting company. These investors identified us as a suitable public company into which Ethanex N.A. could merge so long as we disposed of our legacy business and related liabilities, consisting of the mineral property option agreement.

On August 3, 2006, Ethanex N.A. closed a private offering of an aggregate of 20 million units, each consisting of one share of Class B common stock and a five year warrant to acquire one share of Class B common stock for five years at a per share exercise price of $1.50. Ethanex N.A. received $20 million from the units sold in this offering. (The exercise price of the warrants would be received as additional consideration if and when those warrants were exercised.) Pursuant to the terms of the offering, Ethanex N.A. had to consummate a merger with a public company or the investors in the placement would have a right to rescind, and in addition we had to dispose of our legacy business.

After the private placement, Ethanex N.A., our former management team and the new investors began arms-length negotiations regarding a potential merger agreement. These negotiations centered on the post-closing ownership of the merged business by the three interested groups -- New Inverness stockholders, Ethanex management and the new investors. The negotiations did not focus on achieving any particular valuation for shares that would be received in the merger, since New Inverness had no value, Ethanex N.A. had no historical operations, and no real assets or equity, and the new capital was intended to be used for working capital and development purposes for the public company that, it was hoped, would result in a significant increase in the value of the merged company, once it became an operating business. Based on these negotiations, the parties agreed on September 1, 2006 to enter into an agreement and plan of merger that resulted in a post-merger ownership structure of our Company as follows:

Stockholder	Pre-merger holdings	Post merger holdings	Post-merger ownership
Ethanex NA Management and other shareholders	34 Million shares of Ethanex N.A. Class A Common Stock	26 Million Shares of the Company’s common stock	42.6%

New investors	20 million shares of Ethanex N.A. Class B Common Stock	20 million shares of the Company’s common stock	32.8

New Inverness stockholders (excluding management)	14 million shares of the Company’s Common Stock	14 million shares of the Company’s common stock	23

New Inverness management	10 million shares of the Company’s common stock	0 shares of the Company’s common stock	0

Advisors	0	1 million shares of the Company’s common stock	1.6

Total		61 million shares of the Company’s common stock	100%

The foregoing table does not give effect to the warrants that were received in the private placement, as the exercise price of those warrants was above any plausible value of the underlying stock and, thus, could not be expected to be exercised absent a material increase in the value of the equity of the merged company.

Contemporaneously with the closing of the Merger, we split off our wholly-owned subsidiary, New Inverness Leaseco, Inc. (“Leaseco”), through the sale of all of the outstanding capital stock of Leaseco to two of our former executive officers. We executed a Split Off Agreement with Amanda Lamothe and Luke Willis, Ethanex N.A. and Leaseco. Ms. Lamothe was President, Chief Executive Officer, Secretary and a director of our Company and Mr. Willis was Treasurer and a director of our Company. In connection with the Merger, Ms. Lamothe and Mr. Willis resigned as officers and directors of our Company. Leaseco was a newly formed corporation organized to acquire the business assets and liabilities owed by us prior to the Merger. At the time of the split-off, Leaseco had no revenue generating activities and its only asset was a mineral property option agreement previously held by us. The execution of the Split-Off Agreement was required by Ethanex N.A. as a condition subsequent to the execution of the Merger Agreement.

Immediately prior to the Merger (and as a condition to the completion of the Merger), Ethanex N.A. completed a private offering of 20,000,000 units of securities. Each unit consisted of one share of Class B common stock of Ethanex N.A. and a warrant to purchase one share of Class B common stock of Ethanex N.A. The per share exercise price of the warrants was $1.50. The investors in the Offering collectively purchased 20,000,000 units for total consideration of $20.0 million. In the Merger, each share of Class B common stock was converted into one share of our common stock, and the warrants became exercisable for shares of our common stock.

Louis W. Zehil, who was a partner at law firm of McGuireWoods LLP, acted as outside counsel to Ethanex N.A. in connection with the Offering. At the time, he also was the corporate secretary of Ethanex N.A. Mr. Zehil served as our outside counsel and our corporate secretary from September 2006 to February 2007. In February 2007, we learned that Mr. Zehil had become the focus of both an SEC investigation and a criminal investigation by the US Attorney for the Southern District of New York in connection with alleged violations of the antifraud and registration provisions of the federal securities laws, as well as various other alleged civil and criminal law violations, all relating to actions he is alleged to have taken in connection with shares that he acquired in the Offering. According to a complaint filed by the SEC in February 2007, two entities controlled by Mr. Zehil, Strong Branch Ventures IV LP (“Strong”) and Chestnut Capital Partners II, LLC (“Chestnut”), each purchased 750,000 units in the Offering. In the subscription agreements for the Offering, Strong and Chestnut agreed that the shares they received (including shares received on the exercise of the warrants) would be issued with restrictive legends and would not be freely tradeable until we filed a registration statement and the SEC declared it effective (or until resale was permitted pursuant to an applicable exemption from the registration requirements of applicable securities laws, such as Rule 144 adopted under the Securities Exchange Act of 1934). (This same restriction applied to all other shares received in the Offering by all other investors.) In its complaint, however, the SEC has alleged that, acting as counsel for our company, Mr. Zehil sent an opinion letter to our transfer agent directing the transfer agent to issue shares to Strong and Chestnut without a restrictive legend. According to the SEC complaint, almost immediately after Mr. Zehil received these purportedly unrestricted shares, he deposited them into securities trading accounts and sold them to the public in violation of the securities laws. According to the SEC complaint, Mr. Zehil may have generated over $8.0 million dollars in illicit profits from sales of our common stock. According to the SEC complaint, Mr. Zehil engaged in a similar fraudulent scheme with respect to six other public companies represented by McGuireWoods LLP.

We are in the process of conducting an internal inquiry into these matters. For a discussion of potential risks to our Company as a result of Mr. Zehil’s actions, see the discussion above under the heading “Risk Factors,” beginning on page 5.

BUSINESS

Company Overview

  We are a development stage company that plans to engage in the business of producing fuel ethanol through the ownership and operation of ethanol plants. Our objective is to become one of the ethanol industry’s lowest-cost producers. We intend to market the ethanol we produce to refineries for use as a blend component in the U.S. gasoline fuel market. In addition, as a byproduct of our ethanol fuel operations, we intend to produce and sell dried distiller grains, which we refer to as DDG, and other commercially useful corn by-products, including food grade corn oil. DDG are used in the manufacture of various animal feeds.

  We believe that there is a significant market opportunity in the ethanol industry resulting from government mandated programs, increased public and governmental support for renewable fuels, cutbacks by refineries on the use of methyl tertiary butyl ether, which we refer to as MBTE, as a gasoline additive due to increased environmental and product liability concerns, and increasing public awareness of the benefits of ethanol as a gasoline additive (and an alternative to MTBE). We intend to address this market opportunity in part by:

•	commercializing corn fractionation technology to take advantage of the economic benefits of fractionation in the ethanol production process;

•	acquiring superior sites for the development of greenfield, state-of-the-art ethanol production facilities;

•	acquiring ethanol plants during construction to take advantage of existing regulatory approvals and reduce the timeline for bringing our plants on line;

•	aligning ourselves with existing producers to help them improve their efficiency using our technical expertise; and

•	utilizing our management’s experience in the coal-fired electric utility sector for brownfield development of low-cost ethanol plants.

Our business plan calls for us to grow through new plant development, existing plant expansions and strategic acquisitions to the extent that we are able to expand, develop and acquire assets at costs that enable us to operate profitably. We expect that as a publicly traded ethanol company, we will be able to access capital at a lower cost than our privately-owned competitors and may be able to use our shares to acquire other ethanol producers in properly accretive transactions.

We expect to grow rapidly. Over the next five years we are seeking to reach an annual production capacity of over 500 million gallons of denatured, fuel grade ethanol per year through a combination of development and acquisition activities.

In the near term, our business plan calls for the development of corn-based ethanol operations in the corn producing regions of the Midwest. Over the longer term, we believe that our technological expertise and expansion strategies will enable us to move into cellulosic-derived ethanol operations, as well as to pursue broader geographic expansion both domestically and internationally.

We are managed by a team of professionals with significant sector-specific experience and knowledge in the energy industry. Our executive officers and directors have extensive experience in ethanol technology, ethanol plant design and construction, energy product development and project finance. Collectively they have decades of combined experience working with such industry leaders as TIC - The Industrial Company, Delta T Corporation, Iogen Corporation, CPC International, Inc., Westar Energy, Inc., Amax Coal West, James River Corporation and Duke Power Company. We intend to leverage this experience and our relationships within the ethanol and energy industries to execute our business plan.

Industry Overview

Demand for alternative fuels and ethanol in particular has never been greater. Based on data published by the Renewable Fuels Association, the industry trade group of ethanol producers, in 2006, 110 ethanol plants produced a record 4.9 billion gallons of ethanol, an increase of 25% from 2005 and 300% from 2000. The Renewable Fuels Association also reports that, at the end of 2006, there were 73 ethanol plants under construction and 8 were undergoing significant expansion. These plants are being built in 19 states and are expected add approximately 6 billion gallons per year of capacity by 2009.

Contributing factors to the current high interest in ethanol production are:

•	Federal and state energy policies;

•	high crude oil prices;

•	increased public interest in reducing greenhouse gases;

•	legislative bans on the use of MTBE;

•	the August 2005 enactment of a renewable fuels standard (“RFS”) in the Energy Policy Act of 2005; and

•	national security concerns due to the country’s current reliance on imported crude oil.

According to the Renewable Fuels Association, in 2006, the U.S. ethanol industry contributed more than $41 billion to Gross Domestic Output, $6.7 billion to household income, nearly $2.7 billion to federal taxes and $2.3 billion to state and local taxes. It also increased average corn prices by about $0.20 per bushel and was responsible for more than 160,000 jobs in all sectors of the economy. In addition, ethanol displaced 170 million barrels of oil, at least 65% of which would have been imported, and reduced CO 2 equivalent greenhouse gas emissions by approximately 8 million tons in 2006, the equivalent of taking more than 1.2 million vehicles off the road.

The ethanol industry is currently undergoing many changes that have been driven by increased demand and high input costs. In response to the strong demand, many new participants have entered the industry to develop ethanol capacity. This has contributed to shortages of construction materials and skilled labor, which has resulted in significantly higher construction costs and delays in completing plant construction. Due to the high costs of feedstocks and energy, new construction is generally of larger capacity plants to take advantage of economies of scale. In addition, there are numerous strategies being developed within the industry to achieve cost advantages compared to competition. Some of these strategies involve tactics such as the use of corn fractionation technology, locating facilities near ethanol consumption centers as opposed to being close to feedstock supplies, locating near cattle feedlots to reduce energy cost associated with the drying of dried distillers grain with solubles (“DDGS”), replacing high cost natural gas with biomass energy as the energy source for an ethanol plant, backward integration into feedstock supply, and separation of DDGS components to increase by-product value.

Ethanol

Ethanol is ethyl alcohol or 200-proof grain alcohol. Denatured with 5% unleaded gasoline, fuel ethanol is a fuel component utilized to enhance gasoline performance properties and abate gasoline exhaust emissions. Because it is derived primarily from processing corn, an abundant agricultural commodity, ethanol is a renewable source of energy.

Ethanol is primarily used as a blend component in the U.S. gasoline fuel market. Refiners and marketers, including some of the major integrated oil companies and a number of independent refiners and distributors, have blended ethanol with gasoline to increase octane and reduce tailpipe emissions. According to the U.S. Department of Energy, refiners typically blend ethanol at 5.7% to 10.0% of volume in over 30% of the U.S. gasoline fuel supply. Ethanol blends of up to 10% are approved for use under the warranties of all major motor vehicle manufacturers and are often recommended. Major manufacturers of power equipment, motorcycles, snowmobiles and outboard motors also permit the use of ethanol blends in their products. Ethanol is also used as the primary blend component for E85, a fuel blend composed of up to 85% ethanol. Although E85 represents an insubstantial portion of the U.S. gasoline supply, approximately 6 million vehicles on the road in the U.S. today are fitted to use E85 according to the National Ethanol Vehicle Coalition.

The primary uses of ethanol are:

•
To enhance octane . Pure ethanol has an average octane rating of 113, compared to an octane rating of 86 to 91 for gasoline. Adding ethanol to gasoline enables refiners to produce greater quantities of suboctane fuel. Adding ethanol to finished regular grade gasoline produces higher octane midgrade and premium gasoline.

•
As a clean air additive . Because ethanol contains 35% oxygen, approximately twice that of MTBE, ethanol results in more complete combustion of the fuel in the engine cylinder and in reduced tailpipe emissions and volatile organic compound emissions. Ethanol also displaces the use of some gasoline components like benzene, a known carcinogen. Undenatured ethanol is non-toxic, water soluble and quickly biodegradable.

•
To extend fuel supplies . Much of the ethanol blending throughout the U.S. today is done for the purpose of extending the volume of fuel sold at the gas pump. Blending therefore reduces the amount of foreign crude oil and refined oil products consumed.

•
To produce gasoline alternatives . Ethanol is the primary blend component in E85. The number of service stations that sell E85 has grown rapidly. As of March 2007, the U.S. Department of Energy stated that over 1,150 service stations in the U.S. were selling E85. Experience in Brazil suggests that E85 could capture a much greater portion of the U.S. market in the future. Vehicles must be specially equipped to use E85 fuel and, according to the National Ethanol Vehicle Coalition, approximately 6 million U.S. vehicles are so equipped. U.S. automakers receive incentives under federal fuel economy standards for producing vehicles that are equipped to use E85, typically referred to as Flexible Fuel Vehicles (“FFVs”). E85 is generally priced lower per gallon than gasoline because most FFVs experience some reduction in mileage when running on E85.

Demand for Ethanol

We believe the ethanol market will grow as a result of:

•
Competitive economics. Under current market conditions, ethanol represents an economically competitive source of fuel. We believe that ethanol can be produced and sold on a competitive basis to gasoline.   This competitive cost structure should enable ethanol to grow not only as a strategic blend component, but also as an alternative fuel in the form of E85.

•
The replacement of MTBE. MTBE was once the preferred oxygenate ingredient used by the petroleum industry in most reformulated gasoline. In recent years, as a result of health and environmental concerns, more than half of the States have banned or significantly limited the use of MTBE according to the U.S. Energy Information Administration (“EIA”). The EIA also reports that product liability concerns regarding MTBE increased following passage of the Energy Policy Act of 2005, which did not contain limitations on product liability claims relating to MTBE use. According to the EIA, refiners are now expediting the phase-out of MTBE nationwide, creating additional demand for ethanol. As MTBE is replaced, ethanol is positioned to be the most likely substitute for MTBE because of its favorable production economics, high octane rating and clean burning characteristics.

•
A shortage of domestic petroleum refining capacity. The U.S. Energy Information Administration (“EIA”) reports that the number of operable U.S. petroleum refineries has decreased from 319 in 1980 to 149 in 2006. The EIA also reports that although domestic refining capacity decreased approximately 5% from 1980 to 2005, domestic demand increased 21% over the same period. The EIA expects growth in refining capacity to average 1.3% per year until 2025, with demand for refined petroleum products growing at 1.5% per year over the same period. Because ethanol is blended with gasoline after the refining process, it directly increases domestic fuel capacity.

•
Geopolitical concerns. The U.S. is increasingly dependent on foreign oil. According to the EIA, crude oil imports represented 65% of the U.S. crude oil supply in 2005 and are estimated to rise to 71% by 2025. Political unrest and attacks on oil infrastructure in the major oil producing nations have periodically disrupted the flow of oil. Fears of terrorist attacks have added a “risk premium” to world oil prices. At the same time, developing nations such as China and India have increased their demand for oil. World oil prices topped $70 a barrel at times during 2005 and have averaged above $50 a barrel during 2006. As a domestic, renewable source of energy, ethanol reduces the U.S.’s dependence on foreign oil by increasing the availability of domestic fuel supplies. The Renewable Fuels Association calculates that in 2006 alone, the use of ethanol reduced the U.S. trade deficit by $11 billion by eliminating the need to import 170 million barrels of oil.

•
Federally mandated renewable fuel usage—the renewable fuels standard. In August 2005, President Bush signed the Energy Policy Act establishing a nationwide renewable fuels standard that will almost double the use of ethanol, biodiesel and other renewable fuels by 2012. The RFS eliminated the mandated use of oxygenates and mandates levels of annual use of renewable fuels in the U.S. fuel supply. The RFS requires motor fuels sold in the U.S. to contain in the aggregate the following minimum volumes of renewable fuels in future years:

Year	Renewable Fuel Usage billion gallons per year (“BGY”)
2006	4.0
2007	4.7
2008	5.4
2009	6.1
2010	6.8
2011	7.4
2012	7.5

The RFS:

•	provides that beginning in 2013, a minimum of 250 million gallons a year of cellulosic-derived ethanol be included in the RFS;

•
provides refiners flexibility by creating a credit trading program that allows refiners to use renewable fuels where and when it is most efficient and cost-effective for them to do so. The credit trading program will result in lower costs to refiners and thus, consumers. RFS credits have a lifespan of 12 months. Under the credit program, every gallon of cellulosic-derived ethanol is equal to 2.5 gallons of renewable fuel;

•
exempts small refineries (defined as facilities where the average daily crude oil throughput does not exceed 75,000 barrels per day) from the RFS program until January 1, 2011. Small refineries are able to opt in to the program and generate credits as do other refineries;

•
requires annual studies on seasonal variations in renewable fuel use. Requires regulations to ensure that at least 25% of the annual renewable fuel obligations be met in each season should seasonal variations exist;

•	protects consumers with a waiver provision in the event the economy or environment would be severely harmed because of the RFS;

•	eliminates the reformulated gasoline (“RFG”) 2.0 wt.% oxygenate standard under the Clean Air Act, which had promoted the use of MBTE as a blend component;

•	enhances the air quality performance standards established in the RFG program;

•	creates grant and loan guarantee programs for cellulosic-derived ethanol; and

•	creates grant and loan programs for ethanol produced from sugar.

We believe that in general the RFS provides us with a sound basis for determining that U.S. ethanol consumption will increase through 2012. During this period, however, it is likely that substantial amounts of ethanol derived from cellulose, biomass, and other organic materials other than corn will come to market, providing competition for corn-based ethanol production. It also is possible that the actual use of ethanol and other renewable fuels will surpass the mandated requirements, especially in the early years of implementation of the RFS.

Early In 2007, the American Coalition for Ethanol (“ACE”) sponsored a bill in Congress, known as the “Biofuels Security Act of 2007,” to revise the current RFS schedule to achieve 10 BGY of ethanol by 2010 and 60 BGY of ethanol demand in the future when cellulose becomes cost-effective and technically feasible.  This bill may also require that all vehicles sold in the country be capable of using E85 by 2017 and that 50 percent of the service stations affiliated with major oil companies sell E85 by 2017 or sooner if possible.

More recently U.S. Senators Bingaman and Domenici of the Senate Committee on Energy and Natural Resources introduced the BioFuels for Energy and Security Act of 2007 (BEST) (S.987) which builds on the Energy and Policy Act of 2005 to create new renewable fuel standards (RFS) and promote their usage and development. The bill requires an increasing mandate for renewable fuels raising the RFS from 8.5 billion gallons in 2008 to 36 billion gallons in 2022. This bill differs significantly from alternative fuels legislation proposed by the White House recently. The White House proposal was for a 35 billion gallon alternative fuel mandate by 2017 including coal-to-liquids, and other fuels. BEST is limited to renewable bio-fuels made from feed grains and “advanced bio-fuels” not derived from feed grains. The BEST legislation provides a mandate of 18 BGY in 2016 of which only 3 BGY will be derived from advanced bio-fuels, clearly affirming the goal of producing 15 BGY from corn and other feed grain based bio-fuels.

Ethanol Supply

Production in the ethanol industry remains fragmented. According to the Renewable Fuels Association, although domestic ethanol production increased from 1.3 BGY in 1997 to 4.0 BGY in 2005 and 4.9 BGY in 2006, the top 10 producers accounted for approximately 45% of the industry’s total estimated production capacity as of December 2006. More than 100 smaller producers and farmer-owned cooperatives, most with production capacities of 50 million gallons per year (“MMGY”) or less, account for the remaining production capacity.

Since a typical ethanol facility can be constructed in approximately 14-18 months from groundbreaking to operation, the industry is able to forecast capacity additions for up to 18 months in the future. The Renewable Fuels Association currently estimates that at the end of 2006 there were 73 new ethanol facilities under construction and 8 expanding that will add an aggregate of 6.0 billion gallons of production by 2009. The Renewable Fuels Association also has reported that many other projects are in the planning, financing and permitting stages.

Although the ethanol industry continues to explore production technologies employing various feedstocks, such as other grains and various types of biomass, corn-based production technologies remain the most practical and provide the lowest operating risks. Consequently, most U.S. ethanol is produced from corn grown in the Midwest, where corn is abundant. In addition to corn, the production process employs natural gas or, in some cases, coal to power the facility and dry the distillers grains that are produced during processing. Proximity to sufficient low-cost corn and a natural gas supply provides a key competitive advantage for ethanol producers. Nevertheless, over the next several years, it is likely that the production of ethanol from cellulose will increase and it is possible that, because of the size of this untapped biomass resource, its cost as a feedstock for ethanol production will be less than the cost of corn. A joint study by the U.S. Departments of Agriculture and Energy has concluded that the U.S. land resources could produce a sustainable supply of biomass sufficient to displace 30% of the country’s current gasoline consumption.

More than half of total U.S. ethanol production is consumed in the east- and west-coast markets, primarily as a result of the stricter air quality requirements in large parts of those markets. The primary means of transporting ethanol from the Midwest to the coasts is by rail transportation. As a result, adequate access to rail transportation is a key consideration for locating ethanol production facilities. Furthermore, a producer’s ability to form unit trains, consisting entirely of ethanol tank cars from one facility, allows for reduced transportation costs and faster delivery times. The movement of ethanol via pipeline is limited as a result of the tendency of ethanol to absorb water and other impurities found in the pipelines, logistical limitations of existing pipelines and limited volumes of ethanol that need to be transported. Barges and trucks are also used in the transportation of ethanol.

Imports of fuel ethanol from foreign sources, principally Brazil, also affect overall supply and pricing. According to the Renewable Fuels Association, total foreign imports in 2006 amounted to approximately 672 MMGY, or approximately 14% of total current U.S. production. Foreign imports of ethanol are subject to a tariff and an ad valorem tax.   Nevertheless, prices of imported ethanol, including transportation costs, tariff and taxes, are still competitive with domestically produced ethanol. Furthermore, fuel ethanol imported from Jamaica, Trinidad, El Salvador, Costa Rica and 17 other nations is not subject to tariff and therefore reaches the U.S. at delivered prices below the current market.

The Ethanol Production Process

The production of fuel ethanol has historically evolved utilizing grain or sugar-based feedstocks. The process has been considerably refined in recent years. For grain based feedstocks, there are two basic production processes: dry milling and wet milling. The main difference between the two is in the initial treatment of the grain. According to the Renewable Fuels Association, 79% of U.S. ethanol production capacity is generated from dry-mill facilities and only 21% from wet-mill facilities.

Dry Milling

In dry milling, the entire corn kernel or other starchy grain is first ground into flour. The starch in the flour is converted to sugar, which is then converted to ethanol by means of fermentation. The fermentation process generally takes about 40 to 50 hours. The ethanol is concentrated to 190 proof using conventional distillation and then is dehydrated to approximately 200 proof in a molecular sieve system.   The anhydrous ethanol is then blended with about 5% denaturant (such as regular unleaded gasoline) to render it undrinkable and thus not subject to beverage alcohol tax. It is then ready for shipment to gasoline terminals or retailers.

The other products of dry milling are carbon dioxide (which can be used to carbonate soft drinks and manufacture dry ice) and DDGS, which is widely used as livestock feed.

Dry Milling with Next Generation Fractionation Technology

In dry milling with fractionation, the corn kernel is separated into three distinct components in the fractionation process. These components are the bran or fiber, the germ and the endosperm, or starch component. The starch component is then converted to sugar which is then converted to ethanol using the same fermentation process as in dry milling.

Wet Milling

In wet milling, the grain is soaked or “steeped” in water and dilute sulfurous acid for 24 to 48 hours. This steeping facilitates the separation of the grain into its many component parts, starchs, protein, germ and fiber, which are then further processed.

The products of wet milling include corn oil (which is either extracted on-site or sold to crushers who extract the corn oil), corn gluten meal co-product (a popular feed ingredient in poultry broiler operations), and starch products which can be processed in one of three ways: fermented into ethanol, dried and sold as dried or modified corn starch, or processed into corn syrup. The fermentation process for ethanol is very similar to the dry mill process described above.

Ethanol Production Economics

Fundamental Drivers

Corn represents the single largest cost in ethanol production. Each bushel of corn yields approximately 2.8 gallons of denatured fuel ethanol. In the last few years before 2006, farmers have produced record corn crops, resulting in relatively low grain prices. In 2006, however, acres planted in corn and lower yields from drought conditions in parts of the Midwest did not meet the new demands for corn from the rapid increases in ethanol production. This relative shortage of supply caused corn prices to rise rapidly to levels significantly above historical norms. It is expected that acres planted in 2007, assuming a normal weather year, will be sufficient to meet the demands of the ethanol industry and corn prices in 2007 will return to more normal levels, albeit somewhat above historical averages. The National Corn Growers Association has stated there will be sufficient corn production to support 15 BGY of ethanol production, consuming approximately 30% of annual corn production. A volume of 15 BGY is approximately 10% of the projected annual U.S. gasoline consumption.

The second largest cost in ethanol production is the cost of energy for heating and drying during the production process. Most existing facilities use natural gas as their energy source, although some facilities use various biomass sources or coal. In recent years the cost of natural gas has escalated rapidly as a result of increasing petroleum prices and its price has become much more volatile. These conditions are expected to continue into the foreseeable future.

Despite the significance of the cost of corn and energy, the biggest driver of the economics of ethanol production is the price of ethanol. In early 2006 prices for ethanol increased to a 24-year high, with a low spread over spot prices for gasoline. During the year prices fell but are still above historical levels due to the high cost of oil. The U.S. average ethanol price has shown substantial correlation with the price of conventional gasoline over the last decade. In contrast, correlations with variables pertaining to ethanol production including corn and other agricultural commodities have been quite weak according to an article entitled “Corn based Ethanol Costs and Margins” by Sparks Companies, Inc. and Kansas State University. We expect that petroleum prices will have the largest impact in driving ethanol prices in the future. According to the U.S. Energy Information Administration’s Annual Energy Outlook 2006, oil prices are not likely to ease significantly in the coming quarter century.

Dried Distillers Grain with Solubles

Dried distillers grain with solubles (“DDGS”) is an important co-product of dry mill ethanol production. As discussed above, the dry mill ethanol production process uses only the starch portion of the corn, which is about 70% of the kernel. All the remaining nutrients - protein, fat, minerals, and vitamins - are concentrated into distillers grain, a valuable feed for livestock. The liquid that is separated from the mash during the distilling process, containing the “solubles,” is partially dehydrated into syrup, and then added back onto the distillers grain before drying to create DDGS.   DDGS is the form used by the cattle feed industry. A bushel of corn weighs 56 pounds and will produce approximately 2.8 gallons of ethanol and 17 pounds of distillers grain.

DDGS is an important feedstock ration supplement for dairy cattle and beef cattle, and is suitable in small quantities as a protein supplement for swine and poultry. In 2006, over 85% of DDGS was fed to dairy cattle and beef cattle. Rations for ruminant feed (beef and dairy cattle) allow up to 40% of the mixture to be distillers grain. The feed is an economical partial replacement for corn, soybean meal, and dicalcium phosphate in livestock and poultry feeds.

Revenue from the sale of DDGS is an important element of the economics of ethanol production. Prices of DDGS tend to be correlated with the price of corn, but the price of DDGS can vary widely by geographic area and as a result of quality variations.

Our Business Strategy

We believe that current market conditions and ongoing legal and regulatory developments create a significant growth opportunity for the ethanol industry. Our business objective is to capitalize on this opportunity and to succeed in the ethanol industry by becoming one of the industry’s lowest cost producers. In the U.S., the ethanol industry is a highly competitive and evolving industry. We expect that, over time, industry rationalization will permit only those companies that create operating models enabling low-cost production to survive. Traditionally, the most important factor in accomplishing low-cost production has been the establishment of significant economies of scale, supplemented by programs to reduce up-front capital costs and other strategic initiatives to reduce ongoing operational costs. Our management team is experienced in implementing these kinds of cost advantages, but it has also identified the following strategies to accomplish our goals:

•	commercialize corn fractionation technology to take advantage of the economic benefits of fractionation in the ethanol production process;

•	acquire superior sites for the development of greenfield, state of the art ethanol production facilities;

•	acquire ethanol plants during construction to take advantage of existing regulatory approvals and reduce the timeline compared to developing greenfield plants;

•	align ourselves with existing producers to help them improve their efficiency using our technical expertise; and

•	utilize our management’s experience in the coal-fired electric utility sector for brownfield development of low-cost ethanol plants.

During 2006, we focused our efforts primarily on opportunities to develop two potential greenfield sites and one potential brownfield site. We discuss these three development activities above in “Management’s Plan of Operations”. We have had discussions with owners and developers of ethanol plants in operation and under development, but none of these discussions have resulted in business opportunities for us. We expect that in the near term our efforts will continue to be focused primarily on the existing new development opportunities that we have identified. Our ability to develop these projects and bring them to an operational stage, as well as to pursue and exploit other potential opportunities, is subject to substantial risk and uncertainty, including risks related to our ability to obtain necessary debt and equity financing on reasonable terms or at all, our ability to obtain required permits and other approvals, our ability to reach definitive agreements with our partners in the construction and operation of new plants, and our ability to operate new plants on a commercially successful basis. These and other risks that could adversely affect our ability to implement our business strategy successfully are discussed above under the heading “Risk Factors.”

Key elements of our business strategy include the following:

Fractionation Technology

As we develop or acquire ethanol capacity, we intend to focus on the use of corn fractionation technology, which we believe will enable us to operate plants on a low-cost basis. In virtually all of the existing dry mill corn ethanol plants, the corn is broken down using a hammer mill process. After the corn kernel has been crushed, all of the material from the kernel is then fed into the ethanol process. Approximately 17% of the kernel, consisting of the bran and the germ, has no benefit in the production of ethanol and actually increases the amount of energy used in the process. Fractionation is a process that separates the germ and the bran in a corn kernel from the endosperm. The endosperm contains the starch that is used to make ethanol. Fractionation leads to increased ethanol productivity and decreased ethanol production costs through increased plant output, decreased water use, decreased energy consumption, creation of a higher protein, higher value DDG, and the generation of additional corn by-products that can be further processed or consumed in a biomass boiler as a substitute for natural gas.

Development of New Greenfield Plants

We are actively pursuing the identification of sites for the construction of greenfield ethanol plants and have developed strict criteria for the selection of greenfield sites, which include:

•	Plentiful corn supply;

•	lack of nearby competitive ethanol facilities;

•	adequate low cost water supplies;

•	convenient access to natural gas and electricity;

•	access to competing rail carriers or other transportation advantages;

•	adequate size of the site to accommodate efficient plant layout; and

•	room on the site for rail loops that can accommodate unit trains.

We have entered into an agreement with a joint venture partner to pursue the development a greenfield plant in southern Illinois. This is discussed above in “Management’s Plan of Operations”.

Acquisition of Projects in Development

We believe that there are over 100 ethanol production projects currently planned in the United States. We also believe that many of these projects are being developed by inexperienced developers without adequate knowledge of the market and cost structures or the capability to bring a plant to successful fruition, which may lead to these projects being offered for sale before their completion. Because of our management’s expertise in the construction of ethanol and other energy projects, we believe we would be uniquely suited to acquire these kinds of projects and successfully complete them. Since a typical ethanol plant can take from 14 to 18 months to complete, depending upon permitting delays or construction contingencies, we believe we would be able to enter the ethanol market sooner if were able to locate and acquire plants that were already substantially underway.

Acquisition of Expandable Existing Plants

Until recent years dry mill ethanol plants were constructed with capacities of 50 MMGY or less. As plants are currently being built with capacities of 100 MMGY or more and as new production technologies are evolving, we believe that these smaller plants will come under increasing competitive pressure. We believe that these plants will ultimately have to expand or adopt new technology in order to remain cost competitive. We think that fractionation technology will be an ideal solution to improve the cost structure of these mills. We intend to actively seek out opportunities with these producers to partner on the installation of fractionation technology as well as capacity expansions. We anticipate accomplishing this strategy through a flexible approach that could range from sales of fractionation technology to joint ventures to outright acquisitions.

Brownfield Utility Co-Location

Brownfield development refers to the co-location of a new ethanol plant adjacent to an existing utility plant. In general, ethanol plants require large amounts of energy to evaporate the water used in processing ethanol and to dry DDGS. The majority of plants producing ethanol today in the U.S. are fueled by natural gas which has increased dramatically in cost. In addition, the price of natural gas has become more volatile in response to volatility in petroleum prices. We intend to focus on co-location near existing coal-fired electric utility plants, as coal is currently a lower cost fuel than natural gas or oil and is not subject to the same price volatility. Most large coal-fired electrical utilities generate excess or waste steam that can be used to power an ethanol plant. We anticipate that the cost to purchase this excess steam will be significantly less than the cost of natural gas.

In addition to achieving significant reductions in energy cost, we also believe that co-locating our new ethanol plants near existing coal-fired electric utility plants will produce the following benefits and advantages:

•	established railroad infrastructure for shipping ethanol and distillers grain and receiving feedstock ;

•	water availability for use in processing;

•	reduced cost for electrical supply;

•	existing industrial zoning, thereby reducing start-up costs and delay; and

•	expedited or minimal permitting risk based on existing utility permits and relatively low emissions from the ethanol plant as a result of purchasing waste steam.

We are currently pursuing one opportunity to develop a brownfield location in Kansas, as discussed above in “Management’s Plan of Operations”.

Marketing and Sales

Initially, we plan to utilize the services of nationally recognized third-party traders for the sales of both ethanol and DDG. After an extensive period of investigation of various marketing firms, we have entered into an arrangement with Eco-Energy, Inc. whereby Eco-Energy will market all of our ethanol. These arrangements will not go into effect until we begin producing ethanol. Ethanol trading is the largest part of Eco-Energy’s commodity trading business and they maintain excellent relationships with ethanol producers and major ethanol end users. Eco-Energy is known as one of the leading marketing companies in the ethanol industry. Ethanol is a true commodity, however, and as a result is subject to commodity supply and demand cycles as well as cycles in the gasoline or petroleum industries. Individual companies cannot directly impact the price they will receive for ethanol, but opportunities do exist to manage net prices through targeted marketing, long-term contracts or taking advantage of freight efficiencies.

The DDG produced by fractionation technology is anticipated to be superior to the DDGS produced in conventional ethanol plants. The fractionated DDG is higher in protein and lower in fiber and fat compared to conventional DDGS and has excellent physical handling characteristics. We are currently developing our marketing plans for this DDG and other fractionated corn by-products and expect these programs to result in higher sales prices. Prior to commencing production, we intend to enter into arrangements with nationally recognized traders in order to sell our DDG and other corn by-products, but no such arrangements exist today. The market for DDGS is a commodity market that primarily serves the cattle and dairy industries as a substitute for corn. As a result the price received for DDGS animal feed is generally correlated to corn prices, but there can be wide variations in price due to quality differences and distance from end markets. We believe that our DDG will be able to serve the swine and poultry markets as well as the cattle and dairy markets, which should give it additional price stability.

Over time, we expect to hire executives and staff that are experienced in commodity sales to enhance our ability to optimize the marketing and sales of our ethanol and DDG.

Raw Material Supply, Pricing and Hedging

Corn Procurement

As the ethanol industry continues its rapid growth there is increasing competition for corn feedstocks. The ability to obtain adequate supplies of corn is dependent upon many factors, including the number and capacity of local suppliers, storage and transportation infrastructure, the presence of nearby competitors for the purchase of corn, agricultural yields, weather and global demand patterns. A critical criteria for developing or acquiring an ethanol plant is determining that local factors will have minimum risk. Most experts estimate that adequate corn will be produced in the U.S. to support 15 BGY of ethanol production, an amount that is roughly three times 2006 production levels. Corn prices have increased dramatically at the end of 2006 as a result of ethanol demand coupled with lower than expected production of corn. Substantially increased plantings anticipated in the spring of 2007 are expected to mitigate the current high prices, although the United States Department of Agriculture estimates that the long-term trended price for corn will be $3.40 per bushel as compared to the past 50 year average of approximately $2.50 per bushel. Although corn is likely to continue to fluctuate widely depending upon normal agricultural cycles, we believe that we will be able to acquire all the corn we need at prices that will enable us to be profitable and competitive in the ethanol business.

We have currently entered into corn origination arrangements with Consolidated Grain and Barge Company (“CGB”) whereby they will procure corn for the sites we are working to construct in southern Missouri and southern Illinois. CGB is one of the largest purchasers of corn in the US and they have excellent collection and storage facilities near our sites. These agreements are not effective until our Company begins to produce ethanol. We are currently in discussions with FC Stone, Inc., a nationally known grain trading company, to perform corn origination for the site under development in eastern Kansas, but no agreements are currently in place.

Natural gas procurement

Although we intend to generate most of our power requirements through the use of biomass boilers that utilize corn by-products or the purchase of waste steam from coal fired utilities, all of our facilities will also have the capacity to consume natural gas. To the extent our plants consume natural gas, we may also be subject to market risk with respect to relatively high natural gas prices and volatile market conditions. Natural gas prices and availability are affected by weather conditions, supply infrastructure, petroleum price cycles and overall economic conditions. Accordingly, we may hedge a portion of our exposure to natural gas price risk from time to time by using fixed price or indexed exchange-traded futures contracts.

Hedging strategy

As discussed above, we are in a commodity fuel business for which our two largest categories of production cost-corn and natural gas (or other fuel sources)-are also purchased commodities. In addition to the commodity price risks of each element of price, the ethanol industry has an added complexity and risk. This risk arises because there is not a strong correlation between the price movements of the ethanol finished product and the price movements of it production inputs. Although there are large and liquid markets for the purchase of various derivatives or other financial instruments for the hedging of corn and natural gas, a futures market for ethanol has not yet developed. As a result it is not possible to enter into totally predictable hedging strategies to stabilize earnings or protect product margins. To help us manage these complex commodity risks we have engaged FC Stone Group, Inc. as a risk management advisor.

We may seek to mitigate our exposure to commodity price fluctuations by purchasing forward a portion of our corn requirements on a fixed price basis and by purchasing corn contracts. We may also:

•	purchase corn through spot cash, fixed-price forward and delayed pricing contracts; and

•	utilize hedging positions in the corn futures market with options, caps, puts and calls, and collars to manage the risk of excessive corn price fluctuations for a portion of our corn requirements.

To the extent that we become a major consumer of natural gas, we plan to use all available hedging techniques to mitigate price increases and volatility.

Although there is currently no effective way to directly hedge ethanol prices, ethanol is highly correlated with the price movements of regular gasoline, which does have a deep and liquid futures market. It is possible that we may establish from time to time an unleaded gasoline hedge position using exchange-traded futures to reduce our exposure to unleaded gasoline price risk that may be translated into ethanol volatility.

Competition

The ethanol market is highly competitive. According to the Renewable Fuels Association, world ethanol production rose to 13.5 billion gallons in 2006. Non-U.S. ethanol accounted for 61% of world production. The U.S. and Brazil are the world’s largest producers of ethanol. As of December 2006, industry capacity in the U.S. approximated 5.5 BGY, with an additional 6.1 BGY of capacity under new construction or expansion of existing facilities. The ethanol industry in the U.S. consists of more than 110 production facilities and is primarily corn based, while the Brazilian ethanol production is primarily sugar cane based.

  According the Renewable Fuels Association, the top 10 U.S. producers currently account for 45% of the ethanol production capacity in the U.S. as follows:

Current capacity (as of December 31, 2006)	MMGY	Number of plants	Share of the market
Archer Daniels Midland	1,070	7	19.47%
US BioEnergy	250	6	4.55
Verasun Energy Corp	230	2	4.18
Hawkeye Renewables, LLC	220	2	4.00
Aventine Renewable Energy, LLC	207	2	3.77
Cargill, Inc.	120	2	2.18
Abengoa Bioenergy Corp.	110	2	2.02
New Energy Corp	102	1	1.86
Global Ethanol/Midwest Grain Processors*	95	1	1.73
MGP Ingredients, Inc.	78	1	1.42

*	Farmer-owned

The industry is otherwise highly fragmented, with many small, independent firms and farmer-owned cooperatives constituting the rest of the market. If we follow our current business plan, we will compete with our competitors primarily on a national basis.

We believe that our ability to compete successfully in the ethanol production industry depends on many factors, but we are principally relying on our strategy to be among the lowest-cost producers.

With respect to DDG, we are likely to compete with other ethanol producers, as well as a number of large and smaller suppliers of competing animal feed. We believe that we will be able to successfully compete based on our product's unique protein content, handling characteristics, proximity to purchasers and quality.

Legislation

Energy Policy Act.

As discussed above, the Energy Policy Act established minimum annual volumes of renewable fuel to be used by petroleum refiners in the fuel supply and did not provide liability protection to refiners who use MTBE as a fuel additive. The Energy Policy Act also removed the oxygenate requirements that were put in place by the Clean Air Act. By including anti-backsliding provisions the Energy Policy Act requires refiners to maintain emissions quality standards in the fuels that they produce, thus providing a source for continued need for ethanol.

There is, however, the potential that some or all of the Renewal Fuels Standards may be waived. Under the Energy Policy Act, the U.S. Department of Energy, in consultation with the Secretary of Agriculture and the Secretary of Energy, may waive the renewable fuels mandate with respect to one or more states if the Administrator of the U.S. Environmental Protection Agency (“EPA”) determines that implementing the requirements would severely harm the economy or the environment of a state, a region or the U.S., or that there is inadequate supply to meet the requirement.

The Federal blenders’ credit.

First implemented in 1979, the federal excise tax incentive program allows gasoline distributors who blend ethanol with gasoline to receive a federal excise tax rate reduction of $0.51 per gallon of ethanol. The incentive program is scheduled to expire in 2010 (unless extended).

The Federal Clean Air Act.

Environmental regulations partially drive the use of ethanol as an oxygenate. The federal Clean Air Act requires the use of oxygenated gasoline during winter months in areas with unhealthy levels of carbon monoxide.

State Legislation.

In recent years, due to environmental concerns, 25 states have banned, or significantly limited, the use of MTBE, including California, Connecticut and New York. Ethanol has served as a replacement for much of the discontinued MTBE volumes. We expect that ethanol will continue to replace future MTBE volumes that are removed from the fuel supply.

Federal tariff on imported ethanol.

In 1980, Congress imposed a tariff on foreign produced ethanol, made from cheaper sugar cane, to encourage the development of a domestic, corn-derived ethanol supply. This tariff was designed to prevent the federal tax incentive from benefiting non-U.S. producers of ethanol. The tariff is $0.54 per gallon and is scheduled to expire in 2007 (unless extended).

Ethanol imports from 24 countries in Central America and the Caribbean Islands are exempted from the tariff under the Caribbean Basin Initiative, which provides that specified nations may export an aggregate of 7.0% of U.S. ethanol production per year into the U.S., with additional exemptions from ethanol produced from feedstock in the Caribbean region over the 7.0% limit. As a result of new plants under development, we believe that imports from the Caribbean region will continue, subject to the limited nature of the exemption.

The North American Free Trade Agreement (“NAFTA”) also allows Canada and Mexico to export ethanol to the United States duty-free or at a reduced rate. Canada is exempt from duty under the current NAFTA guidelines, while Mexico’s duty rate is $0.10 per gallon.

In addition, there is a flat 2.5% ad valorem tariff on all imported ethanol.

Federal farm legislation.

The federal blenders’ credits and tariffs, as well as other federal and state programs benefiting ethanol, generally are subject to U.S. government obligations under international trade agreements, including those under the World Trade Organization Agreement on Subsidies and Countervailing Measures. Consequently, these credits and tariffs are the subject of challenges thereunder, in whole or in part.

Environmental Matters

Because we plan to operate ethanol production facilities, we will be subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of   materials into the air, water and ground; the generation, storage, handling, use, transportation and disposal of hazardous materials; and the health and safety of our employees. These laws, regulations and permits also can require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damage, criminal sanctions, permit revocations and/or facility shutdowns. In August 2006, we entered into an agreement with Natural Resource Group, Inc., of Minneapolis, Minnesota. Natural Resource Group, Inc., is an environmental consulting firm, to assist us in the permitting process.

There is a risk of liability for the investigation and cleanup of environmental contamination at each of the properties that we may own or operate and at off-site locations where we may arrange for the disposal of hazardous substances. If these substances have been or are disposed of or released at sites that undergo investigation and/or remediation by regulatory agencies, we may become responsible under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) or other environmental laws for all or part of the costs of investigation and/or remediation and for damage to natural resources. In that case we may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from these properties. Some of these matters may require us to expend significant amounts for investigation and/or cleanup or other costs.

In addition, if we become the owner or operator of any ethanol production facilities, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require our Company to make additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls to comply with future environmental laws and regulations (and related interpretations); more vigorous enforcement policies and discovery of currently unknown conditions may also require substantial capital and other expenditures. Air emissions from ethanol production are subject to the federal Clean Air Act, the federal Clean Air Act Amendments of 1990 and similar state and local laws and associated regulations. The EPA has promulgated National Emissions Standards for Hazardous Air Pollutants, or NESHAP, under the federal Clean Air Act that could apply to facilities that we may come to own or operate if the emissions of hazardous air pollutants exceed certain thresholds. If a facility operated by our Company is authorized to emit hazardous air pollutants above the threshold level, then it would be required to comply with the NESHAP related to its production process and would be required to come into compliance with another NESHAP applicable to boilers and process heaters by September 13, 2007. New or expanded facilities would be required to comply with both standards upon startup if they exceed the hazardous air pollutant threshold. In addition to costs for achieving and maintaining compliance with these laws, more stringent standards may also limit the operating flexibility that we expect to achieve. Because other domestic ethanol manufacturers will have similar restrictions, however, we believe that compliance with more stringent air emission control or other environmental laws and regulations is not likely to materially affect our competitive position.

The hazards and risks associated with producing and transporting ethanol and, such as fires, natural disasters, explosions, abnormal pressures, blowouts and pipeline ruptures also may result in personal injury claims or damage to property and third parties. As protection against operating hazards, we plan to secure and maintain insurance coverage against some, but not all, potential losses. The coverage we plan to obtain will include physical damage to assets,   employer’s liability, comprehensive general liability, automobile liability and workers’ compensation. Even if our insurance is adequate and customary for our industry, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Our ability to secure coverage is dependent on the availability of insurance. If we are unable to procure adequate insurance, we may not be able to obtain financing or otherwise execute our business plan.

Property

Our principal executive offices are located at 14500 Parallel Road, Suite A, Basehor, Kansas 66007, and our phone number is (913) 724-4106. We currently lease this space at a base annual rate of $11,100, or $925 per month. The lease expires on July 17, 2007, but there is a renewal option which we intend to exercise. The offices are suitable to accommodate our current space requirements.

We have also agreed to lease an additional executive office located at Suite #18, N. Adger’s Wharf Charleston, South Carolina 29401 which commenced on November 1, 2006. In the initial year of the lease, the annual rent is $18,590, or $1,549 per month. The lease terminates on October 31, 2011. For additional information regarding our ongoing obligations pursuant to this lease please Note 12 to our Consolidated Financial Statements.

Employees

As of March 31, 2007, we had approximately 11 full time employees and two part time employees who are responsible for companywide management, marketing, project management, logistics and administration. All of these employees are located in the U.S. None of our employees is covered by a collective bargaining agreement. We have had no labor-related work stoppages, none of our employees are represented by a labor union and we believe that we have positive relations with our employees.

Legal Proceedings

From time to time we may be named in claims arising in the ordinary course of business. Currently, no legal proceedings or claims are pending against or involve us that, in the opinion of management, could reasonably be expected to have a material adverse effect on our business and financial condition.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Set forth below is certain information regarding our directors, executive officers and key personnel.

Name	Age	Position
Albert W. Knapp, III	55	President and Chief Executive Officer Director

Randall L. Rahm	56	Co-Chief Operating Officer Director

Bryan J. Sherbacow	38	Co-Chief Operating Officer Director

Robert C. Walther	72	Executive Chairman Director

Johnny F. Norris Jr.	58	Director

Thomas G. Kraemer	56	Director

Alan H. Belcher	57	Executive Vice-President of Technology

David J. McKittrick	61	Executive Vice-President and Chief Financial Officer

Our directors and officers hold office until the earlier of their death, resignation, or removal or until their successors have been qualified. Albert W. Knapp, III, Randall L. Rahm, Bryan J. Sherbacow, Robert C. Walther and Johnny F. Norris, Jr. became executive officers and directors, as listed below, following the Merger. Thomas G. Kraemer was appointed by the Company’s Board to serve as a director on September 14, 2006. David J. McKittrick was hired on October 9, 2006 as Executive Vice President and Chief Financial Officer, and Alan H. Belcher joined the Company as of  October 6, 2006 as Executive Vice-President of Technology.

Albert W. Knapp, III, President, Chief Executive Officer and Director

Mr. Knapp has served as our President, Chief Executive Officer and a director since 2006. Mr. Knapp has 30 years of management service in a progression of positions with expertise involving corporate management, business development, project execution, operations, estimating, design, and construction management. Before joining our Company, Mr. Knapp was the Senior Vice President of Business Development at TIC - The Industrial Company (“TIC”). Mr. Knapp was responsible for TIC’s efforts within the ethanol industry. As Senior Vice President for TIC, Mr. Knapp spent the last 13 years proposing, negotiating, and overseeing execution of Engineer Procure & Construct (“EPC”) projects. From 1987 to 1993, Mr. Knapp served as Vice President/General   Manager of TIC Southeast, Inc., and has also served as Central Region and Western Region Vice President. In these positions, Mr. Knapp was responsible for marketing, as well as estimating and executing projects that generated up to 40% of TIC’s revenue.  Mr. Knapp was responsible for developing strategic alliances and joint ventures for the pursuit and execution of EPC power and energy projects. His responsibilities have included selecting engineering services, evaluating equipment vendors, developing contractual teaming/joint venture relationships, maintaining client contact, negotiating contract terms and conditions, contract administration, partnering, estimating, scheduling, procurement management and project oversight at the executive level. Mr. Knapp was instrumental in establishing TIC’s diversified marketing strategy that included ethanol. He selected Delta T Corporation as TIC’s Strategic Partner and established the Strategic Alliance setting forth the groundwork for the two companies to share in an explosive growth market. Mr. Knapp also serves as a director of the American Gelbvieh Association, a non-profit organization.

Randall L. Rahm, Co-Chief Operating Officer and Director

Mr. Rahm has served as our Co-Chief Operating Officer and a director since September 2006. Before joining our Company, Mr. Rahm was the Director, Fuel Services for Westar Energy, Inc from 1999 to 2006. He was responsible for coal procurement and transportation for over 13.5 million tons annually. From 1990 to 1999, Mr. Rahm was a Special Projects Manager for Amax Coal West, Inc. in Gillette, WY. From 1991 to 1993, Mr. Rahm managed the world’s largest commercial sub-bituminous coal dryer located at the Amax Belle Ayr Mine. Under Mr. Rahm’s management, extensive research was conducted on the Coal Dryer project in the areas of reducing the dried PRB coal’s reactive characteristics, dust suppression, explosion characteristics, spontaneous combustion, and coal dust fire-fighting procedures. Mr. Rahm was also employed with McNally Pittsburg, Inc. for 14 years as a senior project manager, where he has built coal dryers and prepared and handled systems throughout the United States and Canada. Mr. Rahm has over 30 years experience in the coal industry and is a past chairman of the ASME’s Fuels and Combustion Technology (FACT) Division. Mr. Rahm is the founder, executive director and former chairman of the PRB Coal Users’ Group, a non-profit entity. The PRB Coal Users’ Group has over 1000 members of which 635 are from 76 operating companies. In 2006, the Secretary of Energy, Samuel W. Bodman, appointed Mr. Rahm to the National Coal Council.

Bryan J. Sherbacow, Co-Chief Operating Officer and Director

Mr. Sherbacow has served as our Co-Chief Operating Officer and a director since September 2006. From 1993 to 2006, Mr. Sherbacow was an asset manager, investing in both public and private companies. He was personally responsible for over $2.5 billion in transactions comprised primarily of publicly traded equity, convertible preferred and high yield bond securities. In 1995, Mr. Sherbacow established The Armistead Group, Inc. (“TAG”) in New York to provide analytical and trading services as well as manage its hedge fund business. In 2005, Mr. Sherbacow established a private equity group within TAG to invest in coal and alternative energy companies. Mr. Sherbacow also serves on the board of directors for the Charleston Concert Association.

Robert C. Walther, Executive Chairman and Director

Mr. Walther has served as the our as Executive Chairman and a director since September 2006.   Mr. Walther founded Industrial Power Technology (“IPT”) in 1983 and is currently its President. As a professional engineer and certified plant engineer, he is responsible for the strategic planning, design, and construction of power generation and control systems. Over the last 35 years, Mr. Walther has been a team leader in developing and constructing numerous utility and private sector power generating stations and transmission systems. This, along with the understanding of fuel and its availability, has lead to programs of effective fuel utilization and energy optimization, as well as cost-effective programs of long-term fuel acquisition. Mr.   Walther has personally led IPT’s international expansion into the U.K., Philippines, and the People’s Republic of China, where IPT’s development team has developed several power projects. Mr. Walther also has extensive experience in engineering and construction management for roads, utilities, and all associated systems. He is also responsible for the planning and management of the development and construction of environmental systems, including zero discharge of liquid waste streams, and air quality clean-up systems. Mr. Walther is President and CEO of IPT Ethanol, Inc, one of our wholly-owned subsidiaries.

Thomas G. Kraemer, Director

Mr. Kraemer has served as a director since September 2006. He has over 25 years experience in the railroad industry, in positions as diverse as marketing and investment management. From 1999 to May 2006, Mr. Kraemer has led BNSF’s Coal Business Unit. From 1996 to 1999, Mr. Kraemer was Vice President of Coal and Grain Operations for BNSF. In 1991, he was promoted to Assistant Vice President-Coal Logistics and was promoted again in 1993 to Vice President of the Iron and Steel Business Unit. From 1988 through 1991 he was responsible for BNSF’s freight equipment and locomotive investments. In 1984, he obtained a position in corporate strategic planning and the Director of Interline Marketing. Over the past 15 years Mr. Kraemer has been actively involved with a variety of energy related organizations, including the Center for Energy and Economic Development, American Coal Council, National Mining Association, and Association of American Railroads. Mr. Kraemer was appointed Chairman of the United States Department of Energy’s National Coal Council for 2004 - 2005.

Johnny F. Norris, Jr., Director

Mr. Norris has served as a director since September 2006. In 2003, Mr. Norris became self employed as a private consultant to companies in energy related industries, including Fuel Tech, Inc.. Mr. Norris is currently a director of Fuel Tech, N.V. where he also serves as President and Chief Executive Officer. In 1999, Mr. Norris joined the American Bureau of Shipping Group as President and Chief Operating Officer, and, in the same year joined American Electric Power as Senior Vice President, Operations and Technical Services. Mr. Norris joined Duke Power Company in 1982 as an Assistant Engineer, progressing through various positions up to Senior Vice President of Duke Energy Corporation and Chairman and Chief Executive Officer of Duke Energy Global Asset Development before departure in 1999.

Alan H. Belcher, Executive Vice-President of Technology

Mr. Belcher has served as Executive Vice President of Technology since October 2006. From 2001 to 2006, Mr. Belcher worked for Delta-T Corporation, a worldwide provider of ethanol plant technology and design, where he served for more than five years as Vice President of Project Development for ethanol projects in North America and China. Mr. Belcher's efforts led to twelve major EPC projects in North America and one in China. During his tenure at Delta-T, Mr. Belcher was responsible for new technology commercialization, including energy reduction innovation, co-product value enhancement and bio-diesel. Mr. Belcher also served as Project Director, overseeing the design and design-build of grain-based fuel ethanol plants in the USA, Canada, China and Australia. A Chemical Engineer by training, Mr. Belcher brings over three decades of notably broad experience in engineering management, manufacturing, operations management, domestic and international project management as well as project and engineering alliance development. Mr. Belcher has held senior positions with responsibility for food processing production and distribution, sugar, cellulose and ethanol technology, enzyme catalysis, biotech and pharmaceutical projects. In early 2000, Mr. Belcher was the Vice President of Engineering for Iogen, a world- leading biotechnology firm specializing in cellulose based ethanol, where he was responsible for the initial scale-up of Canada's first biomass-to-ethanol process to commercial scale. From 1989-2000, Mr. Belcher served in various project management and engineering roles at Flour Corporation, a global provider of design, engineering, procurement and construction services. Mr. Belcher began his career at CPC International, Inc., Corn Products Division, in 1973. During his fifteen-year tenure, Belcher's management positions included Process Engineering, Project Development and Manufacturing.

David J. McKittrick, Executive Vice-President and Chief Financial Officer

Mr. McKittrick has served as our Executive Vice President and Chief Financial Officer since October 9, 2006. Before joining Ethanex, Mr. McKittrick was the principal of David J. McKittrick, LLC, a financial and management consulting business founded in 2003. The company focused on troubled industrial companies, and he engaged in recapitalizing companies in default, restructuring dysfunctional finance departments, lender relations, systems redesign, and due diligence investigations. From 1998 to 2001, Mr. McKittrick served as President and Chief Operating Officer for OnStream, Inc., a developer of digital computer backup devices. From 1995 to 1998 Mr. McKittrick served as Senior Vice President and Chief Financial Officer of Gateway 2000, Inc., a global manufacturer and direct marketer of personal computers. As a member of the senior management team, Mr. McKittrick was responsible for all corporate finance, accounting and management information systems, as well as being involved in strategic planning, acquisitions, and membership in all operating committees. From 1992 to 1994, Mr. McKittrick served as Vice Chairman and Chief Operating Officer of Collins & Aikman Group, Inc., a broad-based specialty manufacturing company with sales of $1.4 billion. Mr. McKittrick’s position was created to provide intensified management of the company’ s decentralized operations in a highly-leveraged and troubled environment. From 1972 to 1992, Mr. McKittrick was with James River Corporation, a Fortune 100 paper and consumer products company, which was ultimately acquired by Georgia Pacific Corporation. During Mr. McKittrick’s tenure as chief financial officer, annual revenues for the company increased from $14 million to approximately $8.5 billion. As a key member of senior management, he was one of a few people who guided the strategic direction and growth of the company.   Mr. McKittrick began his career with Coopers & Lybrand on their audit staff and during that time he became a certified public accountant.   Mr. McKittrick also serves as a member of the board of directors of Wellman, Inc., a NYSE chemical producer, and on the board of trustees of Hampden-Sydney College.

There are no family relationships among our executive officers.

Board Committees

Two of our directors, Messrs. Kraemer and Norris, qualify as independent directors in accordance with the published listing requirements of the Nasdaq Global Market and the other national securities exchanges. In addition, our board of directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities as they may relate to us and our management.

The Board intends to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by Sarbanes-Oxley and the listing requirements of the national securities exchanges. Therefore, we intend that a majority of our directors will eventually be “independent directors,” as defined by the listing requirements of a national exchange, and at least one director will qualify as an “audit committee financial expert,” as defined by SEC regulation. Additionally, the Board plans to form an audit committee and a nominating committee, and to adopt charters for these committees. Until such time, the entire Board will continue to perform the duties of the audit committee and nominating committee, which means that directors who are executive officers of the Company will be involved in these matters. We do not currently have an “audit committee financial expert” because we do not have an audit committee.

On February 22, 2007, our board of directors established a compensation committee. The compensation committee reviews and monitors our employment agreements and our director compensation packages. Our compensation committee will also consult with management prior to hiring any additional executive officers or modifying any current employment agreements. Our compensation committee is also responsible for establishing the performance milestones in our executive officers’ employment agreements and determining if the Company or such officers has met their respective milestones. All executive compensation will be approved by our compensation committee before it is granted. The current members of our compensation committee are Johnny Norris, Jr. and Thomas Kraemer.. Thomas Kraemer serves as Chairman of the compensation committee.

Code of Ethics

In view of our small size, early development stage and limited financial and human resources, we have not yet adopted a written code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We intend to adopt a written code of ethics in the near future, as our growth and development warrants.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information regarding the beneficial ownership of our common stock, par value $0.001 per share as of March 31, 2007 by (1) each person who, to our knowledge, beneficially owns more than 5% of the outstanding shares of the common stock; (2) each of our directors; (3) each of our named executive officers; and (4) all of our executive officers and directors as a group. Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is 14500 Parallel Road, Suite A, Basehor, KS 66007.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage of Common Stock Outstanding
Albert W. Knapp (2)	6,000,000	9.34%
Randall L. Rahm (2)	6,000,000	9.34%
Bryan J. Sherbacow (2)	6,000,000	9.34%
Robert C. Walther (2)	6,000,000	9.34%
Thomas G. Kraemer	—	—
Johnny F. Norris, Jr.	—	—
Amanda Lamothe	—	—
Luke Willis	—	—
Wellington Management Company, LLP (3) 75 State Street Boston, MA 02109	14,000,000	21.79%
Wellington Trust Company, NA 75 State Street Boston, MA 02109	4,373,400	6.81%
Directors and Executive Officers as a Group	25,093,000	39.06%

(1)
Beneficial ownership is calculated based on 64,236,889 shares of common stock issued and outstanding as of March 31, 2007. Beneficial ownership is determined in accordance with Rule 13d-3 of the SEC. The number of shares beneficially owned by a person includes shares of common stock underlying options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2007. The shares issuable pursuant to the exercise of those options or warrants are deemed outstanding for computing the percentage ownership of the person holding those options and warrants but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite that person’s name, subject to community property laws, where applicable, unless otherwise noted in the applicable footnote.

(2)	Shares acquired in the Merger as a holder of Class A shares of Ethanex N.A.

(3)
Wellington Management Company, LLP, in its capacity as investment advisor, may be deemed to beneficially own 14,000,000 shares of our common stock according to a Schedule 13G filed with the SEC on January 10, 2007.

(4)
Wellington Trust Company, NA, in its capacity as investment advisor, may be deemed to beneficially own 4,373,400 shares of our common stock according to a Schedule 13G filed with the SEC on February 14, 2007.

EXECUTIVE COMPENSATION

None of our officers or directors accrued or received any compensation for their services during fiscal year 2005. Our current executive officers, who were executive officers of Ethanex N.A., did not receive a salary during fiscal year 2005, as Ethanex N.A. was incorporated on May 31, 2006. Also, no options or freestanding SARs were granted to its executive officers during the fiscal year ended December 31, 2005, or any previous fiscal year.

Executive Compensation

The following table presents a summary of the compensation paid to our principal executive officer, the two most highly compensated executive officers other than our principal executive officer, and up to two other additional individuals for whom disclosure would have been provided pursuant to this Item but for the fact that the individual was not serving as an executive officer of the Company at December 31, 2006.

Summary Compensation Table

Name and Principal Position	Year ended December, 31	Base Salary $	Bonus $(1)	Option Awards $(2)	All Other Compensation $(3)	Total compensation
Albert W. Knapp, President and CEO	2006	97,500	60,938	20,444	200,000	378,882
	2005	-	-	-	-	-
Bryan J. Sherbacow, Co-COO	2006	90,000	56,250	20,444	200,000	366,694
	2005	-	-	-	-	-
Randall L. Rahm, Co-COO	2006	90,000	56,250	20,444	200,000	366,694
	2005	-	-	-	-	-
Amanda Lamothe, President and CEO (4)	2006	-	-	-	-	-
	2005	-	-	-	-	-

(1) Until such time as an ethanol plant enters into production, each executive listed in the table above, except for Amanda Lamothe, shall be entitled to an annual bonus, which can range up to 125% of the executive’s annual salary. The amount of the bonus shall be determined according to achievement of performance-related financial and operating targets established annually for us and for each executive by our compensation committee. For the 2006 fiscal year, the performance targets were included in each executive’s employment agreement described below. In fiscal 2006, the performance targets for Albert Knapp, Bryan Sherbacow and Randall Rahm were as follows:

(i) the execution of a definitive agreement to site a plant adjacent to an existing dry corn milling fractionation plant;

(ii) the execution of a definitive agreement with an engineering, procurement and construction contract (EPC) to design/build ethanol plants;

(iii) the execution of an option to purchase the first operating ethanol plant;

(iv) completion of project financing sufficient to construct the Company’s first producing ethanol plant; and

(v) subject to applicable regulatory, governmental, or third party consents that may preclude it, the execution of a definitive agreement to construct the facility with the NYSE listed utility.

All of the executives listed in the table above had the same performance criteria in fiscal 2006, except that target (v) did not apply to Bryan Sherbacow.

The compensation committee of the Company’s Board of Directors determined each executive’s bonus for fiscal 2006 based on the following factors: (a) the Company’s overall performance; (b) degree of achievement of the executive’s individual performance targets; and (c) the bonus provisions in each executive’s employment agreement. The compensation committee granted each executive a prorated bonus based on that analysis since the Company was not in existence for a full year in 2006. The bonuses granted were 50% of each executive’s pro-rated annual salary since only a portion of the individual performance targets were met.

(2)   Please see the assumptions relating to the valuation of our stock options awards which are contained in Notes to our unaudited financial statements contained in this Registration Statement on Form SB-2.

(3) On September 1, 2006, we made payments of $200,000 to each of Albert W. Knapp, III, Randall L. Rahm and Bryan J. Sherbacow in recognition of services rendered to, and on behalf of, the Company and Ethanex N.A. in connection with the formation and organization of Ethanex N.A. and the Merger of Ethanex N.A. with Ethanex North America Acquisition Corp.

(4) Effective as of September 1, 2006, Amanda Lamothe resigned as President and Chief Executive Officer and terminated her relationship with our Company. We did not pay any compensation to our executive officers in 2005 or prior to September 1, 2006 when Ms. Lamothe terminated her employment with our Company.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

On the September 1, 2006 and in connection with the Merger between our wholly-owned subsidiary and Ethanex N.A., we assumed the employment agreements between Ethanex N.A. and each of Messrs. Knapp, Rahm, Sherbacow and Walther.

Mr. Knapp’s employment agreement provides for a four-year term, with an initial annual base salary of $195,000, and the potential increase to $210,000 and $270,000 upon achieving certain operational steps in our growth, and an annual bonus subject to achieving our target performance levels as approved by the compensation committee of our board of directors. Mr. Knapp received an option grant of 250,000 shares under our previous stock option plan, which our board of directors terminated on December 1, 2006. Under the agreement, Mr. Knapp will be subject to traditional non-competition and employee non-solicitation restrictions while he is employed by us and for one year thereafter. Mr. Knapp and his spouse and dependants will be entitled to participate in our benefit plans in substantially the same manner, including but not limited to, responsibility for the cost thereof, and at substantially the same levels as we make such opportunities available to all of our managerial or salaried executive employees and their dependants. Subject to certain notice requirements, either of Mr. Knapp or us will be entitled to terminate the employment agreement at any time. If we terminate the employment agreement without Cause (as defined in the agreement) or Mr. Knapp terminates the employment agreement for Good Reason (as defined in the agreement), then Mr. Knapp is entitled to receive earned but unpaid base salary, unpaid pro rata annual bonus, and unused vacation days accrued through his scheduled termination date, plus a one-time severance payment equal to his then-current annual base salary, as well as continuation, at our expense, of Mr. Knapp’s participation in the benefit programs.

Mr. Rahm’s employment agreement provides for a four-year term, with an initial annual base salary of $180,000, with the potential increase to $195,000 and $255,000 upon achieving certain operational steps in our growth, and an annual bonus subject to achieving its target performance levels as approved by the Compensation Committee of the board of directors. Mr. Rahm also received an option grant of 250,000 shares under our previous stock option plan. Under the agreement, Mr. Rahm will be subject to traditional non-competition and employee non-solicitation restrictions while he is employed by us and for one year thereafter. Mr. Rahm and his spouse and dependants will be entitled to participate in our benefit plans in substantially the same manner, including but not limited to, responsibility for the cost thereof, and at substantially the same levels as we make such opportunities available to all of our managerial or salaried executive employees and their dependants. Subject to certain notice requirements, either of Mr. Rahm or us will be entitled to terminate the employment agreement at any time. If we terminate the employment agreement without Cause (as defined in the agreement) or Mr. Rahm terminates the employment agreement for Good Reason (as defined in the agreement), then Mr. Rahm is entitled to receive earned but unpaid base salary, unpaid pro rata annual bonus, and unused vacation days accrued through his scheduled termination date, plus a one-time severance payment equal to his then-current annual base salary, as well as continuation, at our expense, of Mr. Rahm’s participation in the benefit programs.

Mr. Sherbacow’s employment agreement provides for a four-year term, with an initial annual base salary of $180,000, with the potential increase to $195,000 and $255,000 upon achieving certain operational steps in our growth, and an annual bonus subject to achieving its target performance levels as approved by the Compensation Committee of the board of directors. Mr. Sherbacow also received an option grant of 250,000 shares under our previous stock option plan. Under the agreement, Mr. Sherbacow will be subject to traditional non-competition and employee non-solicitation restrictions while he is employed by us and for one year thereafter. Mr. Sherbacow and his spouse and dependants will be entitled to participate in our benefit plans in substantially the same manner, including but not limited to, responsibility for the cost thereof, and at substantially the same levels as we make such opportunities available to all of our managerial or salaried executive employees and their dependants. Subject to certain notice requirements, either of Mr. Sherbacow or us will be entitled to terminate the employment agreement at any time. If we terminate the employment agreement without Cause (as defined in the agreement) or Mr. Sherbacow terminates the employment agreement for Good Reason (as defined in the agreement), then Mr. Sherbacow is entitled to receive earned but unpaid base salary, unpaid pro rata annual bonus, and unused vacation days accrued through his scheduled termination date, plus a one time severance payment equal to his then-current annual base salary, as well as continuation, at our expense, of Mr. Sherbacow’s participation in the benefit programs.

Mr. Walther’s employment agreement provides for a four-year term, with an initial annual base salary of $180,000, with the potential increase to $195,000 and $255,000 upon achieving certain operational steps in our growth, and an annual bonus subject to achieving its target performance levels as approved by the Compensation Committee of the board of directors. Mr. Walther received an option grant of 250,000 shares under our previous stock option plan, 33.3% of which option shall be exercisable on first anniversary of the grant, 33.3% of which option shall become exercisable on second anniversary of the grant, and the remaining 33.4% of which shall become exercisable on the third anniversary of the grant. Under the agreement, Mr. Walther will be subject to traditional non-competition and employee non-solicitation restrictions while he is employed by us and for one year thereafter. Mr. Walther and his spouse and dependants will be entitled to participate in our benefit plans in substantially the same manner, including but not limited to, responsibility for the cost thereof, and at substantially the same levels as we make such opportunities available to all of our managerial or salaried executive employees and their dependants. Subject to certain notice requirements, either of Mr. Walther or us will be entitled to terminate the employment agreement at any time. If we terminate the employment agreement without Cause (as defined in the agreement) or Mr. Walther terminates the employment agreement for Good Reason (as defined in the agreement), then Mr. Walther is entitled to receive earned but unpaid base salary, unpaid pro rata annual bonus, and unused vacation days accrued through his scheduled termination date, plus a one time severance payment equal to his then-current annual base salary, as well as continuation, at our expense, of Mr. Walther’s participation in the benefit programs.

Change of Control

In the event Messrs. Knapp, Rahm, Walther or Sherbacow’s employment is terminated in connection with a change in control (as defined below) they will receive accelerated vesting with respect to the stock option granted under our 2006 Stock Option Plan ("2006 Plan"). As noted above, our named executive officers and Mr. Walther received their initial 250,000 stock option grants under the 2006 Plan which we terminated on December 1, 2006 and replaced with our current Omnibus Equity Incentive Plan. Pursuant to the terms of the 2006 Plan the definition of change of control in our named executive officers’ and Mr. Walther's employment agreements controls the accelerated vesting of their awards under the 2006 Plan. Under their employment agreements all unvested awards shall immediately vest and become exercisable effective as of the date their employment is terminated in connection with a change of control. A “change of control” is defined as the occurrence or board approval of (a) any consolidation or merger of our Company pursuant to which the stockholders of our Company immediately before the transaction do not retain immediately after the transaction, in substantially the same proportions as their ownership of shares of the Company’s voting stock immediately before the transaction, direct or indirect beneficial ownership of more than 50% of the total combined voting power of the outstanding voting securities of the surviving business entity; (b) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company other than any sale, lease, exchange or other transfer to any company where the Company owns, directly or indirectly, 100% of the outstanding voting securities of such company after any such transfer; (c) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of more than 50% of the voting stock of the Company.

Outstanding Equity Awards as of Fiscal Year-End Table

			Option Awards
Name	Number of securities underlying unexercised options (#)(1)	Equity Incentive plan awards: Number of Securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Unvested shares of stock (#)
Albert W. Knapp, President and CEO	250,000		1.00	9/1/2016
Bryan J. Sherbacow, Co-COO	250,000		1.00	9/1/2016
Randall L. Rahm, Co-COO	250,000		1.00	9/1/2016
Amanda Lamothe, President and CEO

(1) These options vest as follows: 33.3% vest on the first anniversary of the grant, 33.3% vest on the second anniversary of the grant, and  the remaining 33.4% vest on the third anniversary of the grant.

Compensation of Directors

We compensate our non-employee directors with a combination of cash and periodic grants of options to acquire shares of our common stock. We do not currently pay any employee directors any compensation for their service as directors. The following table sets forth all compensation paid in 2006 to those of our directors who received compensation from us for their service as directors. We have included Mr. Walther in this table to identify the compensation he received in 2006 for his service as an executive officer of the Company; he is our Executive Chairman. Other directors whose names do not appear in the following chart did not receive any compensation from us in 2006 for their service as directors. Compensation paid to Messrs. Knapp, Sherbacow and Rahm, for their service as employees and executive officers, is reflected in the Summary Compensation Table appearing on page 60.

Director Compensation Table

Name	Fees Earned or Paid in Cash $	Option Awards $	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation	All Other Compensation $	Total $
Robert C. Walther					166,694 (1)	166,694
Thomas G. Kraemer	13,000	2,050(2)				15,050
Johnny F. Norris, Jr.	13,000	2,636(3)				15,636

(1) Mr. Walther earned the compensation reflected in this table pursuant to an employment agreement to serve as our Executive Chairman. In 2006, Mr. Walther did not receive any compensation for serving on our board of directors. Mr. Walther held 250,000 outstanding options as of March 31, 2007.

(2) Mr. Kramer held 15,000 outstanding options as of March 31, 2007.

(3) Mr. Norris held 15,000 outstanding options as of March 31, 2007.

Director Compensation Arrangements

Currently, all non-employee directors, within thirty days appointment to our board of directors, receive an option grant to purchase 15,000 shares of stock under our Stock Option Plan, such options vesting on the one year anniversary of the Director’s appointment to our board of directors. Each director also receives an annual option grant of 10,000 options to purchase shares of stock under our Stock Option Plan for each year the director serves on the Board. Any unvested shares are forfeited in the event the Director is not serving as a Director on the relevant vesting date. In addition, Directors receive a stipend of $5,000 per quarterly board meeting (plus $1,500 per Board meeting attended in person), $1,500 per day for other Board or Committee meetings (plus $2,000 for meetings attended in person at our request), including a business class ticket for any meeting requiring more than two hours of travel. Directors are also entitled to reimbursement of expenses incurred in performing their responsibilities to the extent such expenses are pre-approved by the Company.

No formal plan of compensation exists for employee directors. The board of directors may, however, from time to time approve payments to employee directors based on extraordinary service.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Amanda Lamothe, who was our Chief Executive Officer and a director until September 1, 2006, made advances to the Company in the principal amount of approximately $20,000. The advances, which were used for working capital purposes, were unsecured, bore no interest and were payable on demand. These advances were forgiven. Ms. Lamothe also made an advance to the Company in the principal amount of approximately $2,000 during our fourth quarter. This amount is still outstanding but is expected to be forgiven by Ms. Lamothe.

On August 3, 2006, Ethanex N.A. acquired all of the issued and outstanding shares of IPT Ethanol, Inc., a Delaware corporation and a then-wholly owned subsidiary of Industrial Power Technology for $0.5 million. The purchase price for the shares of IPT Ethanol, Inc. were determined by arms-length negotiation between the parties. At the time of the acquisition, there were no material relationships between our Company, any of our affiliates, and either Industrial Power Technology or Robert C. Walther, who was then and remains the President and Chief Executive Officer of IPT Ethanol, Inc., other than in respect of the acquisition. As a result of the acquisition, IPT Ethanol, Inc. became a wholly-owned subsidiary of Ethanex N.A and Mr. Walther became an employee of Ethanex N.A. On September 1, 2006, he became our Executive Chairman and a member of our board of directors when we completed our Merger with Ethanex N.A.. Ethanex N.A. became a wholly-owned subsidiary of the Company on September 1, 2006, as discussed above under the heading “General Corporate Matters” on page 36.

Contemporaneously with the closing of the Merger, we split off our wholly-owned subsidiary, New Inverness Leaseco, Inc. (“Leaseco”), through the sale of all of the outstanding capital stock of Leaseco to two of our former executive officers. We executed a Split Off Agreement with Amanda Lamothe and Luke Willis, Ethanex N.A. and Leaseco. Ms. Lamothe was President, Chief Executive Officer, Secretary and a director of our Company and Mr. Willis was Treasurer and a director of our Company. In connection with the Merger, Ms. Lamothe and Mr. Willis resigned as officers and directors of our Company. Leaseco was a newly formed corporation organized to acquire the business assets and liabilities owed by us prior to the Merger. At the time of the split-off, Leaseco had no revenue generating activities and its only asset was a mineral property option agreement previously held by us. The execution of the Split-Off Agreement was required by Ethanex N.A. as a condition subsequent to the execution of the Merger Agreement. As a consequence of the sale of Leaseco, we discontinued all of our business operations which we conducted prior to the closing of the Merger and spun off all material liabilities existing prior to September 1, 2006.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. If the shares of common stock are sold through underwriters, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. All selling stockholders who are broker-dealers are deemed to be underwriters. These sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

In connection with the sale of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, such broker-dealers or agents and any profit realized on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. None of the selling stockholders who are affiliates of broker-dealers, other than the initial purchasers in private transactions, purchased the shares of common stock outside of the ordinary course of business or, at the time of the purchase of the common stock, had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. Except as provided for indemnification of the selling stockholders, we are not obligated to pay any of the expenses of any attorney or other advisor engaged by a selling stockholder. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, we will file a post-effective amendment to the registration statement. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”) may apply to sales of our common stock and activities of the selling stockholders, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in passive market-making activities with respect to the shares of common stock. Passive market making involves transactions in which a market maker acts as both our underwriter and as a purchaser of our common stock in the secondary market. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES

Authorized Capital Stock

Our Articles of Incorporation, as amended to date, authorize the issuance of 300,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $0.001 per share.

Capital Stock Issued and Outstanding

As of March 31, 2007, there were issued and outstanding 64,236,889 shares of common stock, including: (i) 26,000,000 shares issued to the Ethanex N.A. Class A common stockholders in the Merger, (ii) 14,000,000   shares retained by the New Inverness Explorations, Inc. stockholders from prior to the Merger, (iii) 20,000,000 shares issued upon conversion of the Ethanex N.A. Class B common stock acquired in the Offering, (iv) 1,000,000 shares issued as a finder fee in connection with the Merger and Offering, (v) 275,000 shares issued to consultants, (vi) 1,500,000 shares acquired pursuant to the exercise of warrants that were issued to Ethanex N.A. Class B common stockholders, and (vii) 1,461,889 shares issued pursuant to restricted stock grants and other issuances. In addition, there were outstanding warrants to acquire 18,500,000 shares of common stock issued to investors in the Offering. Further, 7,500,000 shares of common stock have been reserved for issuance under the Omnibus Equity Incentive Plan and options to purchase 2,020,000 shares pursuant to the Omnibus Plan are outstanding. We also granted options to purchase 1,100,000 shares under the 2006 Plan and have reserved 1,100,000 shares of common stock for issuance upon exercise of these options.

Description of Common Stock

As of March 31, 2007 there were issued and outstanding 64,236,889 shares of common stock. We are authorized to issue up to 300,000,000 shares of common stock. Holders of the common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of the common stock may vote in person or by proxy at stockholder meetings.

The Board of Directors may declare dividends in its discretion but shares of one class or series may not be issued as a share dividend to stockholders of another class or series unless certain conditions are met. Holders of the common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the common stock.

Description of Preferred Stock

We are authorized to issue 10,000,000 shares of “blank check” preferred stock, par value $0.001 per share, none of which is designated, issued or outstanding. The Board is vested with authority to divide the shares of preferred stock into series and to fix and determine the relative rights and preferences of the shares of any such series.

Description of Warrants

As of March 31, 2007, there were warrants outstanding to purchase 18,500,000 shares of common stock. The warrants are exercisable at a price of $1.50 per share at any time prior to September 1, 2011.

 We will have the right to require holders of the warrants to exercise the warrants in whole or in part if:

•
the closing sales price of the common stock for each trading day of any 20 consecutive trading day period equals or exceeds $2.50 per share (subject to equitable adjustment for stock splits, stock dividends, combinations, and capital reorganizations, as applicable),

•
a registration statement allowing for the resale of the shares underlying the warrants under the Securities Act has been effective for a period of 45 trading days and remains effective or the holder would be entitled to sell the shares underlying the warrants upon the exercise of the warrant pursuant to the Rule 144(k) promulgated under Securities Act,

•	the common stock is listed on the New York Stock Exchange, the American Stock Exchange, or the Nasdaq Stock Market, and

•	the average daily trading volume of the common stock over the 20 consecutive trading day period equals or exceeds 4,000,000 shares.

Description of Options

There are options outstanding to purchase 1,100,000   shares of common stock at a purchase price of $1.00 per share under the terms of the 2006 Plan. The 2006 Plan was adopted by the Board and our stockholders before the Merger, and was terminated on December 1, 2006.

This plan was replaced by the Omnibus Equity Incentive Plan (the “Omnibus Plan”) adopted by our board of directors on December 1, 2006.  Under the Omnibus Plan, our board of directors can grants awards of restricted stock or options to employees, non-employee directors and consultants. The Omnibus Plan is intended to promote our interests by attracting and retaining exceptional employees, consultants, and directors as participants, and enabling them to participate in our long-term growth and financial success. Under the Omnibus Plan, we may grant nonstatuatory stock options, which are not intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code of 1986, as amended, and restricted stock awards, which are restricted shares of common stock. The Omnibus Plan will terminate on November 30, 2016 if not earlier terminated at the discretion of the Board.

From time to time, we may issue restricted stock or option awards pursuant to the Omnibus Plan. The Omnibus Plan will be administered by a committee of independent directors appointed by the Board. Subject to the terms of the plan, the committee will have complete authority and discretion to determine the terms of awards under the plan. Each of the awards will be evidenced by and issued under a written agreement. At the discretion of the committee such agreements may contain provisions enabling an option holder or recipient of restricted stock to redeem shares in order to pay the exercise price or applicable withholding taxes.

The Board reserved a total of 7,500,000 shares of our common stock for issuance under the Omnibus Plan. If an incentive award granted under the plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to us in connection with an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the plan. At March 31, 2007 there were 2,020,000 shares subject to options outstanding and 1,461,889 shares of restricted stock had been awarded under the Omnibus Plan.

The number of shares subject to options under the 2006 Plan, and any number of shares subject to any numerical limit in the Omnibus Plan, and the number of shares and terms of any incentive award may be adjusted in the event of any change in our outstanding common stock by reason of any stock dividend, spin-off, stock split, reverse stock split, recapitalization, reclassification, merger, consolidation, liquidation, business combination or exchange of shares, or similar transaction.

Our Board may suspend or terminate the Omnibus Plan without stockholder approval or ratification at any time or from time to time. The Board may also amend the Omnibus Plan at any time. No change may be made that increases the total number of shares of common stock reserved for issuance pursuant to incentive awards or reduces the minimum exercise price for options or exchange of options for other incentive awards, unless such change is authorized by our Board. A termination or amendment of the Omnibus Plan will not, without the consent of the participant, adversely affect a participant’s rights under a previously granted incentive award.

Description of Registration Rights

On the closing date of the Offering, Ethanex N.A. entered into a Registration Rights Agreement with the investors in the Offering. We assumed the Registration Rights Agreement in connection with the Merger. Under the Registration Rights Agreement, as amended, we were required to file a registration statement covering the resale of the common stock (including the common stock issuable upon exercise of the warrants) issued to investors in the Offering. Pursuant to an extension that was granted by the holders of a majority of the shares issued in the Offering (as is permitted by the Registration Rights Agreement), we were required to file a registration statement with the SEC within 120 days of the closing date of the Merger, and we filed it on January 3, 2007. We also were required to use reasonable efforts to cause the registration statement to become effective no later than 120 days after it was filed with the SEC. As a result of unforeseen and unexpected events relating to the actions of our former outside counsel and corporate secretary, Louis Zehil which are described on page 36, and which included the withdrawal and replacement of Mr. Zehil's law firm as our regular outside counsel, the process of completing the registration of the shares issued and sold in the Offering has taken longer than expected. Although we are working diligently to complete the registration process as quickly as possible, on May 4, 2007, we received a 60-day extension to cause the registration statement to become effective from the holders of the majority of the shares covered by the Registration Rights Agreement. As a result of this extension, the new deadline for effectiveness of the registration statement was June 29, 2007.

The registration statement covering the registration of the shares issued in the Offering was not declared effective by June 29, 2007, thus we became obligated to make (i) a one time payment to each investor who is a party to registration right agreement at a rate equal to 3% of the purchase price per share of registrable securities then held by such investor; plus (2) payments to each investor who is party to the registration rights agreement, as partial liquidated damages for the minimum amount of damages to the investor by reason thereof, and not as a penalty, at a rate equal to 1% of the purchase price per share of registrable securities then held by an investor monthly, for each calendar month of the registration default period after June 29, 2007(pro rated for any period less than 30 days). As a result , on June 29, the company become obligated to make a one time payment of $550,000 to its registration reghts holders. If the registration statement is not declared effective on a date more than one-year after the investor acquired the registrable securities (and thus the one-year holding period under Rule 144(d) has elapsed), then liquidated damages are required to be paid only with respect to that portion of the investor’s registrable securities that cannot then be immediately resold in reliance on Rule 144. Each such payment shall be due and payable within five days after the end of each calendar month of the registration default period until the termination of the registration default period and within five days after such termination.

We also are obligated to use our best efforts to maintain the effectiveness of the registration statement through the second anniversary of the date the registration statement is declared effective by the SEC or until Rule 144(k) of the Securities Act is available to the investors in the Offering with respect to all of their shares, whichever is earlier.

Indemnification; Limitation of Liability

Our bylaws contain provisions relating to the liability of directors. Under these provisions, we shall indemnify, to the extent permitted under Nevada law, a director or former director against all charges brought against him or her by reason of his or her having been our director. Furthermore, our Board may choose to indemnify, to the extent permitted under Nevada law, an officer, employee or agent of ours against all charges brought against him or her by reason of his or her having been our officer, employee or agent.

The State of Nevada permits a corporation to indemnify such persons for reasonable expenses in defending against liability incurred in any legal proceeding if:

(a)	The person conducted himself or herself in good faith.

(b)	The person reasonably believed:

(1)	In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

(2)	In all other cases, that his or her conduct was at least not opposed to the corporation's best interests.

(c)	In the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the above provisions, or otherwise, we have been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, as a result, unenforceable.

Transfer Agent

The transfer agent for our common stock is Island Stock Transfer, Inc . The transfer agent's address is 100 Second Avenue South, 300N, St. Petersburg, Florida 33701 and its telephone number is 727-289-0010.

LEGAL MATTERS

The validity of the common stock being offered hereby will be passed upon by Gottbetter & Partners, LLP, New York, New York.

EXPERTS

Bagell, Josephs, Levine & Company, LLC , an independent registered public accounting firm, has audited our financial statements for the period from May 31, 2006 to December 31, 2006, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual reports, quarterly reports, current reports and other information with the SEC. You may read or obtain a copy of these reports at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room and their copy charges by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains registration statements, reports, proxy information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act to register the shares offered by this prospectus. The term “registration statement” means the original registration statement and any and all amendments thereto, including the schedules and exhibits to the original registration statement or any amendment. This prospectus is part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement. For further information with respect to us and the shares we are offering pursuant to this prospectus, you should refer to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other documents filed as an exhibit to the registration statement. You may read or obtain a copy of the registration statement at the SEC’s public reference facilities and Internet site referred to above.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Before the Merger, and since our inception on November 4, 2004, our independent registered public accounting firm was Stark Winter Schenkein & Co., LLP (“Stark Winter”), and the independent registered public accounting firm for Ethanex N.A. was Bagell, Josephs, Levine & Company, LLC (“Bagell Josephs”). Because the above-described transactions were treated as a reverse acquisition for accounting purposes, future historical financial reports filed by the Company will be those of Ethanex N.A., the accounting acquirer. Accordingly, our board of directors determined to change our independent registered public accounting firm from Stark Winter to Bagell Josephs. Stark Winter was dismissed as our independent registered public accounting firm on the closing date of the Merger, and Bagell Josephs was engaged as our independent registered public accounting firm on the same date. As a result of being the auditors of Ethanex N.A., Bagell Josephs consulted with Ethanex N.A., and us regarding the above-described transactions.

The report of Stark Winter on the Company’s financial statements since our inception did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, but did include an explanatory paragraph relating to the Company’s ability to continue as a “going concern”.

In connection with the audit of our financial statements as of July 31, 2005 and the period November 4, 2004 (inception) to July 31, 2005, and through the date of the dismissal, there were no disagreements with Stark Winter on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Stark Winter, would have caused Stark Winter to make reference to the matter in their report. During the most recent fiscal year and through the date of the dismissal of Stark Winter, no information is required to be reported under Item 304(a)(1)(iv)(B) of Regulation S-B.

ETHANEX ENERGY, INC. AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

Page

I. Unaudited Financial Statements

Introduction	F-1

Condensed Unaudited Consolidated Balance Sheet as of March 31, 2007 and December 31, 2006	F-2

Condensed Unaudited Consolidated Statement of Operations for the quarter ended March 31, 2007 and for the period May 31, 2006 (Inception) to March 31, 2007	F-3

Condensed Unaudited Consolidated Statement of Changes in Stockholders’ Equity (Deficit) for the periods ended March 31, 2007 and December 31, 2006	F-4

Condensed Unaudited Consolidated Statements of Cash Flows for the quarter ended March 31, 2007 and for the period May 31, 2006 (Inception) to March 31, 2007	F-5

Notes to Condensed Unaudited Consolidated Financial Statements	F-6

II. Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-19

Consolidated Balance Sheet as of December 31, 2006	F-20

Consolidated Statement of Operations for the period May 31, 2006 (Inception) to December 31, 2006	F-21

Consolidated Statement of Changes in Stockholders’ Equity (Deficit) for the period May 31, 2006 (Inception) to December 31, 2006	F-22

Consolidated Statements of Cash Flows for the period May 31, 2006 (Inception) to December 31, 2006	F-23

Notes to Consolidated Financial Statements	F-24

III. Pro Formas

Introduction and Proforma Balance Sheet as of December 31, 2006	F-35

Proforma Income Statement as of December 31, 2006	F-36

Proforma Balance Sheet as of March 31, 2007	F-37

Proforma Income Statement as of March 31, 2007	F-38

The accompanying condensed unaudited financial statements of Ethanex Energy, Inc., a Nevada corporation (the “Company”) have been restated to reflect the impairment of an investment, as more fully described in Note 2 of the condensed unaudited consolidated financial statements. These financial statements are condensed and, therefore, do not include all disclosures normally required by accounting principles generally accepted in the United States of America. These statements should be read in conjunction with the Company's most recent annual financial statements for the year ended December 31, 2006 included below. In the opinion of management, all adjustments necessary for a fair presentation have been included in the accompanying condensed unaudited financial statements and consist of only normal recurring adjustments. The results of operations presented in the accompanying condensed unaudited financial statements for the quarter ended March 31, 2007 are not necessarily indicative of the operating results that may be expected for the full year ending December 31, 2007.

  ETHANEX ENERGY, INC. AND SUBSIDIARIES
(DEVELOPMENT STAGE COMPANY)
CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

	March 31, 2007	December 31, 2006
	(As Restated)
ASSETS

Current assets
Cash and cash equivalents	$4,470,093	$5,961,775
Investments	6,500,000	6,950,000
Other current assets	497,836	66,430
Total current assets	11,467,929	12,978,205

Property and equipment, net	2,352,903	1,201,106

Investment in joint venture	—	3,727,211

Other assets	3,999	3,999
TOTAL ASSETS	$13,824,831	$17,910,521

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accrued expenses	$609,036	$1,054,271
Current portion notes payable	11,692	11,558
Total current liabilities	620,728	1,065,829

Notes payable	42,451	45,556
TOTAL LIABILITIES	663,179	1,111,385

Minority interest in equity of subsidiary	484,586	486,481

Stockholders’ Equity
Preferred stock, $.001 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.001 par value; 300,000,000 shares authorized, 64,236,889 issued and outstanding	64,237	63,987
Additional paid-in capital	24,241,993	22,812,489
(Deficit) accumulated during the development stage	(11,629,164))	(6,563,821)
TOTAL STOCKHOLDERS' EQUITY	12,677,066	16,312,655
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$13,824,831	$17,910,521

See notes to condensed unaudited consolidated financial statements.

  ETHANEX ENERGY, INC. AND SUBSIDIARIES
(DEVELOPMENT STAGE COMPANY)
CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED MARCH 31, 2007

	Three Months Ended March 31, 2007	May 31, 2006 (Inception) to March 31, 2007
	(As Restated)	(As Restated)
Operating revenues	$—	$—

Cost of sales	—	—

Gross profit	—	—

General and administrative expense	2,470,518	8,773,873

Impairment in IPT Ethanol, Inc. and Ethanex at SEMO Port, LLC	2,734,555	3,234,555
Total operating expenses	5,205,073	12,008,428

Operating loss	(5,205,073)	(12,008,428)

Interest income	138,439	375,235

Interest expense	(604)	(604)

Minority interest in income of consolidated subsidiary	1,895	4,633
Loss before provision for income tax	(5,065,343)	(11,629,164)

Provision for income tax	—	—
Net loss	$(5,065,343)	$(11,629,164)

Loss per share	$(0.08)	$(0.18)

Weighted average shares outstanding	63,989,667	63,349,828

See notes to condensed unaudited consolidated financial statements.

 ETHANEX ENERGY, INC. AND SUBSIDIARIES
(DEVELOPMENT STAGE COMPANY)
CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE PERIOD ENDED MARCH 31, 2007

			Class A		Class B			Deficit
	Common Stock		Common Stock		Common Stock		Additional	Accumulated-	Total
	Shares	Par	Shares	Par	Shares	Par	Paid-in Capital	Development Stage	Stockholders’ Equity
Balance May 31, 2006	—	$—	—	$—	—	$—	$—	$—	$—

Issuance of stock	400	4	—	—	—	—	—	—	4

Private offering, net of fees	—	—	—	—	20,000,000	200,000	18,835,559	—	19,035,559

Recapitalization prior to reverse merger	(400)	(4)	34,000,000	340,000	—	—	(339,996)	—	—

Stock conversion related to reverse merger	60,000,000	60,000	(34,000,000)	(340,000)	(20,000,000)	(200,000)	480,000	—	—

Stock issued to consultants for services related to merger	1,025,000	1,025	—	—	—	—	1,023,975	—	1,025,000

Exercise of stock warrants	1,500,000	1,500	—	—	—	—	2,248,500	—	2,250,000

Employee compensation-stock options	—	—	—	—	—	—	185,681	—	185,681

Stock options granted for consulting services	—	—	—	—	—	—	145,494	—	145,494

Restricted stock issued for consulting services	166,667	167	—	—	—	—	15,618	—	15,785

Employee compensation-restricted stock issued	1,295,222	1,295	—	—	—	—	217,658	—	218,953

Net loss	—	—	—	—	—	—	—	(6,563,821)	(6,563,821)
Balance December 31, 2006	63,986,889	$63,987	—	$—	—	$—	$22,812,489	$(6,563,821)	$16,312,655

Stock issued to consultant for services related to merger	250,000	250	—	—	—	—	249,750	—	250,000

Employee compensation-stock options granted	—	—	—	—	—	—	373,045	—	373,045

Stock options granted for consulting services	—	—	—	—	—	—	107,148	—	107,148

Restricted stock issued for consulting services	—	—	—	—	—	—	46,854	—	46,854

Employee compensation-restricted stock issued	—	—	—	—	—	—	652,707	—	652,707

Net loss (As Restated)	—	—	—	—	—	—	—	(5,065,343)	(5,065,343)
Balance March 31, 2007 (As Restated)	64,236,889	$64,237	—	$—	—	$—	$24,241,993	$(11,629,164)	$12,677,066

See notes to condensed unaudited consolidated financial statements.

ETHANEX ENERGY, INC. AND SUBSIDIARIES
(DEVELOPMENT STAGE COMPANY)
CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED MARCH 31, 2007

	Three Months Ended March 31, 2007	May 31, 2006 (Inception) to March 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:	(As Restated)	(As Restated)
Net loss	$(5,065,343)	$(11,629,164)
Adjustments to reconcile net (loss) to net cash used in operating activities:
Stock based compensation	1,025,752	1,430,386
	154,002	1,340,280
Impairment loss in IPT Ethanol, Inc. and Ethanex at SEMO Port, LLC	2,734,555	3,234,555
Depreciation	13,679	23,897
Change in assets and liabilities:
(Increase) in other current assets	(431,407)	(497,837)
(Increase) in other assets	—	(3,998)
Increase in accrued expenses	(197,129)	854,408
Net cash used by operating activities	(1,765,891)	(5,247,473)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(129,916)	(1,283,079)
Proceeds from sale of investments	2,200,000	13,350,000
Purchase of investments	(1,750,000)	(19,850,000)
Investment in joint venture	(42,904)	(4,270,115)
Net cash used by investing activities	277,180	(12,053,194)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock	—	21,285,559
Member contribution	—	489,219
Principal payment on notes payable	(2,971)	(4,018)
Net cash provided by financing activities	(2,971)	21,770,760

Increase in cash	(1,491,682)	4,470,093

Cash and cash equivalents May 31, 2006 (inception) and December 31, 2007	5,961,775	—
Cash and cash equivalents March 31, 2007	$4,470,093	$4,470,093

Supplemental information :
Cash paid for:
Interest	$604	$604
Income Tax	—	—

Non-cash financing and investing activities:
Acquisition of assets by entering into note payable	$—	$58,161
Transfer of assets from investment in joint venture to construction in progress (Note 2)	1,035,560	1,035,560
Stock based compensation	1,025,752	1,430,386
Stock based compensation for consulting services	154,002	1,340,280

See notes to condensed unaudited consolidated financial statements.

ETHANEX ENERGY, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007

NOTE 1 - BASIS OF PRESENTATION AND NATURE OF BUSINESS AND ORGANIZATION

The accompanying condensed unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The condensed unaudited consolidated financial statements should be read in conjunction with the Form-10-KSB Annual Report filed on April 2, 2007 which includes the audited financial statements of Ethanex Energy, Inc. and notes thereto for the period from May 31, 2006 (date of inception) to December 31, 2006. Operating results for May 31, 2006 (date of inception) through March 31, 2007 are not necessarily indicative of the results that maybe expected for the year ending December 31, 2007.

Ethanex Energy, Inc. (the “Company”) is a development stage company which plans to engage in the business of producing fuel ethanol through the ownership and operation of ethanol plants. The ethanol expected to be produced by plants constructed or acquired by the Company is intended to be used by refineries as a blend component in the U.S. gasoline fuel market. Additionally, the Company anticipates that the plants will produce dried distilled grains, which are used in the manufacture of various animal feeds, and other corn by-products, including food grade corn oil.

On September 1, 2006, Ethanex Energy North America, Inc. (“EENA”) entered into an Agreement and Plan of Merger and Reorganization (“Merger”) with Ethanex Energy, Inc, a publicly held corporation and its wholly owned subsidiary Ethanex North America Acquisition Corporation. Pursuant to the merger the holders of EENA’s capital stock before the merger surrendered all of their issued and outstanding class A and class B common shares in exchange for 46 million shares of Ethanex Energy Inc.’s common stock. The holders of EENA’s class A common stock received an aggregate of 26 million shares and the holders of EENA’s class B common stock received an aggregate 20 million shares. The shareholders of Ethanex Energy, Inc. prior to the merger retained 14 million shares of common stock in the public company.

The above transaction has been accounted for as a reverse merger (recapitalization) with EENA being deemed the accounting acquirer and Ethanex Energy, Inc. being deemed the legal acquirer. Accordingly, the historical financial information presented in the financial statements is that of EENA (since May 31, 2006, its date of inception) as adjusted to give effect to any difference in the par value of the issuer’s and the accounting acquirer’s stock with an offset to additional paid in capital. The basis of the assets and liabilities of EENA, the accounting acquirer, has been carried over in the recapitalization.

The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (SFAS) No. 7, "Accounting and Reporting by Development Stage Enterprises". The Company has devoted substantially all of its efforts to business planning and development. Additionally, the Company has allocated a substantial portion of its time and investment in preparations for the construction of ethanol plants and the raising of capital.

NOTE 2 - RESTATEMENT OF FINANCIAL STATEMENTS

On April 28, 2007, the Company received a letter from SEMO Milling, LLC (“SEMO”, a privately held company) informing us that SEMO was terminating the Joint Venture Agreement that had been originally signed with SEMO on August 4, 2006. The Agreement originally envisioned that the Joint Venture would begin operations by the end of 2006, but the Company and SEMO postponed this date multiple times over the preceding 5 months. Since late December, the Company had been engaged in discussions with SEMO about the contemplated Joint Venture, and ultimately the Company and SEMO were unable to reach agreement on how to proceed and how each company would best realize the anticipated benefits of the venture. Consequently, the Company agreed with SEMO that the original agreement should be terminated, and SEMO sent it the termination letter.

As originally envisioned, the Company expected to cooperate with SEMO to build a 132 MMGY ethanol plant co-located with SEMO Milling’s dry corn mill production facility at the SEMO port authority in Scott City, Missouri. The Company also originally envisioned that the Joint Venture would utilize corn fractionation technology developed by SEMO but by mid-March the Company decided it was more likely than not that it would be unable to finance a facility that used the SEMO technology as it presently existed. Despite the termination, the Company has agreed with SEMO that it will continue working to obtain a permit for the SEMO site and the Company still intends to explore the potential for constructing an ethanol plant that uses next generation ethanol production technology, including the Buhler corn fractionation system, at the SEMO port site in Missouri, although there is no guarantee that suitable arrangements can be achieved.

Upon termination of the joint venture the Company began the process of determining the ownership and disposition of the assets of the joint venture, as well as the value of amounts invested by the Company in the development of the project. Pursuant to the terms of the Joint Venture Agreement, upon termination SEMO was entitled to keep the unused cash balance of approximately $0.8 million out of $2.0 million that the Company had contributed to the joint venture through the termination date in connection with the ongoing development at the site. At the time the Company entered into the Joint Venture Agreement, it agreed to allow SEMO to keep this initial contribution in the joint venture if the joint venture was terminated to induce SEMO to contribute its technology to the joint venture and to grant the Company the right to access the site. The Company has now determined that expenditures of $2,734,555, which includes the $2.0 million initial contribution to the joint venture, are specific to that site and have been deemed to have no ongoing value. The balance of the expenditures incurred by the Company of $1,035,561 relate to preliminary engineering to develop an ethanol plant and will have value at the site the Company is currently developing in northeast Kansas.

In the originally filed financial statements for the period ended March 31,2007 we had determined that the facts and circumstances related to the termination of the joint venture did not indicate an impairment in the value of the investment at the date of the financial statements. Accordingly, we disclosed the termination of the joint venture in a subsequent events note and indicated that an asset impairment would be recorded in the financial statements for the period ended June 30, 2007. Upon further review, we have determined that facts and circumstances of an impairment of the investment did exist at the date of the financial statements, thus requiring the impairment charge to be reflected in the body of the March 31, 2007 financial statements.

The recognition of this impairment increased the net loss for the quarter ended March 31, 2007 by $2,734,555. The restatement did not have any impact on our previously reported net cash flows. The following tables show the impact of the restatement adjustment. Except for items indicated as being presented “as previously reported,” all amounts reflected in the accompanying financial statements and footnotes have been adjusted as necessary to give effect to the restatement adjustments.

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS
As of March 31, 2007 and December 31, 2006

	March 31, 2007 As Previously Reported	Restated Amounts	March 31, 2007 As Restated	May 31, 2006 (Inception) to December 31, 2006 As Previously Reported	Restated Amounts	May 31, 2006 (Inception) to December 31, 2006 As Restated
ASSETS
CURRENT ASSETS

Cash and Cash Equivalents	$4,470,093	—	$4,470,093	$5,961,775	—	$5,961,775

Investments	6,500,000	—	6,500,000	6,950,000	—	6,950,000

Other current assets	497,836	—	497,836	66,430	—	66,430

Total Current Assets	11,467,929	—	11,467,929	12,978,205	—	12,978,205

Property and Equipment, net	1,317,343	1,035,560	2,352,903	1,201,106	—	1,201,106

Investment in joint venture	3,770,115	(3,770,115)	—	3,727,211	—	3,727,211

Other assets	3,999	—	3,999	3,999	—	3,999

Total Assets	$16,559,386	$(2,734,555)	$13,824,831	$17,910,521	—	$17,910,521

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accrued Expenses	$609,036	—	$609,036	$1,054,271	—	$1,054,271

Current portion notes payable	11,692	—	11,692	11,558	—	11,558

Total Current Liabilities	620,728	—	620,728	1,065,829	—	1,065,829

Notes Payable	42,451	—	42,451	45,556	—	45,556

Total liabilities	663,179	—	663,179	1,111,385	—	1,111,385

Minority Interest in equity of subsidiary	484,586	—	484,586	486,481	—	486,481

STOCKHOLDERS’ EQUITY

Preferred stock	—	—	—	—	—	—
Common stock	64,237	—	64,237	63,987	—	63,987
Additional paid in capital	24,241,993	—	24,241,993	22,812,489	—	22,812,489
(Deficit) accumulated during the development stage	(8,894,609)	(2,734,555)	$(11,629,164)	(6,563,821)	—	(6,563,821)

Total Stockholders' Equity	15,411,621	(2,734,555)	12,677,066	16,312,655	—	16,312,655

Total Liabilities and Stockholders' Equity	$16,559,386	$(2,734,555)	$13,824,831	$17,910,521	—	$17,910,521

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
For the Period Ended March 31, 2007

	Three Months Ended March 31, 2007 As Previously Reported	Restatement Amounts	Three Months Ended March 31, 2007 As Restated	May 31, 2006 (Inception) to March 31, 2007 As Previously Reported	Restatement Amounts	May 31, 2006 (Inception) to March 31, 2007 As Restated
Operating Revenues	$—	$—	$—	$—	$—	$—

Cost of Sales	—	—	—	—	—	—

Gross Profit	—	—	—	—	—	—

General and Administrative expense	2,470,518	—	2,470,518	8,773,873	—	8,773,873

Impairment loss in IPT Ethanol, Inc. and Ethanex at SEMO Port, LLC	—	2,734,555	2,734,555	500,000	2,734,555	3,234,555

Total Operating Expenses	2,470,518	2,734,555	5,205,073	9,273,873	2,734,555	12,008,428

Operating Loss	(2,470,518)	(2,734,555)	(5,205,073)	(9,273,873)	(2,734,555)	(12,008,428)

Interest Income	138,439	—	138,439	375,235	—	375,235

Interest Expense	(604)	—	(604)	(604)	—	(604)

Minority interest in income of consolidated subsidiary	1,895	—	1,895	4,633	—	4,633

Loss before provision for income taxes	(2,330,788)	(2,734,555)	(5,065,343)	(8,894,609)	(2,734,555)	(11,629,164)

Provision for Income Tax	—	—	—	—	—	—

Net loss	$(2,330,788)	$(2,734,555)	$(5,065,343)	$(8,894,609)	$(2,734,555)	$(11,629,164)

Loss per share	$(0.04)	$(0.04)	$(0.08)	$(0.14)	$(0.04)	$(0.18)

Weighted average shares outstanding	63,989,667	—	63,989,667	63,349,828	—	63,349,828

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
For the Period Ended March 31, 2007

	Three Months Ended March 31, 2007 As Previously Reported	Restatement Amounts	Three Months Ended March 31, 2007 As Restated	May 31, 2006 (Inception) to March 31, 2007 As Previously Reported	Restatement Amounts	May 31, 2006 (Inception) to March 31, 2007 As Restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,330,788)	$(2,734,555)	$(5,065,343)	$(8,894,609)	$(2,734,555)	$(11,629,164)
Adjustments to reconcile net (loss) to net cash used in operating activities:
Stock based compensation	1,025,752	—	1,025,752	1,430,386	—	1,430,386
Stock based compensation for consulting services	154,002	—	154,002	1,340,280	—	1,340,280
Impairment loss in IPT Ethanol, Inc. and Ethanex at SEMO Port, LLC	—	2,734,555	2,734,555	500,000	2,734,555	$3,234,555
Depreciation	13,679	—	13,679	23,897	—	23,897
Change in assets and liabilities:	—	—	—	—	—	—
(Increase) in other current assets	(431,407)	—	(431,407)	(497,837)	—	(497,837)
(Increase) in other assets	—	—	—	(3,998)	—	(3,998)
Increase in accrued expenses	(197,129)	—	(197,129)	854,408	—	854,408

Net cash used by operating activities	(1,765,891)	—	(1,765,891)	(5,247,473)	—	(5,247,473)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(129,916)	—	(129,916)	(1,283,079)		(1,283,079)
Proceeds from sale of investments	2,200,000	—	2,200,000	13,350,000	—	13,350,000
Purchase of investments	(1,750,000)	—	(1,750,000)	(19,850,000)	—	(19,850,000)
Investment in joint venture	(42,904)	—	(42,904)	(4,270,115)		(4,270,115)

Net cash used by investing activities	277,180	—	277,180	(12,053,194)	—	(12,053,194)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock	—	—	—	21,285,559	—	21,285,559
Member contribution	—	—	—	489,219	—	489,219
Principal payment on notes payable	(2,971)	—	(2,971)	(4,018)	—	(4,018)

Net cash provided by financing activities	(2,971)	—	(2,971)	21,770,760	—	21,770,760

Increase in cash	(1,491,682)	—	(1,491,682)	4,470,093	—	4,470,093

Cash and cash equivalents December 31, 2006 and May 31, 2006	5,961,775	—	5,961,775	—	—	—

Cash and cash equivalents March 31, 2007	$4,470,093	$—	$$4,470,093	$4,470,093	$—	$$4,470,093

Supplemental information:
Cash paid for:
Interest	$604	—	$604	$604	—	$604
Income Tax

Non cash financing and investing activities:
Acquisition of assets by entering into note payable	$—	$—	$—	$$58,161	$—	$$58,161
Transfer of assets from investment in joint venture to construction in progress	—	1,035,561	1,035,561	—	1,035,561	1,035,561
Stock based compensation	1,025,752	—	1,025,752	1,430,386	—	1,430,386
Stock based compensation for consulting services	154,002	—	154,002	1,340,280	—	1,340,280

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Ethanex Energy, Inc., and its majority owned subsidiary, Ethanex Southern Illinois, LLC. The equity contribution to Ethanex Southern Illinois, LLC of $2.0 million, as well as all other significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Arrangements with other business enterprises are evaluated, and those in which the Company is determined to have a controlling interest are consolidated. The Company has adopted Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities (FIN 46R). FIN 46R addresses the consolidation of business enterprises to which the usual condition of consolidation (ownership of majority voting interest) does not apply. This interpretation focuses on controlling financial interests that may be achieved through arrangements that do not involve voting interests. The interpretation considers a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities to be the best evidence of control. The Company shall consolidate a variable interest entity if the Company is deemed to be the primary financial beneficiary, which is  determined by evaluating whether the Company absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For financial statement presentation purposes, the Company considers short-term, highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

Investments

Investments are short-term investments in auction rate securities. The interest rates reset through an auction process at predetermined periods every 28 days. Due to the frequent nature of the reset feature, the investment’s market price approximates its fair value; therefore, the realized or unrealized gains or losses associated with these marketable securities are immaterial.

Property and Equipment, Depreciation and Amortization

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets which is 5 years for all property and equipment currently in service. Amortization of leasehold improvements is computed utilizing the straight-line method over the lesser of the remaining lease term (assuming renewal) or the useful life of the leasehold. Maintenance and repairs that do not extend the useful life of the respective assets are charged to operations as incurred.

Earnings (Loss) Per Share

Earnings (Loss) per common share represents the amount of earnings (loss) for the period available to each share of common stock outstanding during the reporting period. Diluted earnings (loss) per share reflects the amount of earnings (loss) for the period available to each share of common stock outstanding during the reporting period, while giving effect to all potentially dilutive common shares that were outstanding during the period, such as common shares that could result from the potential exercise or conversion of securities into common stock. The computation of diluted earnings (loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect on earnings (loss) per share.

All potential dilutive securities made up of 18,500,000 warrants issued in connection with a private placement and 3,120,000 shares issuable under outstanding stock options were anti-dilutive as of March 31, 2007.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using tax rates and laws expected to be in effect when the differences are expected to reverse. Valuation allowances are provided against deferred tax assets for which it has been determined that it is unlikely the value of the deferred tax assets will be realized.

Stock Based Compensation

The Company measures compensation cost to employees from our equity incentive plan in accordance with Statement of Financial Accounting Standards No. 123(R) ("SFAS 123 (R)"). SFAS 123(R) requires an issuer to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and eliminated the exception to account for such awards using the intrinsic method previously allowable under APB No. 25. SFAS 123(R) requires equity compensation issued to employees to be expensed over the requisite service period (usually the vesting period).

The Company measures compensation cost issued to non-employees in accordance with Emerging Issues Task Force 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services", and Emerging Issues Task Force 00-18, "Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees". EITF 96-18 requires an issuer to measure the cost of the services at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable at the measurement date.

New Accounting Standards

The Company does not believe that any recently issued and effective pronouncements would have a material effect on the accompanying financial statements.

NOTE 4 - GOING CONCERN

As shown in the accompanying financial statements, as is typical of companies going through the development stage, the Company incurred a net (loss) for the period ended March 31, 2007. The Company is currently in the development stage, and there is no guarantee whether the Company will be able to generate enough revenue and/or raise capital to support current operations and generate anticipated sales. This raises substantial doubt about the Company's ability to continue as a going concern. Management believes that the Company's future capital requirements will depend on many factors, including the success of the Company's ethanol plant development efforts. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 5 - CONCENTRATIONS

The Company maintains cash balances at financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At March 31, 2007, the Company’s cash and cash equivalent’s exceeded federally insured limits by $4,370,000.

NOTE 6 - PROPERTY AND EQUIPMENT

At March 31, 2007 property and equipment consist of the following:

Computer equipment and software	$150,569
Furniture and fixtures	40,929
Leasehold improvements	51,457
Vehicles	58,161
Construction in progress	2,075,684
Less accumulated depreciation and amortization	(23,897)
Total	$2,352,903

The majority component of the construction in progress relates to Project Development Agreements with Delta-T Corporation, dated August 6, 2006 and August 30, 2006, each of which provides for general project development and preliminary engineering services and providing a basic process engineering package suitable for estimating construction costs by third parties for an ethanol plant to be sited in Franklin County, Illinois and at SEMO, Scott City, Missouri. The cost incurred by the Company under each of these agreements for preliminary engineering is $750,000. Upon completion of the services to be provided under the agreements, the Company will either negotiate a contract with Delta-T for the construction of the facility or will enter into a technology transfer, engineering and equipment procurement contract, pursuant to which the Company will pay a one-time technology licensing fee of $3,000,000 per facility.

Depreciation expense for the period ended March 31, 2007 was $13,679.

NOTE 7 - NOTES PAYABLE

Notes payable consists of the long term outstanding balance on secured borrowings related to the purchase of two vehicles, one purchased for $31,408 with a non-interest bearing note with a monthly payment of $523 over 5 years starting December 2006 and the other for $26,753 with a note bearing an interest rate 9.19% with a monthly payment of $668 over 4 years starting January 2007. Interest expense incurred for the period ended March 31, 2007 was $604.

The following is a schedule by year of future payments required under these notes:

Year ending December 31:
2007	$8,587
2008	12,638
2009	13,247
2010	13,909
2011	5,762
Total	$54,143

NOTE 8 - STOCKHOLDERS’ EQUITY

Private Offering

Prior to and as a condition of the Merger between a subsidiary of Ethanex Energy, Inc. and EENA (See NOTE 1), EENA closed a private placement offering of 20 million units of securities. Each unit consisted of one share of class B common stock and a warrant to purchase one share of class B common stock for a period of five years at an exercise price of $1.50 per share. The investors in the offering collectively purchased 20 million units for a total consideration of $20,000,000. The warrants have been treated as permanent equity instruments pursuant to EITF 00-19. The proceeds were all allocated to the class B common stock as the value of the warrants at date of issuance was negligible. EENA paid professional fees, commission and a finder’s fee of $964,441 in connection with the offering which has been recorded as a reduction to additional paid-in capital.

In connection with the private placement offering EENA entered into a Registration Rights Agreement with the investors in the offering, which has been assumed by the Company. Under the terms of the Registration Rights Agreement, the Company was obligated to file a registration statement with the SEC covering the Company’s common stock received by holders of EENA’s class B stock in the Merger within 90 days of the Merger which occurred on September 1, 2006. If the Company failed to file a registration statement within 90 days, the reverse merger or the registration statement would fail to become effective within 90 days of filing and the Company would become liable for liquidated damages at a rate equal to 1% per month of the investors purchase price in the offering. The Company amended the Registration Rights Agreement to extend the deadline and filed the registration statement timely in January 2007. The Company has further amended the Registration Rights Agreement to provide that if the registration statement is not declared effective by June 29, 2007 then the Company will become liable for liquidated damages at a rate equal to 1% per month of the investors purchase price in the offering plus a one time payment of 3% of the purchase price. The likelihood of the Company having to make any payments under the arrangement has been assessed as remote as of the date of the agreement and therefore none of the proceeds were allocated to a contingent liability nor was any contingency accrued for at December 31, 2006 pursuant to FSP EITF 00-19-2.

Stock Outstanding

The Articles of Incorporation of the Company, as amended to date, authorize the issuance of 300,000,000 shares of common stock and 10,000,000 shares of preferred stock, each having a par value of $0.001 per share. As of March 31, 2007, there were 64,236,889 shares of common stock outstanding. At March 31, 2007, the Company was authorized to issue 10,000,000 shares of “blank check” preferred stock, none of which has been designated, issued or outstanding. The Board of Directors is vested with authority to divide the shares of preferred stock into series and to fix and determine the relative rights and preferences of the shares of any such series.

Stock Warrants

In connection with the Private Offering (see above), EENA granted warrants to purchase 20,000,000 shares of the EENA’s class B common stock exercisable at $1.50 per share. In the Merger, these warrants became warrants to purchase 20,000,000 shares of the Company’s common stock on the same terms. The warrants expire on September 1, 2011.

A summary of the status of the Company’s outstanding stock warrants as of March 31, 2007, is as follows:

	Shares	Weighted- Average Exercise Price
Outstanding at December 31, 2006	18,500,000	$1.50

Granted	—	—

Exercised	—	—

Forfeited	—	—

Outstanding at March 31, 2007	18,500,000	$1.50

Exercisable at March 31, 2007	18,500,000	$1.50

NOTE 9 - STOCK BASED COMPENSATION

In connection with the Agreement and Plan of Merger (See Note 1) the Company issued 1,300,000 common shares to three consultants. The company recorded an expense of $1,300,000 which represented the fair value of the shares on the measurement date.

Equity Plans

Effective as of September 1, 2006, the Company’s Board of Directors and Stockholders approved and adopted the 2006 Equity Incentive Plan (the “2006 Plan”). The 2006 Plan allowed for the issuance of incentive stock options, non-qualified stock options and restricted stock to eligible employees and outside directors and consultants of the Company. The Company reserved 2,000,000 shares of common stock for issuance under the 2006 Plan. The exercise price of any option granted under the 2006 Plan could not be less than the fair value of the Company’s common stock on the date of grant.

Effective as of December 1, 2006, the Company’s Board of Directors and Stockholders terminated the 2006 Plan and approved and adopted the Omnibus Equity Incentive Plan (the “New Plan”). The New Plan allows for the issuance of non-qualified stock options and restricted stock awards, which are restricted shares of common stock, to eligible employees and outside directors and consultants of the Company. Incentive awards may be granted pursuant to the plan for 10 years from the date of the plan’s inception. The Board reserved a total of 7,500,000 shares of our common stock for issuance under the New Plan.

Stock Options

On September 1, 2006, the Company granted 1,000,000 stock options to four Company officers under the 2006 Plan. Each officer received 250,000 options. On October 9, the Company granted 100,000 options pursuant to the 2006 Plan to a consultant for services. On December 1, 2006 the Company granted 1,720,000 options to Company officers and employees and 300,000 options to a consultant for services under the New Plan.

The estimated fair value of the Company’s stock options is determined using the Black-Scholes option valuation model that uses various assumptions as noted in the table below. The weighted-average grant date fair value of employee stock options granted was $1.13 per share.

Expected volatility	56% - 84%
Expected dividends	0%
Expected term	3.5-6 years
Risk-free rate	4.4% - 4.7%

To address the lack of historical volatility data for the Company, expected volatility is based on volatilities of peer companies. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected term assumption was determined in accordance with guidance set forth in SAB 107, which provides a “simplified method” for estimating the expected term for stock options granted prior to December 31, 2007. The simplified method may be applied to stock options that (1) are granted at-the-money; (2) have exercisability conditioned only on completion of a service condition through the vesting date; (3) require that employees who terminate their service prior to vesting must forfeit the options; (4) provide that employees who terminate their service after vesting are granted limited time to exercise their stock options (typically 30-90 days), and (5) are non-transferable and non-hedgable. The simplified method is based on the vesting period and the contractual term for each vesting-tranche for awards with graded vesting. The time from the grant date until the mid-points for each tranche is averaged to provide an overall expected term.

A summary of option activity as of March 31, 2007 is presented below:

	Shares	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2006	3,120,000	$1.92	1.92

Granted	—	—	—
Exercised	—	—	—
Forfeited or expired	—	—	—

Outstanding at March 31, 2007	3,120,000	$1.92	9.71

Exercisable at March 31, 2007	33,333	$4.48	10.0

Compensation expense is amortized on a straight-line basis over the requisite service period for the entire award, which is generally the maximum vesting period of the award, and if necessary, is adjusted to ensure that the amount recognized is at least equal to the vested (earned) compensation. The total expense recognized to date in 2007 for issuance of stock options is $480,000. Total unrecognized compensation cost related to unvested stock options was $2,708,000, which is expected to be recognized over a weighted-average period of 2.8 years.

Upon option exercise, the Company issues new shares of stock.

Restricted Shares

On December 1, 2006, the Company granted and issued 1,461,889 non-vested restricted shares, of which 166,667 were granted to a consultant for services rendered and the balance were granted to officers and employees of the Company. Under FAS 123R, the fair value of the Company’s restricted stock awards is based on the grant date fair value of the common stock.

A summary of the status of the Company's non-vested restricted shares as of March 31, 2007 and changes during the period then ended is presented below:

	Shares	Weighted - Average Grant Date Fair Value
Restricted shares at December 31, 2006	1,461,889	2.25

Issued	—	$—
Vested	—	—
Forfeited	—	—

Restricted shares at March 31, 2007	1,461,889	$2.25

Compensation expense is amortized on a straight-line basis over the requisite service period for the entire award, which is generally the maximum vesting period of the award, and if necessary, is adjusted to ensure that the amount recognized is at least equal to the vested (earned) compensation. The total expense recognized to date in 2007 for issuance of non-vested restricted shares is $700,000 and at March 31, 2007, the total related unrecognized compensation was $2,354,000, which is expected to be recognized over a period of 3 years.

The shares carry all rights of a stockholder except that transferability is restricted. Restrictions are lifted when shares are vested and appropriate arrangements have been made for the payment of taxes as set forth in the New Plan.

NOTE 10 - BENEFIT FROM INCOME TAXES

Deferred income taxes are determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company's assets and liabilities. Deferred income taxes will be measured based on the tax rates expected to be in effect when the temporary differences are included in the Company's tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

At March 31, 2007, the deferred tax asset approximated the following:

Deferred tax asset	$3,953,860
Less: Valuation allowance	(3,953,860)
Net deferred tax asset	$—

At March 31, 2007, the Company had an accumulated deficit in the amount of approximately $11,629,000, available to offset future taxable income through 2026. The Company established a valuation allowance equal to the full amount of the deferred tax asset due to the uncertainty of the utilization of the operating losses in future periods.

NOTE 11 - AGREEMENT AND PLAN OF MERGER AND REORGANIZATION WITH IPT ETHANOL, INC.

On August 3, 2006, EENA acquired all of the capital stock of IPT Ethanol, Inc. from Industrial Power Technology, its sole stockholder. IPT Ethanol, Inc. is a privately held corporation formed on July 18, 2006 and has had no operations from its date of inception through December 31, 2006. Prior to the closing, Industrial Power Technology assigned to IPT Ethanol, Inc. its rights to a letter of understanding with an energy provider in the State of Kansas (the “Utility”). The letter of understanding provides for a joint evaluation of the environmental and operational impact of constructing a 132 MMGY ethanol plant at a Utility location. Upon the receipt of favorable results from the joint evaluation and upon the satisfactory negotiation of business terms between the Utility and IPT Ethanol, Inc. for the development of the proposed plant, Utility and IPT Ethanol, Inc. intend to enter into a definitive agreement to construct an ethanol plant at the Utility location in Kansas. EENA paid $500,000 in cash for the acquisition of IPT Ethanol, Inc. The entire purchase price was allocated to the rights to the letter of understanding. The price was determined by negotiation with the sole owner and manager, Robert C. Walther, in an arms length transaction. Mr. Walther subsequently joined the Company as executive chairman. IPT Ethanol, Inc. had no assets and liabilities other than the rights to the letter of understanding with the Utility. Since the letter provided no benefit except an exclusive, short period of investigation it was deemed to have no continuing value and therefore was immediately expensed as an impairment.

NOTE 12 - JOINT VENTURES

SEMO Milling, LLC

On August 4, 2006, EENA, a wholly owned subsidiary of Ethanex Energy, Inc., entered into a joint venture agreement with SEMO Milling, LLC, (“SEMO”, a privately held company) for the purpose of manufacturing, distributing and selling ethanol and ethanol based products and corn-based products in a production plant to be co-located with a dry corn mill production facility.

Through March 31, 2007, the Company spent $3,770,115 related to the joint venture, $2,000,000 of which is a deposit against the initial capital contribution of $30 million and $1,770,115 is for the design and construction of an ethanol plant. As more fully described in Note 2, the Agreement was terminated on April 28, 2007 and the Company incurred an impairment charge of $2,734,555, which included the $2.0 million deposit and $734,555 of site specific development costs that were deemed to have no ongoing value.

Star Ethanol, LLC

In August 2006, the Company entered into a letter agreement with Star Ethanol, LLC (“Star”) and on September 17, 2006 entered into a joint venture agreement with Star to construct and operate an ethanol facility in Franklin County, Illinois utilizing fractionation technology in the production of ethanol and ethanol related products. The joint venture will operate as Ethanex Southern Illinois, LLC (“Ethanex Southern”).The Company’s initial membership interest in Ethanex Southern is 85% and Star’s initial membership interest is 15%. Star has the right to secure an additional 10% membership interest through additional capital contributions made before the mechanical completion of the facility. The Company has provided an initial contribution of $2,000,000 against an anticipated total contribution of $63,750,000. Star’s initial contribution to the joint venture will be $11,250,000, which is 15% of the anticipated cost of the construction. Due to the Company’s controlling financial interest in this joint venture it has been consolidated as of March 31, 2007. In the event Star is unable to make its initial contribution, the Company has agreed to advance Star up to $4,000,000 toward its initial contribution in the form of a senior subordinated debenture, which will bear interest at the rate of 11% per year. Ethanex Southern is a development stage entity and the Company is responsible for securing the financing necessary to complete the plant as well as oversee its design and construction. Ethanex Southern contributed $34,000 of interest income and $47,000 of expenses to the consolidated financial statements for the period ended March 31, 2007. Assets of the joint venture totaled $2,512,000, which consisted of cash and construction in progress. Liabilities of the joint venture totaled $54,000 for accrued expenses.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Employment Agreements

The Company has entered into employment agreements with certain key personnel which generally provide for a base salary, yearly bonuses subject to the Company achieving certain target performance levels as set by the board, stock options, restricted stock and other benefits, including severance pay. Termination of the agreements may be made by either party with advance notice. All related stock options and restricted stock were granted in 2006.

Operating Leases

On July 17, 2006, EENA entered into a non-cancelable lease for its office premises with a term of one year. Under the leasing arrangement the Company pays the expenses related to the leased property. The base annual rent under the operating lease is $11,100. The lease may be renewed at our option for a period of five years with an annual increase in rent expense of 3% per year. On March 15, 2007, Ethanex Energy, Inc., entered into a new non-cancelable lease arrangement for expanded office premises with a term of eighteen months, which replaced the previous lease entered into on July 17, 2006 by EENA. Under the new lease, the Company pays the expense related to the leased property. The base annual rent under the operating lease is $20,400. The lease may be renewed at our option for a period of five years with an annual increase in rent expense of 3% per year.

The following is a schedule by year of future minimum rental payments required under this lease:

Year ending December 31:
2008	$15,300
Total	$15,300

On October 11, 2006, the Company entered into a non-cancelable lease for office premises in Charleston, South Carolina commencing November 1, 2006 for a term of five years. The base annual rent under the operating lease for the initial year is $18,590.

The following is a schedule by year of future minimum rental payments required under this lease:

Year ending December 31:
2007	$14,012
2008	19,244
2009	19,821
2010	20,415
2011	17,436
Total	$90,928

Total rental expense for the period was $7,423.

Litigation

In February 2007, the Company learned that our former outside legal counsel, Louis W. Zehil, who at the time was a partner at the law firm of McGuireWoods LLP, and who was our corporate secretary until February 22, 2007, had been named a defendant in a civil lawsuit by the SEC for violations of the antifraud and registration provisions of the federal securities laws. Mr. Zehil also was named a defendant in a criminal proceeding brought by the U.S. Attorney for the Southern District of New York involving similar matters. Both of these lawsuits relate to actions Mr. Zehil is alleged to have taken to trade shares of our common stock.

Persons who purchased shares directly from Mr. Zehil may have a rescission right against Mr. Zehil. Such persons also may try to claim that this rescission right extends to the Company. One or more of the investors in the Offering, in which Mr. Zehil acquired the shares that he subsequently is alleged to have sold improperly, may also try to claim a rescission right based upon Mr. Zehil’s conduct. It is also possible that one or more of our stockholders could claim that they suffered a loss and attempt to hold the Company responsible. We also may incur significant legal and other costs in connection with our internal investigation of this matter, any litigation we may become involved in and/or our cooperation with the SEC.

The Company is unaware of facts or circumstances to suggest that it is probable that such claims would be made against the Company. As of March 31, 2007, there has been no formal discovery process involving the Company or any of the other six companies involved in the Zehil matter, the results of which are available to the Company. Moreover, the Company believes that should any claims be made against the Company, the Company would have substantial cross- and third-party claims against Mr. Zehil and his former law firm and that, accordingly, the Company does not currently believe that there is a material risk that the Company would ultimately incur material financial or other harm. Moreover, the Company is unable to quantify the dollar amount of securities that could be subject to a rescission offer because the securities were allegedly sold over a two month period, at various times and prices, to unidentified purchasers. The possibility of assertion of a rescission demand is highly uncertain and no such assertion has been made or threatened, and any potential damages are not reasonably estimable, therefore, an accrual for potential rescission claims has not be included in the Company’s consolidated financial statements.

ETHANEX ENERGY, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2006

ASSETS

Current assets
Cash and cash equivalents	$5,961,775
Investments	6,950,000
Other current assets	66,430
Total current assets	12,978,205

Property and equipment, net	1,201,106

Investment in joint venture	3,727,211

Other Assets	3,999

TOTAL ASSETS	$17,910,521

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accrued expenses	$1,054,271
Current portion notes payable	11,558
Total current liabilities	1,065,829

Notes payable	45,556

TOTAL LIABILITIES	1,111,385

Minority interest in equity of subsidiary	486,481

Stockholders’ Equity
Preferred stock, $.001 par value; 10,000,000 shares authorized, no shares issued and outstanding	—
Common stock, $.001 par value; 300,000,000 shares authorized, 63,986,889 issued and outstanding	63,987
Additional paid-in capital	22,812,489
(Deficit) accumulated during the development stage	(6,563,821)

TOTAL STOCKHOLDERS' EQUITY	16,312,655

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$17,910,521

  See notes to consolidated financial statements.

ETHANEX ENERGY, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD MAY 31, 2006 (INCEPTION) TO DECEMBER 31, 2006

Operating Revenues	$—

Cost of Sales	—

Gross Profit	—

General and administrative expense	6,303,355

Impairment in IPT Ethanol	500,000

Total operating expenses	6,803,355

Operating (loss)	(6,803,355)

Interest Income	236,796

Minority interest in income of consolidated subsidiary	2,738

(Loss) before provision for income tax	(6,563,821)

Provision for income tax	—

Net (loss)	$(6,563,821)

(Loss) per share	$(.10)

Weighted average shares outstanding	62,877,816

See notes to consolidated financial statements.

ETHANEX ENERGY, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE PERIOD MAY 31, 2006 (INCEPTION) TO DECEMBER 31, 2006

								Deficit
			Class A		Class B		Additional	Accumulated-	Total
	Common Stock		Common Stock		Common Stock		Paid-in	Development	Stockholders’
	Shares	Par	Shares	Par	Shares	Par	Capital	Stage	Equity

Balance May 31, 2006	—	$—	—	$—	—	$—	$—	$—	$—

Issuance of stock	400	4	—	—	—	—	—	—	4

Private offering, net of fees	—	—	—	—	20,000,000	200,000	18,835,559	—	19,035,559

Recapitalization prior to reverse merger	(400)	(4)	34,000,000	340,000	—	—	(339,996)	—	—

Stock conversion related to reverse merger	60,000,000	60,000	(34,000,000)	(340,000)	(20,000,000)	(200,000)	480,000	—	—

Stock issued to consultants for services related to merger	1,025,000	1,025	—	—	—	—	1,023,975	—	1,025,000

Issue of stock upon exercise of stock warrants	1,500,000	1,500	—	—	—	—	2,248,500	—	2,250,000

Employee compensation-stock options	—	—	—	—	—	—	185,681	—	185,681

Stock options granted for consulting services	—	—	—	—	—	—	145,494	—	145,494

Restricted stock issued for consulting services	166,667	167	—	—	—	—	15,618	—	15,785

Employee compensation-restricted stock issued	1,295,222	1,295	—	—	—	—	217,658	—	218,953

Net (loss)	—	—	—	—	—	—	—	(6,563,821)	(6,563,821)

Balance December 31, 2006	63,986,889	$63,987	—	$—	—	$—	$22,812,489	$(6,563,821)	$16,312,655

See notes to consolidated financial statements.

ETHANEX ENERGY, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD MAY 31, 2006 (INCEPTION) TO DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	$(6,563,821)
Adjustments to reconcile net (loss) to net cash used in operating activities:
Stock based compensation	404,634
Stock based compensation for consulting services	1,186,278
Impairment(loss) in IPT Ethanol	500,000
Depreciation	10,218
Change in assets and liabilities:
(Increase) in other current assets	(66,430)
(Increase) in other assets	(3,998)
Increase in accrued expenses	1,051,537

Net cash used by operating activities	(3,481,582)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,153,163)
Proceeds from sale of investments	11,150,000
Purchase of investments	(18,100,000)
Investment in joint venture and IPT Ethanol	(4,227,211)

Net cash used by investing activities	(12,330,374)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock	21,285,559
Member contribution	489,219
Principal payment on notes payable	(1,047)

Net cash provided by financing activities	21,773,731

Increase in cash and cash equivalents	5,961,775

Cash and cash equivalents May 31, 2006 (inception)	—

Cash and cash equivalents December 31, 2006	$5,961,775

Supplemental information :
Cash paid for:
Interest	—
Income Tax	—

Non-cash financing and investing activities:
Acquisition of assets by entering into note payable	$58,161
Stock based compensation	404,634
Stock based compensation for consulting services	1,186,278

See notes to consolidated financial statements.

ETHANEX ENERGY, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - BASIS OF PRESENTATION AND NATURE OF BUSINESS AND ORGANIZATION

Ethanex Energy, Inc. (the “Company”) is a development stage company which plans to engage in the business of producing fuel ethanol through the ownership and operation of ethanol plants. The ethanol expected to be produced by plants constructed or acquired by the Company is intended to be used by refineries as a blend component in the U.S. gasoline fuel market. Additionally, the Company anticipates that the plants will produce dried distilled grains, which are used in the manufacture of various animal feeds, and other corn by-products, including food grade corn oil.

On September 1, 2006, Ethanex Energy North America, Inc. (“EENA”) entered into an Agreement and Plan of Merger and Reorganization (“Merger”) with Ethanex Energy, Inc, a publicly held corporation and its wholly owned subsidiary Ethanex North America Acquisition Corporation. Pursuant to the merger the holders of EENA’s capital stock before the merger surrendered all of their issued and outstanding class A and class B common shares in exchange for 46 million shares of Ethanex Energy, Inc.’s common stock. The holders of EENA’s class A common stock received an aggregate of 26 million shares and the holders of EENA’s class B common stock received an aggregate  of 20 million shares. The shareholders of Ethanex Energy, Inc. prior to the merger retained 14 million shares of common stock in the public company.

The above transaction has been accounted for as a reverse merger (recapitalization) with EENA being deemed the accounting acquirer and Ethanex Energy, Inc. being deemed the legal acquirer. Accordingly, the historical financial information presented in the financial statements is that of EENA (since May 31, 2006, its date of inception) as adjusted to give effect to any difference in the par value of the issuer’s and the accounting acquirer’s stock with an offset to additional paid-in capital. The basis of the assets and liabilities of EENA, the accounting acquirer, has been carried over in the recapitalization.

The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (SFAS) No. 7, " Accounting and Reporting by Development Stage Enterprises ". The Company has devoted substantially all of its efforts to business planning and development. Additionally, the Company has allocated a substantial portion of its time and investment in preparations for the construction of ethanol plants and the raising of capital.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Ethanex Energy, Inc., and its majority-owned subsidiary, Ethanex Southern Illinois, LLC. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Arrangements with other business enterprises are evaluated, and those in which the Company is determined to have a controlling interest are consolidated. The Company has adopted Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities (FIN 46R). FIN 46R addresses the consolidation of business enterprises to which the usual condition of consolidation (ownership of majority voting interest) does not apply. This interpretation focuses on controlling financial interests that may be achieved through arrangements that do not involve voting interests. The interpretation considers a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities to be the best evidence of control. The Company shall consolidate a variable interest entity if the Company is deemed to be the primary financial beneficiary, which is determined by evaluating whether the Company absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both.

ETHANEX ENERGY, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For financial statement presentation purposes, the Company considers short-term, highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

Investments

Investments are short-term investments in auction rate securities. The interest rates reset through an auction process at predetermined periods every 28 days. Due to the frequent nature of the reset feature, the investment’s market price approximates its fair value; therefore, the realized or unrealized gains or losses associated with these marketable securities are immaterial.

Property and Equipment, Depreciation and Amortization

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets, which is 5 years for all property and equipment currently in service. Amortization of leasehold improvements is computed utilizing the straight-line method over the lesser of the remaining lease term (assuming renewal) or the useful life of the leasehold. Maintenance and repairs that do not extend the useful life of the respective assets are charged to operations as incurred.

Earnings (Loss) Per Share

Earnings (Loss) per common share represents the amount of earnings (loss) for the period available to each share of common stock outstanding during the reporting period. Diluted earnings (loss) per share reflects the amount of earnings (loss) for the period available to each share of common stock outstanding during the reporting period, while giving effect to all potentially dilutive common shares that were outstanding during the period, such as common shares that could result from the potential exercise or conversion of securities into common stock. The computation of diluted earnings (loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect on earnings (loss) per share.

All potentially dilutive securities, made up of 18,500,000 warrants issued in connection with a private placement and 3,120,000 shares issuable under outstanding stock options, were anti-dilutive as of December 31, 2006.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using tax rates and laws expected to be in effect when the differences are expected to reverse. Valuation allowances are provided against deferred tax assets for which it has been determined that it is unlikely the value of the deferred tax assets will be realized.

ETHANEX ENERGY, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Stock Based Compensation

The Company measures compensation cost related to grants of stock based awards to employees from our equity incentive plan in accordance with Statement of Financial Accounting Standards No. 123(R) ("SFAS 123 (R)"). SFAS 123(R) requires an issuer to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and eliminated the exception to account for such awards using the intrinsic method previously allowable under APB No. 25. SFAS 123(R) requires equity compensation issued to employees to be expensed over the requisite service period (usually the vesting period).

The Company measures compensation cost related to stock or stock based awards issued to non-employees in accordance with Emerging Issues Task Force 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services", and Emerging Issues Task Force 00-18, "Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees". EITF 96-18 requires an issuer to measure the cost of the services at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable at the measurement date.

Development Stage

The Company is considered to be in the developmental stage as defined in Statement of Financial Accounting Standards(SFAS) NO 7, "Accounting and Reporting by Development Stage Enterprises" as interpreted by the Securities and Exchange Commission. The Company is devoting substantially all of its efforts to the development of its business plan.

New Accounting Standards

The Company does not believe that any recently issued and effective pronouncements would have a material effect on the accompanying financial statements.

NOTE 3 -  GOING CONCERN

As shown in the accompanying financial statements, as is typical of companies going through the development stage, the Company incurred a net (loss) for the period May 31, 2006 (inception) to December 31, 2006. The Company is currently in the development stage, and there is no guarantee whether the Company will be able to generate enough revenue and/or raise capital to support current operations and generate anticipated sales. This raises substantial doubt about the Company's ability to continue as a going concern. Management believes that the Company's future capital requirements will depend on many factors, including the success of the Company's ethanol plant development efforts. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 4 - CONCENTRATIONS

The Company maintains cash balances at financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006, the Company’s cash and cash equivalent’s exceeded federally insured limits by $5,862,000.

ETHANEX ENERGY, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 5 - PROPERTY AND EQUIPMENT

At December 31, 2006 property and equipment consist of the following:

Computer equipment and software	$146,775
Furniture and fixtures	40,929
Leasehold improvements	15,704
Vehicles	58,161
Construction in progress	949,755
Less accumulated depreciation and amortization	(10,218)
Total	$1,201,106

The largest component of the construction in progress relates to an expenditure of $750,000 for a technology license for an ethanol facility in Franklin County, Illinois. Depreciation expense for the period ended December 31, 2006 was $10,218.

NOTE 6 - NOTES PAYABLE

Notes payable consists of the long term outstanding balance on secured borrowings related to the purchase of two vehicles, one purchased for $31,408 with a non-interest bearing note with a monthly payment of $523 over 5 years starting December 2006 and the other for $26,753 with a note bearing an interest rate 9.19% with a monthly payment of $668 over 4 years starting January 2007. There was no related interest expense incurred in 2006.

The following is a schedule by year of future payments required under these notes:

Year ending December 31:
2007	$11,558
2008	12,638
2009	13,247
2010	13,909
2011	5,762
Total	$57,114

ETHANEX ENERGY, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 7 - STOCKHOLDERS’ EQUITY

Private Offering

Prior to and as a condition of the Merger between a subsidiary of Ethanex Energy, Inc. and EENA (See NOTE 1), EENA closed a private placement offering of 20 million units of securities. Each unit consisted of one share of class B common stock and a warrant to purchase one share of class B common stock for a period of five years at an exercise price of $1.50 per share. The investors in the offering collectively purchased 20 million units for a total consideration of $20,000,000. The warrants have been treated as permanent equity instruments pursuant to EITF 00-19. The proceeds were all allocated to the class B common stock as the value of the warrants at date of issuance was negligible. EENA paid professional fees, commission and a finder’s fee of $964,441 in connection with the offering which has been recorded as a reduction to additional paid-in capital.

In connection with the private placement offering EENA entered into a Registration Rights Agreement with the investors in the offering, which has been assumed by the Company. Under the terms of the Registration Rights Agreement, the Company was obligated to file a registration statement with the SEC covering the Company’s common stock received by holders of EENA’s class B stock in the Merger within 90 days of the Merger which occurred on September 1, 2006. If the Company failed to file a registration statement within 90 days, the reverse merger or the registration statement would fail to become effective within 90 days of filing and the Company would become liable for liquidated damages at a rate equal to 1% per month of the investors purchase price in the offering. The Company received a consent from the holders of a majority of the securities under the Registration Rights Agreement to extend the deadline and filed the registration statement in January 2007.   The likelihood of the Company having to make any payments under the arrangement has been assessed as remote and therefore none of the proceeds were allocated to a contingent liability nor was any contingency accrued for at December 31, 2006 pursuant to FSP EITF 00-19-2.

Stock Outstanding

The Articles of Incorporation of the Company, as amended to date, authorize the issuance of 300,000,000 shares of common stock and 10,000,000 shares of preferred stock, each having a par value of $0.001 per share. As of December 31, 2006 there were 63,986,889 shares of common stock outstanding. At December 31, 2006 the Company was authorized to issue 10,000,000 shares of “blank check” preferred stock, none of which has been designated or issued or is outstanding. The Board of Directors is vested with authority to divide the shares of preferred stock into series and to fix and determine the relative rights and preferences of the shares of any such series.

Stock Warrants

In connection with the private placement offering (see above), EENA granted warrants to purchase 20,000,000 shares of the EENA’s class B common stock exercisable at $1.50 per share. In the Merger, these warrants became warrants to purchase 20,000,000 shares of the Company’s common stock on the same terms. The warrants expire on September 1, 2011.

ETHANEX ENERGY, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

A summary of the status of the Company’s outstanding stock warrants as of December 31, 2006 is as follows:

	Shares	Weighted- Average Exercise Price
Outstanding at May 31, 2006 (Date of Inception)	—	$—

Granted	20,000,000	1.50

Exercised	1,500,000	1.50

Forfeited	—	—

Outstanding at December 31, 2006	18,500,000	$1.50

Exercisable at December 31, 2006	18,500,000	$1.50

NOTE 8 - STOCK BASED COMPENSATION

In connection with the Agreement and Plan of Merger (See Note 1) the Company issued 1,025,000 common shares to two consultants. The company recorded an expense of $1,025,000 which represented the fair value of the shares on the measurement date.

Equity Plans

Effective as of September 1, 2006, the Company’s Board of Directors and Stockholders approved and adopted the 2006 Equity Incentive Plan (the “2006 Plan”). The 2006 Plan allowed for the issuance of incentive stock options, non-qualified stock options and restricted stock to eligible employees and outside directors and consultants of the Company. The Company reserved 2,000,000 shares of common stock for issuance under the 2006 Plan. The exercise price of any option granted under the 2006 Plan could not be less than the fair value of the Company’s common stock on the date of grant.

Effective as of December 1, 2006, the Company’s Board of Directors terminated the 2006 Plan and approved and adopted the Omnibus Equity Incentive Plan (the “New Plan”). The New Plan allows for the issuance of non-qualified stock options and restricted stock awards, which are restricted shares of common stock, to eligible employees and outside directors and consultants of the Company. Incentive awards may be granted pursuant to the plan for 10 years from the date of the plan’s inception. The Board reserved a total of 7,500,000 shares of our common stock for issuance under the New Plan.

Stock Options

On September 1, 2006, the Company granted 1,000,000 stock options to four Company officers under the 2006 Plan. Each officer received 250,000 options. On October 9, the Company granted 100,000 options pursuant to the 2006 Plan to a consultant for services.

ETHANEX ENERGY, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

On December 1, 2006 the Company granted 1,720,000 options to Company officers and employees and 300,000 options to a consultant for services under the New Plan.

The estimated fair value of the Company’s stock options is determined using the Black-Scholes option valuation model that uses various assumptions as noted in the table below. The weighted-average grant date fair value of employee stock options granted was $1.13 per share.

Expected volatility	56% - 84%
Expected dividends	0%
Expected term	3.5-6 years
Risk-free rate	4.4% - 4.7%

To address the lack of historical volatility data for the Company, expected volatility is based on volatilities of peer companies. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected term assumption was determined in accordance with guidance set forth in SAB 107, which provides a “simplified method” for estimating the expected term for stock options granted prior to December 31, 2007. The simplified method may be applied to stock options that (1) are granted at-the-money; (2) have exercisability conditioned only on completion of a service condition through the vesting date; (3) require that employees who terminate their service prior to vesting must forfeit the options; (4) provide that employees who terminate their service after vesting are granted limited time to exercise their stock options (typically 30-90 days), and (5) are non-transferable and non-hedgable. The simplified method is based on the vesting period and the contractual term for each vesting-tranche for awards with graded vesting. The time from the grant date until the mid-points for each tranche is averaged to provide an overall expected term.

A summary of option activity as of December 31, 2006 is presented below:

	Shares	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Term

Outstanding at May 31, 2006 (Date of Inception)	—	$—	—

Granted	3,120,000	1.92	—
Exercised	—	—	—
Forfeited or expired	—	—	—

Outstanding at December 31, 2006	3,120,000	$1.92	9.71

Exercisable at December 31, 2006	33,333	$4.48	10.0

ETHANEX ENERGY, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Compensation expense is amortized on a straight-line basis over the requisite service period for the entire award, which is generally the maximum vesting period of the award, and if necessary, is adjusted to ensure that the amount recognized is at least equal to the vested (earned) compensation. The total expense recognized in 2006 for issuance of stock options was $332,000. Total unrecognized compensation cost related to unvested stock options was $3,188,000, which is expected to be recognized over a weighted-average period of 2.8 years.

Upon option exercise, the Company issues new shares of stock.

Restricted Shares

On December 1, 2006, the Company granted and issued 1,461,889 non-vested restricted shares, of which 166,667 were granted to a consultant for services rendered and the balance were granted to officers and employees of the Company . Under FAS 123R, the fair value of the Company’s restricted stock awards is based on the grant date fair value of the common stock.

A summary of the status of the Company's non-vested restricted shares as of December 31, 2006 and changes during the period then ended is presented below:

	Shares	Weighted - Average Grant Date Fair Value
Restricted shares at May 31, 2006 (Date of Inception)	—	—

Issued	1,461,889	$2.25
Vested	—	—
Forfeited	—	—

Restricted shares at December 31, 2006	1,461,889	$2.25

Compensation expense is amortized on a straight-line basis over the requisite service period for the entire award, which is generally the maximum vesting period of the award, and if necessary, is adjusted to ensure that the amount recognized is at least equal to the vested (earned) compensation. The total expense recognized in 2006 for issuance of non-vested restricted shares was $235,000 and at December 31, 2006, the total related unrecognized compensation was $3,054,000, which is expected to be recognized over a period of 3 years.

The shares carry all rights of a stockholder except that transferability is restricted. Restrictions are lifted when shares are vested and appropriate arrangements have been made for the payment of taxes as set forth in the New Plan.

NOTE 9 - BENEFIT FROM INCOME TAXES

Deferred income taxes are determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company's assets and liabilities. Deferred income taxes will be measured based on the tax rates expected to be in effect when the temporary differences are included in the Company's tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

ETHANEX ENERGY, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

At December 31, 2006, the deferred tax asset approximated the following:

Deferred tax asset	$2,232,000
Less: Valuation allowance	(2,232,000)
Net deferred tax asset	$—

At December 31, 2006, the Company had an accumulated deficit in the amount of approximately $6,564,000, which will be available to offset future taxable income through 2026. The Company established a valuation allowance equal to the full amount of the deferred tax asset due to the uncertainty of the utilization of the operating losses in future periods.

NOTE 10 - AGREEMENT AND PLAN OF MERGER AND REORGANIZATION WITH IPT ETHANOL, INC.

On August 3, 2006, EENA acquired all of the capital stock of IPT Ethanol, Inc. from Industrial Power Technology, its sole stockholder. IPT Ethanol, Inc. is a privately held corporation formed on July 18, 2006 and has had no operations from its date of inception through December 31, 2006. Prior to the closing, Industrial Power Technology assigned to IPT Ethanol, Inc. its rights to a letter of understanding with an energy provider in the state of Kansas (the “Utility”). The letter of understanding provides for a joint evaluation of the environmental and operational impact of constructing a 132 MMGY ethanol plant at a Utility location. Upon the receipt of favorable results from the joint evaluation and upon the satisfactory negotiation of business terms between the Utility and IPT Ethanol, Inc. for the development of the proposed plant, Utility and IPT Ethanol, Inc. intend to enter into a definitive agreement to construct an ethanol plant at the Utility location in Kansas. EENA paid $500,000 in cash for the acquisition of IPT Ethanol, Inc. The entire purchase price was allocated to the rights to the letter of understanding. The price was determined by negotiation with the sole owner and manager, Robert C. Walther, in an arms length transaction. Mr. Walther subsequently joined the Company as Executive Chairman. IPT Ethanol, Inc. had no assets and liabilities other than the rights to the letter of understanding with the Utility. Since the letter provided no benefit except an exclusive, short period of investigation it was deemed to have no continuing value and therefore was immediately expensed as an impairment.

NOTE 11 - JOINT VENTURES

On August 4, 2006, EENA, a wholly owned subsidiary of Ethanex Energy, Inc., entered into a joint venture agreement with SEMO Milling, LLC, a privately held company (“SEMO”), for the purpose of manufacturing, distributing and selling ethanol and ethanol based products and corn based products in a production plant to be co-located with a dry corn mill production facility. The joint venture will be conducted through Ethanex at SEMO Port, LLC (“SEMO Port”), a Missouri limited liability company. Pursuant to the joint venture agreement the Company will make an initial capital contribution of $30 million to SEMO Port. SEMO’s initial capital contribution will consist of assets having a net asset value of $15 million and an agreed upon value of $30 million. Both Ethanex Energy, Inc. and SEMO will have 50% ownership in SEMO Port. The formation of the joint venture is contingent upon the capital contributions. The Company is currently negotiating the terms of the joint venture agreement with SEMO. (See Note 13) If we enter into a final executed agreement, then we will evaluate the joint venture under FIN 46 (R) to determine if the Company is the primary beneficiary (Note 2).

Through December 31, 2006, the Company spent $3,727,211 related to the joint venture, $2,000,000 of which is a deposit against the initial capital contribution of $30 million and $1,727,211 is for the design and construction of the ethanol plant.

ETHANEX ENERGY, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

In August 2006, the Company entered into a letter agreement with Star Ethanol, LLC (“Star”) and on September 17, 2006 entered into a joint venture agreement with Star to construct and operate an ethanol facility in Franklin County, Illinois utilizing fractionation technology in the production of ethanol and ethanol related products. The joint venture will operate as Ethanex Southern Illinois, LLC (“Ethanex Southern”).The Company’s initial membership interest in Ethanex Southern is 85% and Star’s initial membership interest is 15%. Star has the right to secure an additional 10% membership interest through additional capital contributions made before the mechanical completion of the facility. The Company has provided an initial contribution of $2,000,000 against an anticipated total contribution of $63,750,000. The Company will also contribute tangible and intangible assets and management expertise. Star’s initial contribution to the joint venture will be $11,250,000, which is 15% of the equity estimated to be required to finance the anticipated cost of the construction. Due to the Company’s controlling financial interest in this joint venture it has been consolidated as of December 31, 2006. In the event Star is unable to make its initial contribution, the Company has agreed to advance Star up to $4,000,000 toward its initial contribution in the form of a senior subordinated debenture, which will bear interest at the rate of 11% per year. Ethanex Southern is a development stage entity and the Company is responsible for securing the financing necessary to complete the plant as well as oversee its design and construction. Ethanex Southern contributed $19,000 of interest income and $37,000 of expenses to the consolidated financial statements for the period ended December 31, 2006. Assets of the joint venture totaled $2,547,000, which consisted of cash and construction in progress. Liabilities of the joint venture totaled $76,000 for accrued expenses, including $63,000 due to Ethanex Energy for construction costs which has been eliminated in consolidation.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Employment Agreements

The Company has entered into employment agreements with certain key personnel which generally provide for a base salary, yearly bonuses subject to the Company achieving certain target performance levels as set by the board, stock options, restricted stock and other benefits, including severance pay. Termination of the agreements may be made by either party with advance notice. All related stock options and restricted stock were granted in 2006.

Operating Leases

On July 17, 2006, EENA entered into a non-cancelable lease for its office premises with a term of one year. Under the leasing arrangement the Company pays the expenses related to the leased property. The base annual rent under the operating lease is $11,100. The lease may be renewed at our option for a period of five years with an annual increase in rent expense of 3% per year.

On October 11, 2006, the Company entered into a non-cancelable lease for office premises in Charleston South Carolina commencing November 1, 2006 for a term of five years. The base annual rent under the operating lease for the initial year is $18,590.

The following is a schedule by year of future minimum rental payments required under this lease:

Year ending December 31:
2007	$18,683
2008	19,244
2009	19,821
2010	20,415
2011	17,436
Total	$95,599

Total rental expense for the period was $7,023.

ETHANEX ENERGY, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Litigation

In February 2007, the Company learned that our former outside legal counsel, Louis W. Zehil, who at the time was a partner at the law firm of McGuireWoods LLP, and who was our corporate secretary until February 22, 2007, had been named a defendant in a civil lawsuit by the SEC for violations of the antifraud and registration provisions of the federal securities laws. Mr. Zehil also was named a defendant in a criminal proceeding brought by the U.S. Attorney for the Southern District of New York involving similar matters. Both of these lawsuits relate to actions Mr. Zehil is alleged to have taken to trade shares of our common stock.

Persons who purchased shares directly from Mr. Zehil may have a rescission right against Mr. Zehil. Such persons also may try to claim that this rescission right extends to the Company. One or more of the investors in the Offering, in which Mr. Zehil acquired the shares that he subsequently is alleged to have sold improperly, may also try to claim a rescission right based upon Mr. Zehil’s conduct. It is also possible that one or more of our stockholders could claim that they suffered a loss and attempt to hold the Company responsible. We also may incur significant legal and other costs in connection with our internal investigation of this matter, any litigation we may become involved in and/or our cooperation with the SEC.

The Company is unaware of facts or circumstances to suggest that it is probable that such claims would be made against the Company. There has been no formal discovery process involving the Company or any of the other six companies involved in the Zehil matter, the results of which are available to the Company. Moreover, the Company believes that should any claims be made against the Company, the Company would have substantial cross- and third-party claims against Mr. Zehil and his former law firm and that, accordingly, the Company does not currently believe that there is a material risk that the Company would ultimately incur material financial or other harm. Moreover, the Company is unable to quantify the dollar amount of securities that could be subject to a rescission offer because the securities were allegedly sold over a two month period, at various times and prices, to unidentified purchasers. The possibility of assertion of a rescission demand is highly uncertain and no such assertion has been made or threatened, and any potential damages are not reasonably estimable, therefore, an accrual for potential rescission claims has not be included in the Company’s consolidated financial statements.

NOTE 13 - SUBSEQUENT EVENTS

On March 23, 2007, EENA entered into a Ninth Amendment to Joint Venture Agreement with SEMO Milling, LLC, amending the Joint Venture Agreement dated August 4, 2006. The Ninth Amendment extended to April 30, 2007 (from March 23, 2007) the deadline for performing specified actions and activities under the Joint Venture Agreement (which is referred to as the “effective date”), including: entering into certain agreements related to the joint venture, making initial capital contributions to the joint venture, and obtaining third-party financing for the joint venture. The Company and SEMO have extended the “effective date” under the Joint Venture Agreement several times, and further extensions may occur. The Company cannot predict the outcome of discussions with SEMO or what effect such discussions may have on its business relationship with SEMO or future business activities between SEMO and the Company.

ETHANEX ENERGY, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
UNAUDITED PRO FORMA BALANCE SHEET
DECEMBER 31, 2006

	Historical
	Ethanex	Ethanex Energy	Pro Forma	Consolidated
	Energy, Inc.	North America, Inc	Adjustments	Pro Forma

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$11,368	$5,961,775	$(11,368)	$5,961,775

Investments	—	6,950,000	—	6,950,000

Other current assets	—	66,430	—	66,430

Total Current Assets	11,368	12,978,205	(11,368)	12,978,205

Property and Equipment, net	—	1,201,106	—	1,201,106

Investment in joint venture	—	3,727,211	—	3,727,211

Other assets	—	3,999	—	3,999

Total Assets	$11,368	$17,910,521	$(11,368)	$17,910,521

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accrued Expenses	$1,976	$1,054,271	$(1,976)	$1,054,271

Current portion notes payable	—	11,558	—	11,558

Total Current Liabilities	1,976	1,065,829	(1,976)	1,065,829

Notes Payable	20,000	45,556	(20,000)	45,556

Total liabilities	21,976	1,111,385	(21,976)	1,111,385

Minority Interest in equity of subsidiary	—	486,481	—	486,481

STOCKHOLDERS’ EQUITY

Preferred stock	—	—	—	—
Common stock	4,800	63,987	(4,800)	63,987
Additional paid in capital	29,700	22,812,489	(29,700)	22,812,489
(Deficit) accumulated during the development stage	(45,108)	(6,563,821)	45,108	(6,563,821)

Total Stockholders' Equity	(10,608)	16,312,655	10,608	16,312,655

Total Liabilities and Stockholders' Equity	$11,368	$17,910,521	$(11,368)	$17,910,521

ETHANEX ENERGY, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
DECEMBER 31, 2006

	Historical
	Ethanex	Ethanex Energy	Proforma	Consolidated
	Energy, Inc	North America, Inc	Adjustments	Proforma

Operating Revenues	—	—	—	—

Cost of Sales	—	—	—	—

Gross Profit

General and Administrative expense	$31,631	$6,303,355	$(31,631)	$6,303,355

Impairment in IPT Ethanol	—	500,000	—	500,000

Total Operating Expenses	—	6,803,355	—	6,803,355

Operating Loss	(31,631)	(6,803,355)	31,631	(6,803,355)

Interest Income	—	236,796	—	236,796

Interest Expense	—	—	—	—

Minority interest in income of consolidated subsidiary	—	2,738	—	2,738

Loss before provision for income taxes	(31,631)	(6,563,821)	31,631	(6,563,821)

Provision for Income Tax	—	—	—	—

Net loss	$(31,631)	$(6,563,821)	$31,631	$(6,563,821)

ETHANEX ENERGY, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
UNAUDITED PRO FORMA BALANCE SHEET
MARCH 31, 2007

	Historical
	Ethanex	Ethanex Energy	Pro Forma	Consolidated
	Energy, Inc.	North America, Inc	Adjustments	Pro Forma
		(as Restated)		(as Restated)

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$11,368	$4,470,093	$(11,368)	$4,470,093

Investments	—	6,500,000	—	6,500,000

Other current assets	—	497,836	—	497,836

Total Current Assets	11,368	11,467,929	(11,368)	11,467,929

Property and Equipment, net	—	2,352,903	—	2,352,903

Investment in joint venture	—	—	—	—

Other assets	—	3,999	—	3,999

Total Assets	$11,368	$13,824,831	$(11,368)	$13,824,831

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accrued Expenses	$1,976	$609,036	$(1,976)	$609,036

Current portion notes payable	—	11,692	—	11,692

Total Current Liabilities	1,976	620,728	(1,976)	620,728

Notes Payable	20,000	42,451	(20,000)	42,451

Total liabilities	21,976	663,179	(21,976)	663,179

Minority Interest in equity of subsidiary	—	484,586	—	484,586

STOCKHOLDERS’ EQUITY

Preferred stock	—	—	—	—
Common stock	4,800	64,237	(4,800)	64,237
Additional paid in capital	29,700	24,241,993	(29,700)	24,241,993
(Deficit) accumulated during the development stage	(45,108)	(11,629,164)	45,108	(11,629,164)

Total Stockholders' Equity	(10,608)	12,677,066	10,608	12,677,066

Total Liabilities and Stockholders' Equity	$11,368	$13,824,831	$(11,368)	$13,824,831

ETHANEX ENERGY, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
MAY 31, 2006 (INCEPTION) TO MARCH 31, 2007

	Historical
	Ethanex	Ethanex Energy	Proforma	Consolidated
	Energy, Inc	North America, Inc	Adjustments	Proforma
		(as Restated)		(as Restated)
Operating Revenues

Cost of Sales

Gross Profit

General and Administrative expense	$31,631	$8,773,873	$(31,631)	$8,773,873

Impairment in IPT Ethanol, Inc. and Ethanex at SEMO Port, LLC	—	3,234,555	—	3,234,555

Total Operating Expenses	—	12,008,428	—	12,008,428

Operating Loss	(31,631)	(12,008,428)	31,631	(12,008,428)

Interest Income	—	375,235	—	375,235

Interest Expense	—	(604)	—	(604)

Minority interest in income of consolidated subsidiary	—	4,633	—	4,633

Loss before provision for income taxes	(31,631)	(11,629,164)	31,631	(11,629,164)

Provision for Income Tax	—	—	—	—

Net loss	$(31,631)	$(11,629,164)	$31,631	$(11,629,164)

38,000,000 Shares of Common Stock

Ethanex Energy, Inc.

PROSPECTUS

July 9, 2007